

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



No Act
P.E. 1-10-03
1-12175

March 20, 2003

Stanton P. Eigenbrodt
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2003

Re: Sabre Holdings Corporation
Incoming letter dated January 10, 2003

Dear Mr. Eigenbrodt:

This is in response to your letters dated January 10, 2003, January 17, 2003 and March 7, 2003 concerning the shareholder proposal submitted to Sabre by John Chevedden. We also have received letters from the proponent dated January 17, 2003, January 24, 2003, March 10, 2003, March 16, 2003 and March 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

seigenbrodt@gibsondunn.com

January 10, 2003

Direct Dial
(214) 698-3174
Fax No.
(214) 571-2926

Client No.
C 88814-00048

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Sabre Holdings Corporation ("Sabre" or the "Corporation"), to omit from its proxy statement and form of proxy for Sabre's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and supporting statement (collectively, the "Proposal") received from Mr. John Chevedden (the "Proponent").

The Proposal requests that Sabre's Board of Directors (the "Board"): (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote. *See* Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of Sabre's intention to exclude the Proposal from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before Sabre intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission.

On behalf of our client, we hereby notify the Division of Corporation Finance of Sabre's intention to exclude the Proposal from the 2003 Proxy Materials on the bases set forth below. We respectfully request that the Staff concur in our view that the Proposal is excludable on the bases set forth below.

We believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(10), on the basis that Sabre has already substantially implemented the Proposal.

We also believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." *See also Dow Jones & Company, Inc.* (avail. Mar. 9, 2000) (permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). As set forth below, the Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive. In sum, the Proposal must be completely excluded due to the need for detailed and extensive editing to eliminate or revise its false and misleading statements. While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, we believe that if the Staff were to depart from the above statements in SLB 14 in responding to this letter, the Proposal nonetheless would have to be substantially revised pursuant to Rule 14a-8(i)(3) before it could be included in the 2003 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

The Proposal requests the Board to: (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote. Sabre's stockholders approved the same proposal at the 2002 Annual Meeting of Stockholders. Since Sabre has no rights plan in place, the Proposal (as was last year's) is essentially requesting that the Board consider seeking shareholder approval of any poison pill in the event that the Board were to adopt a poison pill in the future. Consequently, the only step Sabre can take to address the Proposal would be to adopt a policy statement acknowledging Sabre's plans in the event any poison pill were to be adopted in the future. Sabre will substantially implement the Proposal prior to this year's annual meeting.

To implement the request, the following policy is to be presented for approval by the Board on January 14, 2003, and we will supplementally notify the Staff upon the adoption of the following policy:

> **Stockholder rights plan (poison pill).** The Corporation does not currently have in place any stockholders rights plan (also known as a "poison pill"). The Board believes that it is appropriate to seek stockholder approval for the adoption of any poison pill. The Board may, in exercising its fiduciary responsibilities under the circumstances, approve the adoption of a poison pill before obtaining stockholder approval, subject to the determination by a majority of the independent directors that such adoption would be in the best interests of the Corporation's stockholders in order to avoid the delay reasonably anticipated to obtain stockholder approval. The Corporation would seek stockholder approval at the next annual meeting for any poison pill adopted by the Board.

Pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2003 Proxy Materials if Sabre "has substantially implemented the proposal." In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the company, and not necessarily implementation." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997). In addition, the Staff stated in 1983 amendments to the proxy rules that

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10)[1] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented."

---

[1] Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

The Proposal seeks the redemption of any outstanding poison pill, but Sabre has no poison pill outstanding. The Proposal also seeks shareholder approval of any extension of a pill, but Sabre has no poison pill to extend. Sabre does not currently have a shareholder rights plan in place. Therefore, the only relevant portion of the Proposal recommends that the Board not "adopt . . . any poison pill unless such adoption . . . has been submitted to a shareholder vote." Sabre's policy implements the Proposal, subject only to the fiduciary duty requirements of Delaware General Corporation Law.

We believe that the language in the Board's policy reserving the ability of the Board in the future, including requiring a vote of a majority of the non-employee directors, to implement a rights plan in the exercise of the Board's fiduciary duties merely makes explicit a qualification on the Board's ability to implement the Proposal that already exists under Delaware law. In Delaware, a corporation's board of directors has the authority to manage the corporation's business and affairs. *See, e.g., Paramount Communications , Inc. v. Time Inc.*, 571 A.2d 1140, 1150 (Del. 1990); *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985); 8 Del. C. § 141(a). As a result, efforts to restrict a board's ability to exercise its fiduciary duties in the context of a rights plan have been struck down by Delaware courts. *See Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998); *Carmody v. Toll Bros., Inc.*, 723 A.2d 1180 (Del. Ch. 1998). *See also Toys "R" Us, Inc.* (avail. April 9, 2002); *Atlas Air Worldwide Holdings, Inc.* (avail. April 5, 2002), in which the Staff has previously concurred that a company could exclude shareholder proposals that would require the company to take action with respect to a rights plan on the basis that the proposals interfered with the board's authority to manage the corporation, and thus violated Delaware law. In order to avoid legal challenges to the validity of the policy, the Board therefore has expressly preserved within the policy the ability of a future board of directors to fulfill its fiduciary duties. We believe that this provision assures that the Board has substantially implemented the Proposal to the fullest extent that it is able to do so under Delaware law. Therefore, the *proviso* in the policy adopted by the Board should be viewed as furthering the objective of implementing the Proposal, and not as a failure to substantially implement the Proposal. *See Masco Corp.* (avail. Mar. 29, 1999) and *General Motors* (avail. Mar. 4, 1996), in which the Staff previously has concurred that a proposal could be omitted from proxy materials under Rule 14a-8(i)(10) even though the proposal was not implemented exactly as proposed. Accordingly, we believe that Sabre may omit the Proposal in its entirety pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(3) Because the Proposal Is False and Misleading in Violation of Rule 14a-9.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed in Section II.B. below, the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in SLB 14, when substantial revisions and omissions are necessary, it is appropriate to exclude the entire proposal. In the

alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed in Section II.A. below.

A. FALSE AND/OR MISLEADING STATEMENTS IN THE PROPOSAL.

We believe that the following statements in the Proposal are false and/or misleading:

1. The Proponent Fails to Substantiate the Statement that "This topic won our 83%-yes vote," and such Statement is Otherwise Misleading.

The statement that "[t]his topic won our 83%-yes vote" is misleading for the following reasons:

a. The statement does not reflect when the vote was taken, and, therefore, it may be misinterpreted by the current stockholders to mean the stockholders have recently voted on the topic. The statement should be omitted to avoid confusion regarding the timing of any vote on the topic.

b. The use of the pronoun "our" may mislead the stockholders as to who voted on the topic. The statement that "[t]his topic won our 83%-yes vote" incorrectly implies that 83% of the current stockholders of Sabre voted yes on the topic. It is also misleading in that it suggests that 83% of all stockholders voted in favor of the provision. The 83% reflects only those stockholders who voted for the proposal as a percentage of all stockholders who actually submitted a vote either "For" or "Against" the proposal. The percentage does not reflect abstentions, broker non-votes, or other stockholders who did not vote. Accordingly, the use of "our" and the percentage cited in the Proposal misleads readers into thinking that 83% of all stockholders voted "For" the prior proposal. The statement must be deleted from the Proposal or modified in order to avoid any confusion.

2. The Reference to the October 7, 2002 *Business Week* Cover-Page Report is Irrelevant and Misleading.

a. The statement that "[s]hareholder resolutions should be binding according to *Business Week* in 'The Best & Worst Boards' cover-page report, October 7, 2002" is irrelevant to the Proposal. The Proposal is a recommendation that "[Sabre's] Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." A binding resolution on this topic is inconsistent with Delaware law. The Staff concurred in *Toys "R" Us, Inc.* (avail. April 9, 2002); *Atlas Air Worldwide Holdings, Inc.* (avail. April 5, 2002) that binding proposals with respect to shareholders rights plans interfered

with the board's authority to manage the corporation and violated Delaware law. A statement that shareholder resolutions should be binding is, therefore, irrelevant to a discussion of poison pills and is misleading. The statement must be deleted from the Proposal in order to avoid the confusing impression that the cover-page report is even tangentially related to the Proposal.

b. The statement that "[s]hareholder resolutions should be binding according to *Business Week* in 'The Best & Worst Boards' cover-page report, October 7, 2002" is a misleading attempt to convey that shareholder resolutions and whether or not they should be binding is the focus of the cover-page article, when, in fact, the statements in the article regarding shareholder resolutions are limited to only three sentences. *See* Exhibit B. The statement must be deleted from the Proposal in order to avoid any confusion that the focus of the cover-page report is the binding nature of stockholder proposals.

3. The Proponent Fails to Substantiate the Statement that "The 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002."

The Proponent fails to substantiate the statement that "[t]he 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002." As discussed above, the Proposal offers no support whatsoever for this statement, yet presents it as one of fact. Presenting an undocumented statistical figure as fact may lead stockholders to place undue reliance on such an unsupported statement, thereby materially misleading them.

Accordingly, the statement that "[t]he 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002." should be omitted, or the Proponent should identify, with supporting documentation, the source of this figure. *See Pharmacia Corp.* (avail. March 7, 2002); *Kimberly-Clark Corp.* (avail. February 1, 2002) (both no-action letters requiring the proponent to provide citations to support statement that stockholder right to vote on poison pills "achieved a 57% average yes-vote" from stockholders at 26 major companies in 2000).

4. The statement that "This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278." is irrelevant, misleading and violates Rule 14a-8(l).

The sentence referenced above is irrelevant to whether the shareholders should adopt the Proposal, and thus is potentially misleading. In addition, Rule 14a-8(l) provides that Sabre may, at its option, choose not to disclose Mr. Chevedden's name and address in the proxy statement, and instead may include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request therefor. To the extent Sabre must include the Proposal in its proxy statement, Sabre has chosen not to disclose Mr. Chevedden's name therein; consequently, this sentence should be deleted in its entirety.

5. References to the 2001 Harvard Business School Study Are Irrelevant, False and Misleading Because They Do Not Mirror the Focus and Text of the Study.

The first paragraph under the heading "Harvard Report" (Paragraph 3) is irrelevant, false and misleading for the following reasons:

a. The 2001 Harvard Business School Study (the "Study") is irrelevant to a discussion of poison pills, and the parenthetical reference to poison pills having been taken into account in the Study is a misleading attempt to hide the actual focus of the Study. As the Proponent correctly states, the Study concerns the relationship between a hypothetical governance index and company value. The adoption of a poison pill by a company was but one of 24 factors that comprised the governance index, and it is impossible to associate one isolated factor with the index as a whole. *See* Exhibit C. The paragraph must be deleted from the Proposal in order to avoid any confusion that the Study is even tangentially related to the Proposal.

b. The Study directly contradicts the Proponent's inference that poison pills have a negative impact on company value. In their discussion of poison pills, the authors of the Study state that: "it is clear that poison pills give current management some additional power to resist the control action of large shareholders. If management uses this power judiciously, then it could possibly lead to an overall increase in shareholder wealth." Exhibit C, p. 11. Therefore, citing the Study as a supporting statement for requiring stockholder approval of poison pills, however indirect the reference, is false and misleading in violation of Rule 14a-9 given the text and findings of the Study's authors. This entire paragraph referencing the Study must be deleted and the accompanying heading "Harvard Report" must be deleted as well for the same reasons.

c. If, notwithstanding the foregoing basis for exclusion, the Staff permits the Study to remain in the Proposal, a proper citation is required as it would be misleading to reference the Study without providing stockholders with the ability to locate the Study so that they could read the complete text. Without a proper citation allowing stockholders to conduct an independent review of the Study, the reference to the Study is misleading and should be omitted in its entirety.

6. The Statements Regarding Views on Corporate Governance Are Irrelevant, Unsubstantiated and Misleading.

In the second paragraph under the "Harvard Report" heading, the Proponent makes the statements that "[s]ome believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company." Such statements are irrelevant, false and misleading, as the Proponent has established no connection between good governance and poison pills. It would be a violation of the proxy rules for the Proponent to

establish a negative correlation between poison pills and good governance by merely including unsubstantiated statements regarding the effects of good governance that have nothing to do with poison pills. In addition, the Proponent does not provide a citation or support for "some" and "others" whose beliefs he allegedly summarizes. Without such support, these statements are merely uncorroborated opinion presented as fact in direct violation of the proxy rules. Therefore, the paragraph containing these statements should be omitted in its entirety as misleading to stockholders.

7. The Proponent Fails to Support Adequately the Statements under "Challenges Faced by our Company," and the Statements Are Irrelevant, False and Misleading.

The Proposal makes, but fails to support, any of the following statements:

a. "Shareholders believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have input on any poison pill considered by our company."

b. "Sabre cut its outlook citing a tepid travel industry."

c. "Slowing economies in major companies has a negative impact."

d. "The travel slump continues longer than Sabre thought."

e. "New cost structure for online ticket bookings are reducing Sabre commissions."

f. "Major carrie[r]s, led by American and United, are aggressively cutting costs including the fees that Sabre charge the airlines for bookings."

The Proposal offers no support whatsoever for any of these statements, yet presents each statement as one of fact. Presenting an undocumented statement as fact may lead stockholders to place undue reliance on such an unsupported statement, thereby materially misleading them. Accordingly, each of these statements should be omitted, or the Proponent should provide support for the accuracy of each statement.

In addition, the Proponent offers no correlation whatsoever as to why these statements have any bearing on adopting a poison pill. Consequently, these statements are irrelevant and should be excluded.

8. The Proponent Fails to Support Adequately the Statements under "Council of Institutional Investors Recommendation," and the Statements May be False or Misleading.

a. The Proposal fails to support its conclusion that the Council on Institutional Investors (the "Council") "called for shareholder approval of poison pills." The Proposal claims to support this statement by referring stockholders to the Council website at www.cii.org. The Proposal does not cite a specific reference or publication that supports the statement that the Council supports stockholder approval of poison pills. It is also misleading to provide stockholders with a statement that does not have a temporal reference so that stockholders can understand the context and marketplace conditions existing at the time of the statement and whether the Council still holds such a position.

b. The Proposal fails to support its statement that "[t]he Corporate Library www.thecorporatelibrary.com also includes information on [shareholder approvals of poison pills]." In addition, by including the statement that the Corporate Library "also includes information on this topic," the Proponent is improperly inferring that the Corporate Library contains information calling for shareholder approval of poison pills, without adequately supporting such inference. The Proposal does not cite a specific reference or publication that supports the statement that the Corporate Library includes information on shareholder approvals of poison pills.

The Staff previously has found that references to Internet addresses and/or websites are excludable and may be omitted from proposals or supporting statements if the information contained in such website "may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." SLB 14 at F.1 (avail. July 13, 2001). *See, e.g., AMR Corporation* (avail. Apr. 3, 2001) (requiring the proponent, who is the Proponent's representative for issues pertaining to the Proposal, to delete the same website address included in the Proposal); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998); and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998). It is appropriate to exclude the website references and the statements that the Council has "called for shareholder approval of poison pills" and the Corporate Library "also includes information on this topic" because the references to the websites are vague, almost every piece of information located on the websites is irrelevant to the Proposal, and false or misleading statements could be incorporated into the websites at any time.

Each of these statements reference an entire website. Stockholders who visit either site may be unable to determine which of the many pages on the site might support the applicable statement made in the Proposal and will be exposed to vast amounts of irrelevant information in the process. Moreover, the citations are to a third-party websites whose content cannot be regulated and is subject to change at any time. Therefore, false and/or misleading statements could be incorporated into either website once the proxy materials are mailed to Sabre's

stockholders. Accordingly, for these and the other reasons set forth in this paragraph 8, each of these statements should be deleted.

9. The Proponent Fails to Substantiate the Statement that "In Recent Years, Various Companies Have Been Willing to Redeem Existing Poison Pills or Seek Shareholder Approval for Their Poison Pill."

The claim in the Proposal that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" (Paragraph 7) is an uncorroborated opinion presented as fact. This unsubstantiated statement about "various companies" in "recent years" may lead stockholders to assume that this particular proposal has been commonly adopted at other companies over many years.

The Staff has previously required proponents to substantiate the identity of such "various companies." *See Boeing Company* (avail. February 7, 2001) (requiring the proponent to provide citations to "many institutional investors" before such reference could be included in a proposal); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included in a proposal). Therefore, the statement that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" should be omitted, or the Proponent should identify, with supporting documentation, the factual support for this statement.

10. The Proponent Fails to Substantiate the Statement that "This Includes Columbia/HCA, McDermott International and Airborne, Inc." and the Statement Is Irrelevant and Misleading.

The claim in the Proposal that "[t]his includes Columbia/HCA, McDermott International and Airborne, Inc." is an unsubstantiated statement presented as fact. Without a proper citation, this uncorroborated statement may lead stockholders to assume that this particular proposal has been adopted by these three companies in recent years. This statement should be omitted, or the Proponent should provide supporting documentation. *See also Dow Holdings Corp.* (avail. March 18, 2002); *American Electric Power Co., Inc.* (avail. January 16, 2002).

Additionally, there is no basis upon which to conclude that actions at other companies, in different industries, with different histories and profiles are relevant to the Proposal. Inclusion of this type of irrelevant information, especially under a heading entitled "Council of Institutional Investors Recommendation" which is unrelated to the statement itself, will only mislead stockholders on the question of whether the Proposal is appropriate in the current circumstance. *See Exxon Mobil Corp.* (avail. March 22, 2002) (deleting references to success of stockholder right to vote resolutions at other companies). As a result, the statement that "this includes Columbia/HCA, McDermott International and Airborne, Inc." should be deleted, or the Proponent should identify, with supporting documentation, the source of this statement.

11. The Proposal Contains Inaccurate Factual References to an Existing Rights Plan When One Does Not Exist

The Proposal refers to shareholder approval of "any poison pill now in effect." In fact, Sabre does not currently have any rights plan in place. That Proposal is therefore misleading, and must be revised to indicate that it applies only to any rights plan that might be proposed in the future.

The Proposal refers to shareholder approval to "extend any poison pill." This statement is misleading, because Sabre does not currently have any rights plan in place so there is no plan to be extended. This statement must be revised to indicate that it applies only to any rights plan that might be proposed in the future.

B. THE EXTENSIVE NUMBER OF OMISSIONS AND REVISIONS REQUIRED TO THE PROPOSAL RENDER IT FALSE AND MISLEADING AS A WHOLE.

SLB 14 states that "[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." Nevertheless, it is the Staff's practice to permit proponents to "make revisions that are minor in nature and do not alter the substance of the proposal" to deal with proposals that "contain some relatively minor defects that are easily corrected." In SLB 14, the Staff announced that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In this regard, the Staff indicated that it is not beneficial to devote its resources to "detailed and extensive edits."

The instant Proposal is a prime example of the situation identified above where "extensive editing" of the Proposal is necessary to bring it "into compliance with the proxy rules." Because of the extensive deletions and revisions necessary to correct the numerous unsubstantiated false and misleading statements, and the lack of substance remaining when those statements are removed, we believe it is necessary and proper under the proxy rules to exclude the Proposal in its entirety from the 2003 Proxy Materials.

If the statements outlined in Section II.A. above are omitted or revised, only one of the seven paragraphs in support of the Proposal would remain intact: your concurrence with our analysis would cause the Proponent to revise the Proposal, delete or revise five paragraphs in their entirety, delete or revise portions of one other paragraph, and revise the subheading of the Proposal, leaving only one remaining paragraph intact. The revision of the Proposal and elimination or revision of the subheading along with almost all of the words supporting the Proposal is "the type of extensive editing" that SLB 14 indicates is justification for excluding an entire proposal as materially false or misleading. Accordingly, we respectfully request the Staff's concurrence that the entire Proposal may be omitted.

In addition to the Staff's position set forth in SLB 14, the Staff has consistently permitted the exclusion of proposals that are vague and indefinite in violation of Rule 14a-8(i)(3). *See also Northeast Utilities Service Co.* (avail. Jan. 19, 2000); *Dow Jones & Company, Inc.* (avail. Mar. 9, 2000); *Tri-Continental Corp.* (avail. March 14, 2000) (each no-action letter permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). If the provisions listed in Section II.A. above are omitted or revised, the original proposal and the lone supporting statement that is not deleted or revised would be so disconnected and unsupported by substantive arguments that the Proposal would be vague and misleading in direct contravention of the proxy rules. Therefore, the Proposal should be completely excluded from the 2003 Proxy Materials.

Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

We are aware of instances where the Proponent has submitted revised statements that resulted in the proposal and supporting statement as a whole exceeding the 500-word limit set forth in Rule 14a-8(d). Therefore, in the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by Sabre if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Sabre is attempting to finalize its proxy statement.

* * *

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Sabre excludes the Proposal from the 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (214) 698-3174, or

James F. Brashear, Sabre's Corporate Secretary, at (682) 605-1551, if we can be of any further assistance in this matter.

Sincerely,

Stanton P. Eigenbrodt/EAI

Stanton P. Eigenbrodt

Attachments

cc: James F. Brashear, Corporate Secretary, Sabre Holdings Corporation
John Chevedden

50163879_7.DOC

EXHIBIT A

SHAREHOLDER PROPOSAL BY
JOHN CHEVEDDEN

3 – Allow Shareholder Vote regarding Poison Pills
This topic won our 83%-yes vote

This is to recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Shareholder resolutions should be binding

Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002. This topic won our 83%-yes vote at our 2002 annual meeting. The 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have an input on any poison pill considered by our company:

1) Sabre cut its outlook citing a tepid travel industry.
2) Slowing economies in major companies has a negative impact.
3) The travel slump continues longer the Sabre thought.
4) New cost structure for online ticket bookings are reducing Sabre commissions.
5) Major carries, led by American and United, are aggressively cutting costs including the fees that Sabre charge the airlines for bookings.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. The Corporate Library www.thecorporatelibrary.com also includes information on this topic. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. I believe that our company should follow suit and allow shareholder input.

Allow Shareholder Vote regarding Poison Pills
Yes on 3

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

EXHIBIT B

ARTICLE: *THE BEST & WORST BOARDS*
OCTOBER 7, 2002
BUSINESS WEEK ONLINE

Register
Subscribe


BusinessWeek online

Search
GO
Advanced Search

BW MAGAZINE

OCTOBER

▸ BW MAGAZINE

U.S. EDITION
Full Table of Contents
Cover Story
Up Front
Editor's Memo
Readers Report
Corrections & Clarifications
Books
Technology & You
Economic Viewpoint
Economic Trends
Industry Insider

Business Outlook
News: Analysis & Commentary
In Business This Week
Washington Outlook
International Business
International Outlook
Special Report -- The Telecom Depression
People
Sports Business
Government

Legal Affairs
Finance
Industrial Management
Developments to Watch
BusinessWeek Investor
BusinessWeek Lifestyle
The Barker Portfolio
Inside Wall Street
Figures of the Week
Editorials

INTERNATIONAL EDITIONS
International -- Readers Report
International -- Asian Business
International -- European Business
International -- Finance
International -- Int'l Finance
International -- Int'l Figures of the Week
International -- Editorials

OCTOBER 7, 2002

COVER STORY

The Best & Worst Boards

How the corporate scandals are sparking a revolution in governance

Printer-Friendly Version
E-Mail This Story

For most of the 1990s, Walt Disney Co. (DIS) occupied a prominent place in *BusinessWeek's* rankings of America's worst corporate boards. Directors there were long on ties to CEO Michael D. Eisner and short on management expertise. Although performance was strong, oversight was minimal. The company's reaction to this dubious distinction? With its stock climbing and shareholders happy, it more or less ignored the issue, saying only that Disney's strong performance spoke for itself. That's how most investors seemed to regard corporate governance in the '90s as well: in theory, a laudable goal, but one with only marginal relevance in the real world.

RELATED ITEMS

Cover Image: The Best and Worst Boards

Table: Best Boards

Table: Worst Boards

Table: Principles of Good Governance

Table: Most Improved Boards

Table: Boards That Need Work

Table: Hall of Shame

Great Numbers, Weak Governance: Is AIG a Special Case?

Table: In the Shadow of AIG

• Find More Stories Like This

Those days ended with a bang when the debacle at Enron Corp. exposed just how vulnerable even the largest companies were to fraud and manipulation. Across Corporate America, a governance revolution is





under way. As the list of companies engulfed in scandal grows--from Enron to Tyco to WorldCom--the revolution is gaining momentum. Top executives who once blithely ignored criticism of their clubby boards are scrambling to institute reforms. Directors whose main contribution to boardroom debate had been golf scores and gossip are returning to the classroom to learn how to read a balance sheet. Compensation committees that routinely awarded massive pay packages to poorly performing CEOs are having second thoughts. And while many official reforms have already been passed following Enron's meltdown, boards are going even further, instituting sweeping changes in their composition, structure, and practices on a scale not seen since skyrocketing executive pay gave birth to the modern governance movement in the 1980s.

The depth and breadth of the changes taking place become clear in *BusinessWeek*'s fourth ranking of the best and worst corporate boards in America, a survey we first undertook in 1996. To determine which boards were getting it right and which weren't, we polled the nation's top governance experts and conducted an in-depth analysis of dozens of boards, looking at everything from director credentials to stock ownership to attendance. This year, besides listing the best and worst boards in America, we've added three new categories: Most Improved Boards, Boards That Need Work, and a Hall of Shame.

The yearlong study provided a richly detailed view of governance in the post-Enron age, revealing a broken system undergoing radical repairs. "Enron is bringing about the most sweeping structural changes in governance that have ever occurred," says Donald P. Jacobs, former dean of Northwestern University's Kellogg School of Business and a governance watcher. "We thought there had been an enormous increase in the quality of boards, but Enron has shaken the hell out of that confidence."

That wake-up call has spurred companies to make radical improvements. Problems that were simply ignored a couple of years ago are now the subject of heated boardroom debate. Boards are being forced to grapple with tough questions: How much is enough when it comes to paying the chief executive? What's the best way to account for option grants? What kinds of ties should be banned between directors and the companies they oversee? How many boards can directors serve on without being stretched too thin? How should the audit committee be staffed and run? And how much additional consulting, if any, is acceptable for the outside accounting firm? The recent scandals have made it all too clear that the decisions boards make on these issues can have profound consequences for their companies.

Bad boards, in particular, have made extraordinary strides in confronting these questions. Spurred in many cases by scandal, crisis, or a plummeting stock price, former laggards have become ardent believers in good governance. In some cases, a revitalized board may not be enough to undo the damage, but it's a start. Long criticized for lax governance policies, Disney, Cendant (CD), Waste Management (WMI), and others


Delta
Delta

have leapt ahead of rivals, implementing dramatic governance reforms in recent months that, experts say, will serve as a template for board overhauls across the nation. Computer Associates International Inc. (CA), a company notorious for having awarded a $1.1 billion pay package to top executives four years ago and which is now under investigation for its accounting practices, has recruited the Securities & Exchange Commission's former top accountant for its audit committee and prohibits directors from selling stock until they leave.

The changes at those companies warranted their inclusion on *BusinessWeek*'s list of most-improved boards, but even the worst boards in our rankings made some positive changes. Apple Computer Inc. (AAPL) and Qwest Communications International (Q) have both prohibited their outside auditors from doing nonaudit work for the company. Even at Tyco, WorldCom, and Adelphia--where poor oversight contributed to spectacular business scandals that landed those boards in our Hall of Shame--directors are now moving to strip their fallen leaders of gargantuan severance packages.

And it's not just the laggards. Even good boards have undertaken reforms or demonstrated stern resolve in dealing with management. Both Home Depot Inc. (HD) and General Electric Co. (GE) are expensing options, and GE CEO Jeffrey R. Immelt has vowed to add more directors without ties to the company. The GE board's latest changes and unrivaled record of creating shareholder value were enough to land it on our best boards list for the fourth time, despite recent revelations about the retirement perks it awarded former CEO John F. Welch in 1996. At Apria Healthcare Group Inc. (AHG), the board demonstrated why it, too, is consistently named one of the nation's best: Within 24 hours of learning that the wife of CEO Philip L. Carter had been hired for a company job, an infuriated board in February accepted his resignation and rescinded her offer of employment. It was able to act decisively because it had done its governance homework: A succession plan was in place, and the independent directors met regularly without management present to discuss Carter's performance, which until then had been universally lauded. "It just destroyed our whole trust in him," explained board member Richard H. Koppes. "We couldn't believe what he had done." Carter maintains that the turnaround he was hired for was complete, and that he left voluntarily.

While governance progress has been made throughout Corporate America, pockets of resistance remain. At Xerox Corp. (XRX), CEO Anne M. Mulcahy has made several changes to the board since the bungled succession of Paul A. Allaire two years ago. But problems remain: Three of the eight directors sit on too many boards, director Vernon Jordan's law firm still provides legal services to the company, and two members of the audit committee had attendance problems last year--this while the SEC was sifting Xerox' books to determine if the company used accounting tricks to boost revenue and earnings. Xerox says the board has been instrumental in leading the company's turnaround and is continuing to improve. At American International Group (AIG), CEO

Maurice R. Greenberg vigorously defends the half-dozen directors who sit with him on the board of a private company that got $77 million in AIG business last year and another that rewards top AIG execs with generous bonuses--a situation he describes as beneficial to shareholders.

At Apple, Steven P. Jobs owns just two shares of the company he founded nearly three decades ago. Even worse, the CEO of Micro Warehouse Inc., Jerome B. York, sits on Apple's compensation committee--even though Micro Warehouse accounted for nearly 3% of Apple's net sales in 2001. In the past two years, the board has awarded Jobs 27.5 million stock options and a $90 million jet, though it has saved on salary because Jobs has worked for $1 a year since his return to Apple in 1997. Apple declined to comment, but shareholders are aghast. "This is the old boys' network at its worst," says James C. Voye, international representative for the International Brotherhood of Electrical Workers pension fund, which launched an unsuccessful campaign for an independent compensation committee. "How do shareholders have any faith that these insiders aren't stuffing their pockets?"

But for boards that are reforming, the changes are likely to be profound. The remade boards will include fewer company executives and other insiders--and more independent directors. Board practices, such as executive sessions of outside directors, will give independent majorities more power. As a result, the whole tenor of board deliberations will change. Historically content to rubber-stamp management, the new board will become a true partner, with members meeting frequently with executives to confer on strategy and consulting with one another to evaluate management performance. And the job itself will become more difficult, requiring more time and more technical knowhow, especially for audit-committee members. "Boards of directors will be rolling up their sleeves and becoming much more closely involved with management decision-making," says Jeffrey A. Sonnenfeld, associate dean of the Yale School of Management.

There are already signs that boards are starting to demand more of their directors. Headhunters report spiking demand for independent directors--curmudgeons who will act as watchdogs, not lapdogs. Director "boot camps" and training seminars, such as those run by the Kellogg School and the University of Georgia's Terry College of Business, report standing-room-only crowds. Governance gurus who advise companies on revamping their boards, such as Harvard's Jay W. Lorsch and Ira M. Millstein of the law firm Weil, Gotshal & Manges LLP, are so busy they're turning away work. Directors say they're ready to embrace even some of the more radical reform ideas, including expensing stock options, increasing the audit committee's responsibility for risk, and appointing a "lead" independent director. At many companies, the workload is heavier than ever. At Lucent Technologies (LU), for example, which has been hammered by the telecom meltdown, the chairman communicates with directors once a week, and the audit committee convenes every month. "In the post-Enron days, governance has become critical," says Sanjay Kumar, CEO of Computer Associates.

That's in stark contrast to most of the 1990s, when corporate governance hardly seemed to matter: The buoyant stock market rewarded both good and bad boards. But when the bubble burst, that changed. Suddenly, the importance of governance was clear. In a time of crisis, a vigorous board that has done its job can help companies minimize the damage. A look back at *BusinessWeek*'s inaugural ranking of best and worst boards in 1996 tells the story. For three years after the list appeared, the stocks of companies with the best boards outperformed those with the worst by 2 to 1. But as the economy slowed starting in 2000, the Best Boards companies retained much more of their value, returning 51.7%, vs. -12.9% for the Worst Boards companies. Ralph V. Whitworth, the director who nurtured Waste Management Inc. through its accounting crisis and engineered governance turnarounds there and at Apria Healthcare, says investors in well-governed companies are buying a form of insurance. "A good board does not ensure that a company is never going to find itself in a crisis," says Whitworth. "The real test is what they do in reaction to a crisis."

Even the best boards could take a page from Whitworth's playbook. When he was called in to Waste Management in the wake of the accounting scandal in 1998, a serious illness on the part of the CEO brought in to fix things forced Whitworth to take charge. He demanded the resignations of three top executives who had sold stock just months before an earnings miss. With two other board members, he set up shop at the Houston headquarters, meeting with a crisis team every day at 5 p.m. for 90 consecutive days, as an army of 1,200 accountants scoured the company's books--all while recruiting a new CEO and resetting company strategy. "It's a great success story and one of the most dramatic turnarounds in governance," says Kenneth A. Bertsch, director of corporate governance at TIAA CREF, the huge teachers' pension fund and a governance gadfly. "It's when you have a company crisis that something has to happen, or the company can just go down."

If Corporate America succeeds in remaking governance, one of the greatest ironies will be that we have Enron to thank for it. When the unquestioning faith Enron's board placed in the company's management was revealed as a colossal blunder, faith in other once-revered executives also began to falter. Almost on cue, the giants began falling--Tyco, WorldCom, Global Crossing--confirming suspicions that the blight of greed and hubris that brought down Enron was more widespread.

Enron, and the corporate disasters that followed, forced many companies to get serious about governance. There are signs, especially, that boards are finally starting to grapple with the most egregious governance failure of the 20th century: astronomical executive pay. At E*Trade Group Inc. (ET), CEO Christos M. Cotsakos returned $21 million in pay after shareholder anger over his $80 million pay package boiled over. And in July, the head of the compensation committee, who had business ties to Cotsakos, resigned. At Dollar General Corp. (DG), CEO Cal Turner Jr. returned $6.8 million he received as the result of financial results that were later restated. "Boards have decided they're in a position where they can take a hard line," says Paul Hodgson, a senior research associate with the governance Web site The Corporate Library. "And if they don't take a hard line, they're going to get in trouble with shareholders."

Pressure from shareholders was responsible for many of the governance changes of the past year. Companies that once ignored criticism of their weak boards from disgruntled investors could no longer do so. And few boards had weaker governance than Disney's (DIS).

Under pressure from his board--particularly Stanley P. Gold, who manages the Disney family fortune--and institutional investors unhappy with the company's lackluster performance, CEO Michael Eisner recruited governance guru Millstein as an adviser and in April announced a series of changes. Post-Enron, Disney was among the first companies to prohibit its external auditors from providing consulting services, a reform originally proposed in a 2002 shareholder resolution that Disney opposed. Robert A.M. Stern, whose architectural firm was paid $76,000 for its work on a Disney resort last year, and former U.S. Senator George J. Mitchell, who had a $50,000 consulting contract in addition to his law firm's $1.3 million in Disney billings, have severed their business ties to the company. And the company came clean about four directors whose family members had previously undisclosed Disney jobs. "The goal is to end up with a board and a set of governance rules that go a long way toward growing investor confidence," says Robert A. Iger, Disney's president and chief operating officer. "We think we've taken some giant leaps forward, and we expect it to continue."

While the changes are significant, Disney's efforts show just how hard it is to turn a bad board around. Half of the 16 Disney directors still have ties to the company. Nine own less than $150,000 in stock, including five whose stakes are less than Disney's new $100,000 minimum. And the compensation committee--which has made Eisner one of the few CEOs in history to earn more than $1 billion over the course of his career--is rife with directors who have ties to Disney or Eisner, including Reveta F. Bowers, who runs a school once attended by Eisner's children. The board's independence is likely to be tested in future months as Eisner and Gold continue to clash. "Times change," says Charles M. Elson, director of the University of Delaware's Center for Corporate Governance. "But it doesn't happen overnight."

At Disney and at other companies, the factors driving governance reform are numerous, but they all boil down to self-preservation. Some boards are undertaking reforms, such as adding independent directors, because they will soon be required to under New York Stock Exchange rules. Others are hoping that reforms will persuade Congress not to take action. For most companies, soaring insurance rates for directors and officers is also a factor.

Perhaps the most important driver of change is the markets. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight. No company knows this better than Cendant Corp., which has been revamping governance since its 1998 accounting scandal. Among the most recent changes: Executive stock options will now require shareholder approval, and severance deals for departing executives will be severely curtailed. "I think the real impetus [for reform] will not be the NYSE, the President, or Congress--it will be the reality of the marketplace," says Henry R. Silverman, Cendant's CEO.

Some boards, it seems, never change. Long regarded as governance slackers, they still seem oblivious to the atmosphere of reform. At Tyson Foods Inc. (TJN), for example, there are 10 insiders on the 15-member board, including founder Don Tyson's son, making it one of the most insider-dominated boards around--and earning the company a place on *BusinessWeek*'s Worst Boards list. Five of the insiders are Tyson consultants, and seven have extensive side deals with the company--everything from leasing farms to providing aircraft, wastewater-treatment plants, and office space. Two of those seven sit on the compensation committee that awarded CEO John H. Tyson a $2.1 million bonus for negotiating the acquisition of meatpacker IBP--a deal the company tried, unsuccessfully, to back out of. And after a federal indictment in Tennessee accused the company of conspiring since 1994 to smuggle illegal immigrants into the U.S. from Mexico to work in its poultry-processing plants, the company fired several managers allegedly involved in the scheme, but the board took no action against the CEO.

Tyson denies the conspiracy charge and says the CEO's bonus was earned in light of the "huge number of man-hours" involved in the IBP acquisition and its "unqualified success." But governance experts say boards like Tyson's are a throwback to when directors saw board seats as a way to land clients for their companies or consulting contracts for themselves. "It's an incestuous board with a capital I," says Patrick McGurn, corporate-programs director at proxy adviser Institutional Shareholder Services Inc. "They may not all share the name, but they all share the same affinity for the Tyson family."

To be sure, the governance revolution has not taken root everywhere. And even where it has, constant vigilance is necessary to make sure the sense of purpose survives. Computer Associates, a Most Improved board, hired Harvard governance expert Jay W. Lorsch to advise it on reform, designated a lead independent director, and bolstered its audit committee with Walter P. Schuetze, the former chief accountant of the SEC's enforcement division. But in July, it disclosed that it paid Texas billionaire Sam Wyly $10 million to call off his proxy battle--a payment governance experts denounce as "greenmail" and an improper use of corporate funds. Lorsch, who was named to the CA board in March, says every director was behind the payment, which was viewed as a practical way to avoid the cost and distraction of a proxy fight. "It does not fall within my definition of greenmail," says Lorsch. "From our point of view, it was the right thing to do."

Also defending their governance practices were many of the companies that appeared on *BusinessWeek*'s Worst Boards list and in the Hall of Shame. Dillard's Inc., which fared poorly in the rankings due to its six inside or affiliated directors, said the current and former company employees brought "a wealth of insight and experience" as well as "character and integrity" to the board. Adelphia blamed its problems on the Rigas family, which, it said, provided the board with "inadequate, incomplete, misleading, or simply false information." And the company that started the governance revolution? It says it's not to blame for the failures that brought it down. "The board and its structure were more than adequate," wrote W. Neil Eggleston, an attorney representing the old Enron board, in a response to *BusinessWeek*. "Enron's management and outside advisers were the problem at Enron."

While extraordinary changes have been made, the governance revolution is far from over. Some changes proposed in Enron's wake--including certification of financial statements by CEOs, a ban on loans to officers and directors, and faster reporting of insider stock transactions--are in place. But others are still under discussion, including expensing of options, separation of the roles of chairman and CEO, and an outright ban on company side deals with directors.

Other changes that aren't on most boards' radar screens yet, should be. Shareholders need more power to choose and replace directors. They need two candidates for every seat, and a simple majority of votes cast should decide the election. They also need access to the information that will let them make an informed choice. Disclosure of board roll-call votes on issues such as executive pay would go a long way toward helping shareholders decide which candidates deserve their vote. And shareholder resolutions should be easier to pass. Supermajority voting requirements should be eliminated. Resolutions should be binding.

As executives and board members watched the Enron drama and its sequels unfold, many came away with a renewed sense of purpose. Now, the reforms they've implemented promise not only to remake the corporation but also to sound the death knell for the imperial CEO. Almost overnight, boards that were at the CEO's beck and call are more independent, skeptical, and determined than ever to hold top executives accountable. As revolutions go, not a bad start.

Corrections and Clarifications
``The best & worst boards" (Cover Story, Oct. 7) incorrectly reported that the Microsoft Corp. board lacks a nominating committee. The board created a committee in August and disclosed it on Sept. 19. The article also incorrectly stated that the Tyson Foods Inc. compensation committee includes two directors with business ties to the company.

By Louis Lavelle in New York

Click to buy an e-print or reprint of a *BusinessWeek* or BusinessWeek Online story.

To subscribe online to *BusinessWeek* magazine, please click here.

BACK TO TOP

EXHIBIT C

CORPORATE GOVERNANCE & EQUITY PRICES
2001 HARVARD BUSINESS SCHOOL STUDY

Corporate Governance and Equity Prices

July 2001

Paul A. Gompers
Harvard Business School
Harvard University and NBER

Joy L. Ishii
Department of Economics
Harvard University

Andrew Metrick
Department of Finance, The Wharton School
University of Pennsylvania and NBER

We thank Darrell Duffie, Gary Gorton, Edward Glaeser, Joe Gyourko, Steve Kaplan, Sendhil Mullainathan, Krishna Ramaswamy, Virginia Rosenbaum, Andrei Shleifer, Rob Stambaugh, Joel Waldfogel, Julie Wulf and seminar participants at Wharton and INSEAD for helpful comments. Ishii acknowledges support from an NSF Graduate Fellowship.

ABSTRACT

Corporate-governance provisions related to takeover defenses and shareholder rights vary substantially across firms. In this paper, we use the incidence of 24 different provisions to build a "Governance Index" for about 1,500 firms per year, and then we study the relationship between this index and several forward-looking performance measures during the 1990s. We find a striking relationship between corporate governance and stock returns. An investment strategy that bought the firms in the lowest decile of the index (strongest shareholder rights) and sold the firms in the highest decile of the index (weakest shareholder rights) would have earned abnormal returns of 8.5 percent per year during the sample period. Furthermore, the Governance Index is highly correlated with firm value. In 1990, a one-point increase in the index is associated with a 2.4 percentage-point lower value for Tobin's *Q*. By 1999, this difference had increased significantly, with a one-point increase in the index associated with an 8.9 percentage-point lower value for Tobin's *Q*. Finally, we find that weaker shareholder rights are associated with lower profits, lower sales growth, higher capital expenditures, and a higher amount of corporate acquisitions. We conclude with a discussion of several causal interpretations.

Keywords: *Corporate governance, shareholder rights, investor protection, agency problems, entrenched management, hostile takeovers, poison pills, golden parachutes, greenmail.*

1. Introduction

In reaction to the takeover wave of the 1980s, many firms adopted takeover defenses and other corporate provisions designed to reduce shareholder rights. At the same time, many states passed laws giving firms further protection against takeovers. The end result was wide variation in governance structures across U.S. firms. The relative stability of these structures since 1990 allows for a long-term study of the relationship of corporate governance with stock prices, returns, and corporate performance. Our results demonstrate that firms with weaker shareholder rights earned significantly lower returns, were valued lower, had poorer operating performance, and engaged in greater capital expenditure and takeover activity.

Corporate governance addresses the agency problems that are induced by the separation of ownership and control in the modern corporation. Even in developed countries, these agency problems continue to be sources of large costs to shareholders.[1] In the United States, the primary methods of solving these agency problems are the legal protection of minority investors (including voting rights), the use of boards of directors as monitors of senior management, and an active market for corporate control ("takeovers"). The strength of these methods is determined by securities regulation (at the federal level), corporate law (at the state level), and corporate bylaws, charter provisions, and other rules (at the firm level).

Taken together, these regulations, laws, and provisions define the power-sharing relationship between investors and managers. For example, firms can implement defenses like "poison pills" or classified ("staggered") boards to try to prevent hostile takeovers. Such takeover defenses can either benefit shareholders, if managers use their increased bargaining

[1] Studies of agency problems due to the separation of ownership and control date back to Berle and Means (1932), with its modern development by Jensen and Meckling (1976), Fama and Jensen (1983a, 1983b), and Jensen (1986). Empirical evidence of agency costs is surveyed by Shleifer and Vishny (1997).

power to increase the purchase price, or hurt shareholders, if managers use the defenses to entrench themselves and extract private benefits.[2] Similarly, firms have wide latitude in setting the rules for shareholder voting and the election of the board of directors. If they choose, managers can use this latitude to make it more difficult for shareholders to exercise any influence or control.

Most of the firm-specific variation in corporate governance is a result of provisions adopted and laws passed in the second half of the 1980s. The impact of these changes on shareholder wealth has been analyzed through numerous event studies. Studies of firm-specific provisions face the difficulty that many changes are driven by contemporaneous conditions, and thus the adoption of a provision can both change the governance structure and provide a signal of managers' private information. Event studies of changes in state law are mostly immune from this problem, but are complicated by difficulties in identifying a single date for an event that is preceded by legislative negotiation and followed by judicial uncertainty. Notwithstanding these caveats, the overall evidence suggests small or zero wealth effects for provision adoption and new laws.[3]

In contrast to the direct study of wealth effects, several studies find significant evidence of increased agency costs following the adoption of takeover defenses and the passage of state takeover laws. Borokhovich, Brunarski and Parrino (1997) show that compensation rises for CEOs of firms adopting takeover defenses. Bertrand and Mullainathan (1999a, 1999b, and 2000) find a similar result for CEOs and other employees in firms newly covered by state takeover laws. They also find that these laws cause a decrease in plant-level efficiency,

---

[2] Researchers have proposed several reasons why takeover defenses might increase shareholder wealth, despite the possible presence of additional agency costs. See DeAngelo and Rice (1983), Shleifer and Vishny (1990), Stein (1988 and 1989), and Stulz (1988).

[3] Comment and Schwert (1995), Karpoff and Malatesta (1989), and Jarrell and Poulsen (1988) are thorough reviews of this evidence.

measured either by total factor productivity or return on capital. Garvey and Hanka (1999) show that state takeover laws led to changes in leverage consistent with increased corporate slack. It is difficult to reconcile this agency-cost evidence with the small announcement effects and with Comment and Schwert's (1995) finding that these laws do not deter takeovers.

A related line of research examines the valuation and long-run performance implications of board membership and structure. This literature finds strong evidence that board membership is related to the degree of agency problems at firms. [Byrd and Hickman (1992), Weisbach (1988), Borokhovich, Parrino, and Trapani (1996)]. Nevertheless, as with the studies on takeover defenses, the evidence for the direct relationship with performance is mixed or goes in an opposite direction from the agency problems. [Bhagat and Black (1999), Core, Larcker, and Holthausen (1999), Hermalin and Weisbach (1991), Yermack (1996)].

For both board membership and takeover defenses, there is a clear relationship with agency costs, but only a weak or nonexistent link with firm value or performance. In an attempt to make more sense of these patterns, our analysis takes a different and complementary approach from the prior literature. Rather than examining performance implications of board structure or looking for wealth effects around announcements of new laws and provisions, we focus on the relationship between a large set of corporate-governance provisions and a firm's long-term performance. We view these provisions as being like a slow-moving "constitution" for the firm that sets the rules for faster-adjusting forms of governance such as board membership, CEO compensation, and shareholder activism. In this respect, our analysis builds on the law and finance literature that examines the impact of national and state law on firm value and performance.[4]

Like most examples of legal origin and change, the governance structures of a firm are not exogenous, so it is difficult in most cases to draw causal inferences. For this reason, *we make no claims about the direction of causality between governance and performance.* Instead, we analyze whether governance is a useful variable for explaining cross-sectional variation in performance that is not already incorporated into market prices or other firm characteristics. We find economically significant explanatory power along many dimensions, and in the conclusion to the paper we discuss several causal interpretations of these findings and the corresponding policy conclusions for each case.

The data on corporate governance at the firm level are drawn from publications of the Investor Responsibility Research Center (IRRC), an organization that has tracked the provisions for about 1,500 firms per year since 1990. We supplement the IRRC data with information about state takeover laws. These combined resources yield 24 distinct corporate-governance provisions.[5] In Section I, we describe these provisions and data sources in more detail. In Section II, we construct a "Governance Index" from these data to proxy for the balance of power between shareholders and managers. Our index construction is straightforward: for every firm, we add one point for every provision that reduces shareholder rights. This reduction of rights is straightforward in most cases, and the more ambiguous cases are discussed. We then use this index as the central unit of analysis for the rest of the paper. Firms in the highest decile of the index are placed in the "Management Portfolio" and are referred to as having the "highest

[4] For a survey of this literature, see LaPorta et al. (2000). The most closely related analyses to our own are LaPorta et al. (2001), which analyzes the international relationship between shareholder protection and firm value, and Daines (2001), which analyzes the impact of Delaware law on firm value.

[5] For the remainder of the paper, we refer interchangeably to corporate governance "laws", "rules", and "provisions". We also refer interchangeably to "shareholders" and "investors".

management power" or the "weakest shareholder rights"; firms in the lowest decile of the index are placed in the "Shareholder Portfolio" and are referred to as having the "lowest management power" or the "strongest shareholder rights". Section III gives descriptive statistics on takeover probabilities, industry composition, and correlations between the index and other firm characteristics, with special attention paid to these Shareholder and Management Portfolios.

In Section IV, we analyze the relationship between governance and future stock returns. In performance-attribution time-series regressions from September 1990 to December 1999, the Shareholder Portfolio outperforms the Management Portfolio by a statistically significant 8.5 percent per year. Economically large differences, which are present in both the first and second halves of the sample period, are robust to industry adjustments, equal weighting, and alternative sample-selection procedures. In cross-sectional regressions for firms in the Shareholder and Management Portfolios, we control for industry differences and ten other firm-level characteristics and find abnormal returns nearly identical to those in the performance-attribution regressions.

In Section V, we analyze Tobin's *Q* as a function of the Governance Index and other control variables. We find a statistically significant cross-sectional relationship between the Governance Index and *Q* at the beginning of the sample period, with a one-point (= one-provision) increase in the Governance Index associated with a 2.4 percentage point lower value for *Q*. By 1999, the large return differences during the decade make this relationship much stronger, with a one-point increase in the Index associated with an 8.9 percentage point lower value for *Q*.

In Section VI, we investigate the cross-sectional relationship between the Governance Index and proxies for agency costs as found in operating measures, capital expenditure, and acquisition activity. Partially controlling for differences in market expectations by using the book-to-market ratio, we find evidence that firms with weak shareholder rights are less profitable and have lower sales growth than other firms in their industry. Furthermore, firms with weak shareholder rights have higher capital expenditure and make more acquisitions than firms with strong shareholder rights.

The correlation of the Governance Index with returns, firm value, and proxies for agency costs could be explained several different ways. One explanation, suggested by the results of other studies, is that governance provisions that decrease shareholder rights directly *cause* additional agency costs. If the market underestimates these additional costs, then stock returns would be worse than expected and firm value at the beginning of the period would be too high. The greater agency costs would also show up in lower operating performance. An alternative explanation is that managers understand that future firm performance will be poor, but investors do not foresee this future decline. In this case, prescient managers could put governance provisions in place so as to protect themselves from blame, and while the provisions might have real protective power, they would not necessarily induce additional agency costs. A third explanation is that governance provisions do not themselves have any power, but rather are a signal or symptom of higher agency costs – a signal not properly incorporated in market prices. Each of these explanations has different economic implications for the source of agency problems and different policy implications for the regulation of governance. Section VII concludes the paper with a discussion of these issues.

I. Data

The dataset includes comprehensive information on 24 different corporate-governance provisions for an average of 1,500 firms per year from September 1990 to December 1999. Most of these provisions are directly related to management's options to resist a hostile takeover. Such provisions include famous devices with fanciful names – "poison pills", "golden parachutes", "antigreenmail" – as well as prosaic methods such as supermajority rules to approve mergers, classified (or "staggered") boards, and limitations of shareholders' ability to call special meetings or to act by written consent. There are also other provisions that do not pertain directly to takeover situations, but rather provide additional liability or severance protection to managers or directors. Appendix A lists and defines all 24 provisions. Table 1 summarizes the frequency of each provision for our sample firms.

The main data source is the Investor Responsibility Research Center (IRRC), which publishes detailed listings of these provisions for each firm. The IRRC data are available only in hardcopy form in the publication *Corporate Takeover Defenses* (Rosenbaum 1990, 1993, 1995, and 1998). These data are drawn from a variety of public sources including corporate bylaws and charters, proxy statements, annual reports, as well as 10-K and 10-Q documents filed with the SEC. The IRRC's universe is drawn from the Standard & Poor's (S&P) 500 as well as the annual lists of the largest corporations in the publications of *Fortune*, *Forbes,* and *Businessweek*. Their data expanded by several hundred firms in 1998 through additions of some smaller stocks and stocks with high institutional-ownership levels. Our analysis uses all stocks in the IRRC universe except those with dual-class common stock (less than 10 percent of the total).[6] The IRRC universe covers most of the value-weighted market: even in 1990, the IRRC tracked more

[6] We omit firms with dual-class common stock because the wide variety of voting and ownership differences across these firms makes it difficult to compare their governance structures with those of single-class firms.

than 93 percent of the total capitalization of the combined New York Stock Exchange (NYSE), American Stock Exchange (AMEX), and Nasdaq markets.

For most of the analysis of this paper, we match the IRRC data to the Center for Research in Security Prices (CRSP) and, where necessary, to Standard and Poor's Compustat database. CSRP matching is done by ticker symbol and is supplemented by handchecking names, exchanges, and states of incorporation. These procedures enable us to match 100 percent of the IRRC sample to CRSP, with about 90 percent of these matches having complete annual data in Compustat.

It is important to note that the IRRC dataset is not intended to be an exhaustive and real-time listing of all provisions. Although firms are given the opportunity to review their listing and point out mistakes before publication, the IRRC does not update every company in each new edition of the book, so some changes may be missed. Also, for some companies, the charter and bylaws are not available and most provisions must be inferred from proxy statements and other filings. Overall, the IRRC intends their listings as a starting point for institutional investors to review governance provisions, and not the final word. Thus, these listings should be viewed as a noisy measure for the existence of governance provisions, but there is no reason to suspect any systematic bias in this measure. Also, all of our analysis uses data available at time t to forecast performance at time $t+1$ and beyond, so there is no possibility of look-ahead bias induced by our statistical procedures.

To build the dataset, we hand-coded the data from the individual firm profiles in the IRRC books. As an example of the primary source material, the 1990 and 1998 profiles for GTE Corporation are included as Appendix B. For each firm, we recorded the identifying information (ticker symbol, state of incorporation) along with the presence of each provision. Although many of the provisions can apply to varying degrees – e.g., supermajority voting can require different percentage thresholds across firms – we make no strength distinctions within provisions and code all of them as simply "present" or "not present". This methodology sacrifices precision for the simplicity necessary to build an index.

The IRRC firm-level data do not include provisions that apply automatically under state law. Thus, we supplement the IRRC firm-level data with state-level variation in takeover laws as given by Pinnell (2000), another IRRC publication. From this publication, we code the presence of six types of so-called "second-generation" state takeover laws: "antigreenmail", "fair-price", "directors' duties", "control-share acquisition", "business combination", and "control-share cash out".[7]

Antigreenmail, fair-price, and directors'-duties laws work similarly to firm-level provisions of the same name (see Appendix A) and as of September 1990 were in place in seven, 25, and two states, respectively.[8] We code all firms incorporated in these states as though they had the respective firm-level provisions in their charter or bylaws. Control-share acquisition laws give "non-interested" shareholders the right to decide on the voting power of a large shareholder. These laws, in place in 25 states by September 1990 and one additional state in 1991, work much like supermajority-voting provisions (see Appendix A) and are coded equivalently. Business-combination laws provide a moratorium on certain kinds of transactions,

---

[7] These laws are classified as "second-generation" in the literature to distinguish them from the "first-generation" laws passed by many states in the 60s and 70s and held to be unconstitutional in 1982. See Comment and Schwert (1995) and Bittlingmayer (2000) for a discussion of the evolution and legal status of state takeover laws and firm-specific takeover defenses. The constitutionality of almost all of the second-generation laws and the firm-specific takeover defenses was clearly established by 1990. All of the state takeover laws cover firms incorporated in their home state. A few states have laws that also cover firms incorporated outside of the state that have significant business within the state. The rules for "significant" vary from case to case but usually cover only a few very large firms. We do not attempt to code for out-of-state coverage.

[8] Two states added a fair-price law in 1991, otherwise there were no additions or deletions to these three laws during the 1990s. Pinnell (2000) lists 31 states with directors'-duties laws, but explains that only two states (Indiana and Pennsylvania) have laws that explicitly expand the duties beyond an "affirmation of the corporate common law" (page A-7).

such as asset sales or mergers, between firms and large shareholders. These are the most stringent of the state takeover laws and were in place in 25 states by September 1990 and two additional states by 1998.[9] Since there is no analogue for these laws in the list of IRRC provisions, we code business-combination laws as a separate item. Control-share cash-out laws provide a mechanism for existing shareholders to "cash out" at the expense of a large shareholder. Like business-combination laws, control-share cash-out laws have no analogue among the firm-level provisions, and so are given their own item in our index. Three states had a control-share cash-out law in September 1990, and no new laws were passed during the decade.

In total, there are six different state takeover laws covered by our analysis, but only one state (Pennsylvania) is covered by all of them, with most states (44) covered by three or fewer.[10] Almost all states allow firms to "opt out" of these laws through bylaw or charter amendments; Rosenbaum (1990, 1993, 1995, and 1998) includes this information along with other firm-level data, and we code it from this source. If a firm opts out of a law, then we treat the firm as if the law did not exist in its state.[11] The decision to opt out of laws often results from shareholder pressure, and is most common in Pennsylvania, which has both the highest number and most stringent of these laws.[12]

[9] About half of the IRRC sample firms are incorporated in Delaware, which has a Business Combination law (but does not have any of the other five laws).

[10] There is also some state-level variation in laws pertaining to other provisions on classified boards, cumulative voting, and shareholder limitations to amend bylaws, charter etc. For a summary of these laws, see Gartman and Issacs (1998). These laws are subject to numerous opt-ins and opt-outs and are often (but not always) evident in other documents reviewed by the IRRC; e.g., cumulative voting or classified boards will be clear from proxy statements. Thus, for these provisions we rely on the firm-level data and do not attempt to code these laws separately.

[11] A few state laws require that a firm "opt in" in order to be covered. If a firm elects to opt in, we code it as though it has the provision. In the absence of an opt-in, we code the provision as absent. There are only a few examples of firms with an opt-in.

[12] In the September 1990 sample, 38 out of the total 50 Pennsylvania firms had opted out of at least one state law.

II. The Governance Index

Provisions tend to cluster within firms. Out of (24 * 23)/2 = 276 total pairwise correlations between the provisions, 199 are positive, and 120 of these positive correlations are significant. (Unless otherwise noted, all statements about statistical significance refer to significance at the five-percent level.) In contrast, only 20 of the 77 negative correlations are significant. This same pattern holds if we exclude state laws and focus only on firm-level provisions. This clustering suggests that firms may differ significantly in the balance of power between investors and management, and motivates the construction of an index to proxy for this difference.

Our index construction is straightforward: for every firm, we add one point for every provision that restricts shareholder rights. Such restrictions can also be interpreted as increases in managerial power. This power distinction is straightforward in most cases, as will be discussed below. While such a simple weighting scheme for these provisions makes no attempt to accurately reflect the relative impacts of different provisions, it has the advantage of being transparent and easily reproducible. In constructing this index, we are not making any judgments as to the efficacy or wealth effects of any of these provisions. Rather, we care only about what a given provision does to the balance of power.

For example, there is a long debate, summarized in Comment and Schwert (1995), about the wealth effects and efficacy of poison pills. Notwithstanding this debate, it is clear that poison pills give current management some additional power to resist the control actions of large shareholders. If management uses this power judiciously, then it could possibly lead to an increase in overall shareholder wealth. If management uses this power to maintain private benefits of control, then poison pills would decrease shareholder wealth. In either case, it is clear that poison pills increase the power of managers and weaken the control rights of large shareholders. Most of the provisions can be viewed in a similar way; in almost every case, these provisions give management some tool to resist different types of shareholder activism, be it calling special meetings, changing the firm's charter or bylaws, suing the directors, or just replacing them in one fell swoop.

In most cases, the existence of a provision indicates an active move by management and an attempt to restrict shareholder rights. There are two exceptions to this rule – "secret ballots" and "cumulative voting" – in which the provisions tend to come from shareholder pressure. A secret ballot, also called "confidential voting" by some firms, designates a third-party to count proxy votes and does not allow management to know how specific shareholders vote. Cumulative voting allows shareholders to concentrate their directors' votes so that a large minority holder can ensure some board representation. (See Appendix A for longer descriptions). Both of these provisions tend to be proposed by shareholders and opposed by management after they have been proposed.[13] In contrast, none of the other 22 provisions enjoy consistent shareholder support or management opposition; in fact, many of these provisions receive significant numbers of shareholder proposals for their repeal [Ishii (2000)]. Thus, we consider the presence of secret ballots and cumulative voting to be *increases* in shareholder rights. For the Governance Index, we add one point for all firms that do *not* have these provisions.

Out of the 24 provisions listed in Table 1 and Appendix A, there are only two – antigreenmail and golden parachutes – whose classification seems ambiguous. Greenmail – the payment of above-market prices to corporate raiders in order to reduce their threat of takeover –

[13] In the case of secret ballots, shareholder fiduciaries argue that it enables voting without threat of retribution. The most common concern here is the loss of investment-banking business by brokerage-house fiduciaries. See Gillan and Bethel (2001) and McGurn (1989).

is certainly a discretionary tool that adds to managerial power once a raider has accumulated a large stake. In this respect, an antigreenmail provision reduces managerial power, and, by extension, increases shareholder rights. It is also true, however, that greenmail is a profitable exit route for raiders, and the prohibition of greenmail payments will make the accumulation of large "raider" stakes less profitable, *ex ante*. In this respect, prohibitions on greenmail payments are like prohibitions on paying ransom to kidnappers. By restricting their later options, managers reduce the probability of ever receiving hostile attention in the first place. The net impact on both managerial entrenchment and shareholder wealth of these two different effects – discretion and deterrence – is unclear [Shleifer and Vishny (1986)]. To gain some clarification, we turn to the correlation evidence. The presence of antigreenmail restrictions is positively correlated with 20 out of the other 23 provisions, is significantly positive in eight of these cases, and is not significantly negative for any of them.[14] Furthermore, states with antigreenmail laws tend to pass them in conjunction with laws designed, less ambiguously, to prevent takeovers [Pinnell (2000)]. Since it seems likely that most firms and states perceive antigreenmail as a takeover "defense", we are persuaded to treat antigreenmail provisions like the other defenses and code it as a decrease in shareholder rights.

Golden parachutes – large payments to senior executives in the event of job separation following a change in control – are another case with some ambiguity. While such payments would appear to deter takeovers by increasing their costs, one could argue that these parachutes also ease the passage of mergers through contractual compensation to the managers of the target company [Lambert and Larcker (1985)]. While the net impact on managerial entrenchment and shareholder wealth is ambiguous, the more important effect is the clear decrease in shareholder

[14] These correlations are based on the firm-level antigreenmail provisions, and do not include firms that have antigreenmail restrictions only through state law.

rights. In this case, the "right" is the ability of a controlling shareholder to fire management without incurring an additional cost. If the takeover discipline for managers is sweetened by a golden parachute, managerial power would go up in all states: like children who are "punished" with extra ice cream, managers would feel free to misbehave. Furthermore, golden parachutes, like antigreenmail provisions, are highly correlated with all the other takeover defenses. Out of 23 pairwise correlations with the other provisions, 19 are positive, 11 of these positive correlations are significant, and only one of the negative correlations is significant. Thus, we treat golden parachutes as a restriction of shareholder rights.[15]

Constructed in this manner, the Governance Index, which we refer to as "*G*", is just the sum of one point for the existence (or absence) of each provision, with an Index range from 0 to 24. Table 2 gives summary statistics for *G* in 1990, 1993, 1995, and 1998. Table 2 also shows the frequency of *G* by year, broken up into groups beginning with $G \leq 5$, then each value for *G* from $G = 6$ through $G = 13$, and finishing with $G \geq 14$. These ten "deciles" are similar but not identical in size, with relative sizes that are fairly stable from 1990 to 1995. Most of the changes in the distribution of *G* come from changes in the sample due to mergers, bankruptcies, and additions of new firms by the IRRC. In 1998, the sample size increases by about 25 percent, with the distribution of these new firms tilted towards lower values of *G*. At the firm level, *G* is relatively stable; for individual firms, the mean (absolute) change in *G* between publication dates (90, 93, 95, 98) is 0.60, and the median (absolute) change between publication dates is zero.

[15] A related provision is "silver parachutes", which offers payments to a larger number of employees. Since silver parachutes have additional costs to a merger but offer much lower merger incentives to senior management, their classification as a reduction of shareholder rights is less ambiguous. Similarly, "severance" agreements are like golden parachutes but do not require a change in control. Thus, they serve to entrench managers without the offsetting effect for takeovers. Note that such severance agreements may be *ex ante* efficient, but what matters for index construction is that they affect the *ex post* division of power between (harder-to-fire) managers and shareholders.

In the remainder of the paper, we pay special attention to the two extreme portfolios. The "Management Portfolio" is comprised of the firms with the weakest shareholder rights (highest management power): $G \geq 14$. The "Shareholder Portfolio" is comprised of the firms with the strongest shareholder rights (lowest management power): $G \leq 5$. These portfolios are updated at the same frequency as G. Table 3 lists the ten largest firms (by market capitalization) in both of these portfolios in 1990 and gives the value of G for these firms in 1990 and 1998. Of the ten largest firms in the Shareholder Portfolio in 1990, six of them are still in the Shareholder Portfolio in 1998, three have dropped out of the portfolio and have $G = 6$, and one (Berkshire Hathaway) has disappeared from the sample.[16] The Management Portfolio has a bit more activity, with only two of the top ten firms remaining in the portfolio, four firms dropping out with $G = 13$, and three firms leaving the sample though mergers or the addition of another class of stock.[17] Thus, 40 percent (eight out of 20) of the largest firms in the extreme portfolios in 1990 were also in these portfolios in 1998. This is roughly comparable to the full set of firms: among all firms in the Shareholder and Management Portfolios in 1990, 31 percent were still in the same portfolios in 1998.

III. Governance: Descriptive Statistics

Table 4 gives summary statistics and correlations for G in September 1990 with Tobin's Q, firm size, dividend yield, past five-year stock return, and past five-year sales growth. (The construction for each of these variables is given in the table note.) No causal relationships can be inferred from this table – the results are meant to be descriptive and to provide some background

[16] Berkshire Hathaway disappears because they added a second class of stock before 1998. Firms with multiple classes of common stock are not included in our analysis.
[17] NCR disappears after a merger. It reappears in the sample in 1998 after an earlier spin-out, but since it receives a new permanent number from CRSP we treat the new NCR as a different company.

for the analyses in the following sections. The only significant correlation with G is for past five-year sales growth, suggesting that high-G firms had relatively lower sales growth over the second half of the 1980s, the same period when many of the provisions of G were first being adopted. If we restrict the comparison to just the means of the Shareholder and Management Portfolios, the only significant difference is for Q, with firms in the Shareholder Portfolio having values of Q that are 30 percentage points higher, on average, than firms in the Management Portfolio. We explore the relationship between G and Q in greater detail in Section V.

We next analyze the relationship between G and the probability of being taken over during the 1990s. Many authors have studied the impact of takeover defenses on merger-target probabilities and premia, with mixed results [Ambrose and Megginson (1992), Bhagat and Jefferis (1993), Comment and Schwert (1995), Pound (1987)]. Since takeover defenses are more likely to be adopted by firms facing greater takeover risk, we cannot easily measure deterrent effects using our available data. Instead, we seek only to descriptively analyze the empirical relationship between G and takeovers, while leaving aside any issue of causality. [18]

To analyze this empirical relationship, we use the Mergers & Acquisitions database of the Securities Data Corporation (SDC) to compile a comprehensive list of all merger transactions during our sample period. Then, for each year in the sample, we code whether or not each firm was the "target" company of a completed transaction. Out of the 12,511 firm-years that appear during the 1991 to 1999 period, 466 firm-years fall into this target group. We then estimate a

[18] Comment and Schwert (1995) find that the adoption of a poison pill signals a higher probability of a future takeover. In their empirical work, they handle the endogeneity of poison pill adoption through a two-step estimation procedure. As our data on timing of provision adoption are not as fine as theirs, such procedures are not feasible here.

pooled logit regression of "target in year t?" (1 if yes, 0 if no) on G, the log book-to-market ratio and log of size at the beginning of year t.[19]

The results are summarized in Table 5. This table gives the coefficient estimates where G is an explanatory variable. The results show a positive but insignificant coefficient on G. Thus, takeover rate is not significantly correlated with G during the 1990s. Again, this does not mean anything for the deterrence effect of G, but rather represents the joint effect of any deterrence along with differential likelihoods for adopting provisions.

Takeover activity tends to be concentrated within specific industries during each takeover wave [Gort (1969), Mitchell and Mulhurin (1996), Andrade, Mitchell, and Stafford (2001)]. If takeover defenses and other provisions are indeed adopted as a function of perceived takeover threat, then one might expect G to vary across industries as well. While there is not enough takeover activity in the 1990s to allow a meaningful identification of industry effects in the pooled regression of Table 5, it is possible to examine the industry composition of the Shareholder Portfolio and Management Portfolio and then adjust other analyses for industry differences. Table 6 lists the top five industries for both portfolios in 1990 and 1998. We define 48 industries from four-digit SIC codes as in Fama and French (1997).[20] Panel A ranks industries by the fraction of firms in each portfolio, and Panel B ranks by the fraction of market value. The portfolios appear to be broadly similar to each other in both years, with a mix of "old-economy" and "new-economy" industries. Each portfolio has an important new-economy component: "Computers" comprise the largest industry by market value in the Shareholder

[19] Previous studies have found size to be the best predictor of takeover probabilities, with the book-to-market ratio sometimes significant as well. (Comment and Schwert (1995), Hasbrouck (1985), Morck, Shleifer and Vishny (1988a), and Palepu (1986)).

[20] The industry names are from Fama and French (1997), but use a slightly updated version of the SIC classification into these industries that is given on Ken French's website (June 2001). In Sections IV, V, and VI, we use both this updated classification and the corresponding industry returns, also from the French website.

Portfolio in 1990, with 22.4 percent of the portfolio, but this industry falls to third place with 12.3 percent of the value in 1998; "Communications" does not make the top five in market value for the Management Portfolio in 1990, but shoots up to first place with 25.3 percent of the portfolio in 1998.

IV. Governance and Returns

If corporate governance matters for firm performance *and* this relationship is fully incorporated by the market, then a stock price should quickly adjust to any relevant change in the firm's governance. This is the logic behind the use of event studies to analyze the impact of takeover defenses. If such a reaction occurs, then expected returns on the stock would be unaffected beyond the event window. If, however, governance matters but is not incorporated immediately into stock prices, then realized returns on the stock would differ systematically from equivalent securities. In this section, we analyze whether such a systematic difference exists.

In Section I, we defined the Management Portfolio as containing all firms with $G \geq 14$, and the Shareholder Portfolio as containing all firms with $G \leq 5$. An investment of \$1 in the (value-weighted) Management Portfolio on September 1, 1990, when our data begin, would have grown to \$3.39 by December 31, 1999. In contrast, a similar \$1 investment in the Shareholder Portfolio would have grown to \$7.07 over the same period. This is equivalent to annualized returns of 14.0 percent for the Management Portfolio and 23.3 percent for the Shareholder Portfolio, a difference of more than nine percent per year. What can explain this disparity in performance?

One possible explanation is that the performance differences are driven by differences in the riskiness or "style" of the two portfolios. Researchers have identified several equity characteristics that explain differences in realized returns. In addition to differences in exposure to the market factor ("beta"), a firm's market capitalization (or "size"), book-to-market ratio (or other "value" characteristics), and immediate past returns ("momentum") have all been shown to significantly forecast future returns.[21] If the Management Portfolio differs significantly from the Shareholder Portfolio in these characteristics, then these differences may explain at least part of the difference in annualized raw returns.

Several methods have been developed to account for these style differences in a system of performance attribution. We employ two of them here. First, the four-factor model of Carhart (1997) is estimated by:

$$R_t = \alpha + \beta_1 * RMRF_t + \beta_2 * SMB_t + \beta_3 * HML_t + \beta_4 * Momentum_t + \varepsilon_t \qquad (1)$$

where R_t is the excess return to some asset in month t, $RMRF_t$ is the month t value-weighted market return minus the risk-free rate, and the terms SMB_t (small minus big), HML_t (high minus low), and $Momentum_t$ are the month t returns to zero-investment factor-mimicking portfolios designed to capture size, book-to-market, and momentum effects, respectively.[22] Although there is an ongoing debate about whether these factors are proxies for risk, we take no position on this issue and simply view the four-factor model as a method of performance attribution. Thus, we interpret the estimated intercept coefficient, "alpha", as the abnormal return in excess of what could have been achieved by passive investments in the factors.

---

[21] See Basu (1977) (Price-to-Earnings ratio), Banz (1981) (size), Fama and French (1993) (size and book-to-market), Lakonishok, Shleifer and Vishny (1994) (several value measures), and Jegadeesh and Titman (1993) (momentum).

[22] This model extends the Fama-French (1993) three-factor model with the addition of a momentum factor. For details on the construction of the factors, see Fama and French (1993) and Carhart (1997). We are grateful to Ken French for providing the factor returns for *SMB* and *HML*. *Momentum* returns were calculated by the authors using the procedures of Carhart (1997).

The first row of Table 7 shows the results of estimating (1) where the dependent variable, R_t, is the monthly return difference between the Shareholder and Management Portfolios. Thus, the alpha in this estimation should be interpreted as the abnormal return on a zero-investment strategy that buys the Shareholder Portfolio and sells short the Management Portfolio. For this specification, the alpha is 71 basis points (bp) per month, or about 8.5 percent per year. This point estimate is statistically significant at the one-percent level. Thus, very little of the difference in raw returns can be attributed to style differences in the two portfolios.

The remaining rows of Table 7 summarize the results of estimating (1) for all ten "deciles" of G, including the extreme deciles comprising the Shareholder ($G \leq 5$) and Management ($G \geq 14$) Portfolios. As the table shows, the significant performance difference between the Shareholder and Management Portfolios is driven both by overperformance (for the Shareholder Portfolio) and underperformance (by the Management Portfolio). The Shareholder Portfolio earns a positive and significant alpha of 29 bp per month, while the Management Portfolio earns a negative and significant alpha of –42 bp per month.

The results also demonstrate a strong pattern of decreasing alpha as G increases. The Shareholder Portfolio earns the highest alpha of all the deciles, and the next two highest alphas, 24 and 22 bp, are earned by the third ($G = 7$) and second ($G = 6$) deciles, respectively. The Management Portfolio earns the lowest alpha, and the second lowest alpha is earned by the eighth ($G = 12$) decile. Furthermore, the four lowest G deciles earn positive alphas, while the three highest G deciles earn negative alphas. More formally, a Spearman rank-correlation test of the null hypothesis of no correlation between G-decile rankings and alpha rankings yields a test statistic of 0.842, and is rejected at the one-percent level.

What else might be driving the return difference between the Shareholder and Management Portfolios? The bull market in the second half of the 1990s was both long and narrow: five consecutive years of large positive returns on the S&P 500 were driven by a relatively small number of large corporations, particularly those in the technology sector. Table 8 explores whether these known phenomena from the 1990s can explain the return differential between the Shareholder and Management Portfolios. In each case, we estimate (1) on the return difference between the Shareholder and Management Portfolios, while changing some aspect of the portfolio construction or return calculation. The first row of Table 8 is a replication of the first row of Table 7: the dependent variable in (1) is the value-weighted return difference between the portfolios. The remaining rows of the table summarize robustness checks using equal-weighted returns, industry-adjusted returns, fixed 1990 levels of *G*, a subsample that includes only Delaware firms, and subsamples split between the first half and the second half of the time period.

First, to check whether the result is driven solely by a few of the largest stocks, we estimate (1) using equal-weighted returns, with results summarized in the second row of Table 8. The estimated alpha of 45 bp per month is reduced by about one-third from the benchmark, but is still significant. The remaining regressions in the table use value-weighted returns.

Next, we test whether industry differences drive the result. Table 6 in Section II showed that the Shareholder and Management Portfolios differed somewhat in their industry compositions. While factor models such as equation (1) should price industry differences on average, small-sample results from a special decade like the 1990s could lead us to misinterpret industry effects as firm-specific effects. To study this possibility, we use the four-digit SIC code to match each firm to one of 48 industry portfolios as in Table 6. We then subtract the industry return from each firm in each month and compute an industry-adjusted return for both the Shareholder and Management Portfolios. Finally, we use the difference between these industry-adjusted returns as the dependent variable in equation (1). The results, summarized in the third row of Table 8, show a statistically significant alpha of 47 bp per month. Thus, industry adjustments explain about one-third of the overall return difference between the Shareholder and Management Portfolios.

Although *G* is relatively stable for most firms over the sample period, there is still substantial turnover in the Shareholder and Management Portfolios: about 31 percent of the firms in these portfolios in 1990 are still in the same portfolios in 1998. In addition to "natural" attrition from delistings[23], this turnover is caused by changes in *G* and from additions and deletions of firms by the IRRC. We next analyze how much of the benchmark return differential is driven by these changes in the sample, and how much is driven by the level of *G* at the beginning of the sample. To investigate this issue, we fix the Shareholder and Management Portfolios in September 1990 and continue to hold the same firms in these portfolios as long as they are listed in CRSP, even if their *G* changes or if the IRRC deletes them from later editions of their books. Also, we do not add any new firms that were first listed in later editions of the IRRC book. We then compute value-weighted returns to the portfolios and use the difference as the dependent variable in (1). The results of this regression are summarized in the fourth row of Table 8. The significant alpha of 53 bp per month reflects a return differential driven entirely by cross-sectional variation in *G* for 1990. Thus, the time-series variation in *G* and in sample

[23] If a stock is delisted from CRSP, we include the delisting return from the CRSP files, where available. We do not include any approximations for missing delisting returns. Since few stocks in our sample disappear for performance-related reasons, and those performance delists tend to have relatively small market capitalizations, there should be no bias induced in our value-weighted analysis due to missing delisting returns. See CSRP (2001) and Shumway (1997).

construction adds only 18 bp of the total 71 bp benchmark alpha given in the first row of the table.

The index *G* includes both firm-specific provisions and state-specific laws. It would be interesting to know how much of the benchmark alpha is driven by each component. To the extent that state of incorporation is correlated with regional economic shocks, the attribution of state-level variation would also be useful as a robustness check on the benchmark results. To answer this question, one cannot just separate the provisions from the laws, because provision adoption may depend on whether an equivalent law exists in the state. As an alternative, we eliminate state-level variation by restricting the analysis to include only the firms incorporated in Delaware, which represents 47.0 percent of sample firms and 47.5 percent of sample market value (in 1990). We then calculate the value-weighted returns to the Shareholder and Management Portfolios and use their difference as the dependent variable in (1). The results of this regression are summarized in the fifth row of Table 8. The alpha of 63 bp per month has a *t*-statistic of 1.88 (p-value = 0.07). With a point estimate only 8 bp less than the benchmark result, it is clear that state-level variation is *not* the main driver of the overall return differential.

As a final robustness check, we divide the sample into "early" and "late" halves, 56 months for each. The early half of the sample begins in September 1990 and runs through April 1995; the late half runs from May 1995 to December 1999. Since the most anomalous period for technology stocks occurred in the second half of the decade, this sample split should provide a further check on unmeasured industry differences as the driver for the results. The results, summarized in the last two rows of Table 8, are alphas of 45 bp per month for the first half and 75 bp per month for the second half. While the second half of the sample shows abnormal returns 30 bp per month higher than the first half, the point estimate from the first half is economically large and even has a slightly larger t-statistic than the point estimate from the second half (1.91 vs. 1.85). Thus, we conclude that the benchmark result is not driven solely by the second half of the sample.

The results in Tables 7 and 8 rely on a factor-model representation for expected returns. In this context, our finding of nonzero alphas can reflect either abnormal returns to the underlying strategy (Shareholder minus Management) or misspecification of the model. Furthermore, the necessity of forming portfolios for time-series regressions renders it difficult to separately analyze different components of G. To solve these problems, we employ a second method of performance analysis: cross-sectional regressions of returns on stock characteristics. In addition to providing another robustness check for the benchmark result, this method also allows for a separate regressor for each component of G.

For each month in the sample period, September 1990 to December 1999, we estimate

$$r_{it} = a_t + b_t X_{it} + c_t Z_{it} + e_{it}, \qquad (2)$$

where, for firm i in month t, r_{it} are the returns (either raw or industry-adjusted), X_{it} is a vector of governance variables (either G or its components), and Z_{it} is a vector of firm characteristics. As elements of Z, we include the full set of regressors used by Brennan, Chordia, and Subrahmanyam (1998), plus the addition of five-year sales growth, which is included because of its significant correlation with G (see Table 4) and the finding by Lakonishok, Shleifer, and Vishny (1994) that five-year sales growth explains some cross-sectional variation in stock returns. Variable definitions are given in the note to Table 9, and in greater detail in Appendix C.

Following the method of Fama and Macbeth (1973), we estimate (2) separately for each month and then calculate the mean and time-series standard deviation of the 112 monthly estimates of the coefficients. Table 9 summarizes the results. The first two columns of Panel A give the results when the sample is restricted to stocks in either the Shareholder ($G \leq 5$) or Management ($G \geq 14$) Portfolios. In the first column, the dependent variable is the "raw" monthly return for each stock. In the second column, the dependent variable is the industry-adjusted return for each stock, where industry adjustments are relative to the Fama and French (1997) 48 industries. The key independent variable in these regressions is the shareholder-portfolio dummy, set equal to one if the stock is in the Shareholder Portfolio and zero if the stock is in the Management Portfolio. For both the raw and industry-adjusted returns, the coefficient on this dummy variable is positive and significant at the one-percent level. The average point estimate can be interpreted as a monthly abnormal return; these point estimates, 88 bp per month raw and 72 bp per month industry-adjusted, are similar to those found in the factor models, and provide a further robustness check to the benchmark result.

Columns 3 (raw) and 4 (industry-adjusted) of Panel A give the results for the full sample of firms in each month with G as the key independent variable. In both regressions, the average coefficient on G is negative but is not significant. The point estimates are not small: for example, the point estimate for the coefficient on G in column 3 implies a lower return of approximately 4 bp per month (= 48 bp per year) for each additional point of G, but it would require estimates nearly twice as large before statistical significance would be reached. When combined with the evidence from Table 7 and from the first two columns of Table 9, this result suggests that the 1990s relationship between G and returns may follow a threshold pattern, with most of the return difference driven by the top and bottom quartiles on each end.

Panel B of Table 9 summarizes the results of 112 cross-sectional regressions when all components are included separately on the right-hand-side of (2). The dependent variable is the industry-adjusted return for each stock; results for raw returns are qualitatively similar and are not given in the table. In Panel B, 16 of the 24 provision coefficients are negative, but for only one of these – "silver parachutes" – is the coefficient significant. (With this many regressors, we would expect one to be "significant" just by chance.) These results illustrate the difficulty of measuring return differences for individual provisions. One problem is the multicollinearity due to correlations in the adoption of these provisions. Indeed, many of the point estimates imply return effects above 10 bp per month (= 1.2 percent per year), but are still far from being statistically significant. This result also suggests that the Shareholder-minus-Management return differences are not driven by the presence or absence of any one provision.

V. Governance and the Value of the Firm

It is well established that the state and national laws of corporate governance affect firm value. La Porta et al. (2001) show that firm value depends on international variation in laws protecting the rights of minority shareholders. Daines (2001) finds that, other things equal, firms incorporated in Delaware have higher valuations than other U.S. firms. In this section, we study whether variation in firm-specific governance, as proxied by G, is also related to cross-sectional differences in firm value. More importantly, we analyze whether there are any differences in the governance/value relationship between the beginning and end of the decade. Since there is evidence of differential stock returns as a function of G, we would expect to find relative "mispricing" between 1990 and 1999 as a function of G.

Our valuation measure is Tobin's Q, which has been used for this purpose in corporate-governance studies since the work of Demsetz and Lehn (1985) and Morck, Shleifer, and Vishny (1988b). We follow Kaplan and Zingales (1997) and compute Q as the market value of assets divided by the book value of assets (Compustat data item 6), where the market value of assets is computed as book value of assets plus the market value of common stock less the sum of the book value of common stock (Compustat data item 60) and balance sheet deferred taxes (Compustat item 74). All book values for fiscal year t (from Compustat) are combined with the market value of common equity at the calendar end of year t. We then estimate

$$Q_{it} = a_t + b_t G_{it} + c_t W_{it} + e_{it}, \qquad (3)$$

where W_{it} is a vector of firm characteristics. As elements of W, we follow Shin and Stulz (2000) and use the log of the book value of assets, the log of firm age as of December of year t, and dummy variables for each of the 48 Fama and French (1997) industries.[24] Since Daines (2001) found that Q is different for Delaware and non-Delaware firms, we also include a Delaware dummy as an element of W. As a further robustness check on the results, we also estimate (3) using only Delaware firms.

We estimate annual cross-sections of (3) with statistical significance assessed within each year (by cross-sectional standard errors) and across all years (with the time-series standard error of the mean coefficient). We also use this procedure when studying operating measures, capital expenditure, and acquisition activity in Section VI. This method of assessing statistical significance deserves some explanation. In particular, one may wonder why a pooled setup with

[24] Unlike Shin and Stulz (2000), we do not trim the sample of observations that have extreme independent variables; results with a trimmed sample are nearly identical and are available from the authors.

firm fixed effects and time-varying coefficients is not used. We avoid fixed effects mainly because there are relatively few changes over time in the Governance Index, and the inclusion of fixed effects would force identification of G from only these changes. In effect, we are imposing a structure on the fixed effects that they must be a linear function of G or its components.

Table 10 summarizes the results. The first two columns give the results when all firms are included in the sample. Each row of these columns gives the coefficients and t-statistics for a different year of the sample; the last row gives the average coefficient and time-series t-statistic of these coefficients. The coefficients on G are negative in every year and significantly negative in eight of the ten years. The largest absolute value point estimate occurs in 1999, and the second largest is in 1998. The point estimate in 1999 is economically large: a one-point increase in G – equivalent to adding a single governance provision – is associated with an 8.9 percentage point lower value for Q. Under the assumption that the point estimates in 1990 and 1999 are independent from each other, then the difference between these two estimates (0.089 – 0.024 = 0.065) is statistically significant. We also report the coefficients and t-statistics on the Delaware dummy, which tend to be positive at the beginning of the sample and negative towards the end, with an average coefficient that is negative and significant. This is the opposite of Daines' (2001) finding, which may be due to differences in the samples, time periods, or control variables.

The third column of Table 10 shows the annual and mean coefficients on G when the sample includes only Delaware firms. If anything, the difference between 1990 and 1999 is even larger, with point estimates of -0.034 in 1990 and -0.109 in 1999. All ten point estimates are negative, seven of them are significant, and the mean coefficient is significant at the one-percent level. Combined with the results from the full sample with the Delaware dummy, this demonstrates that the level and change in the governance/value relationship is not driven by state-level variation.

Overall, the results for returns and prices tell a consistent story. Firms with the weakest shareholder rights (high values of G) significantly underperformed firms with the strongest shareholder rights (low values of G) during the 1990s. Over the course of the 1990s, these differences have been at least partially reflected in prices. While high-G firms already sold at a significant discount in 1990, this discount became much larger by 1999.

VI. Governance and Agency Costs

There are many ways that agency costs at high-G firms can directly affect firm performance. In the specific case of state takeover laws – where causality is easier to establish – researchers have found that the passage of such laws led firms to increase CEO pay, decrease leverage, and have lower productivity at the plant level. [Garvey and Hanka (1999), Bertrand and Mullainathan (1999a, 1999b, and 2000)]. Given these results, one might expect high-G firms to have worse operating performance than low-G firms. To the extent that these differences were anticipated in 1990, they should have no impact on stock prices or returns over the subsequent decade. While our sample does not include a natural experiment to identify G as the cause of operational differences, we attempt to control for "expected" cross-sectional differences by using the log book-to-market ratio as an explanatory variable.

Table 11 shows the results of annual regressions for three different operational measures on G and the log book-to-market ratio. The three operational measures are the net profit margin (income divided by sales), the return on equity (income divided by book equity), and (one-year) sales growth. All of these measures are industry-adjusted by subtracting out the median for this measure in the corresponding Fama-French (1998) industry. This adjustment uses all available Compustat firms. To reduce the influence of large outliers – a common occurrence for all of these measures -- we estimate median (least-absolute-deviation) regressions in each case. The log book-to-market ratio (BM) is included as a control, albeit an imperfect one, for the market's valuation of the firm's equity. The coefficients on BM are negative and highly significant for every measure in every year, indicating that the market is indeed discounting some of the differences in performance: firms with higher book-to-market ratios in year *t-1* have, other things equal, worse performance in year *t*. The main variable of interest is *G*. We find that the average coefficient on *G* is negative and significant for both the net-profit-margin and sales-growth regressions, and is negative but not significant for the return-on-equity regressions. Thus, we conclude that high-*G* firms had worse performance than low-*G* firms, even after controlling for expectations through the book-to-market ratio.

Capital expenditure is another channel where governance can affect performance. Some papers argue that takeover defenses can offset myopia and allow managers to make the "long-term" decision to increase R&D and other capital expenditures. [Stein (1988 and 1989)]. Under this view, takeover defenses would increase capital expenditure, and this increase could be a net positive for firm value. On the other hand, a long literature, dating back at least to Baumol (1959), Marris (1964) and Williamson (1964), discusses the motivation for managers to undertake inefficient projects in order to extract private benefits. These problems are particularly severe when managers are entrenched and can resist hostile takeovers [Jensen and Ruback (1983), Shleifer and Vishny (1989)]. Under this view, if capital expenditure does rise following takeover defenses, this increase would be a net negative for firm value.

The empirical evidence on the impact of takeover defenses on R&D and capital expenditures is mixed, with one study finding an increase [Pugh, Page and Jahera (1992)], but most studies finding a *decrease* [Meulbroek et al (1990), Johnson and Rao (1997), Daines and Klausner (2001)]. The evidence on firm performance following capital expenditure, however, is clearer. Titman, Wei and Xie (2001) find that firms with the highest capital expenditures subsequently earn negative abnormal returns. This relationship is economically large and is stronger for firms with more financial slack and weaker during periods of hostile takeovers. While we cannot settle the causality argument with our evidence, we can see whether *G* is correlated with higher expenditure; in light of the findings of Titman, Wei, and Xie (2001), such a correlation could help explain some of the relationship between *G* and returns in the 1990s.

To examine the empirical relationship between capital expenditure and governance, we estimate annual least-absolute-deviation regressions for capital expenditure (CAPEX), scaled by either sales or assets, on *G* and the log book-to-market ratio (BM). Industry adjustments are done as in the previous analysis for operating measures. Table 12 summarizes the results. The coefficients on BM are negative and significant every year; not surprisingly, high-BM ("value") firms invest less than low-BM ("growth") firms. Even with this control, and industry dummies (suppressed from the table), the average coefficient on *G* is positive and significant in both specifications. Other things being equal, high-*G* firms have higher CAPEX than do low-*G* firms.

Another outlet for capital expenditure is for firms to acquire other firms – the other side of the takeover market. Some of the strongest evidence about the importance of agency costs comes from the negative returns to acquirer stocks when a bid is announced. Considerable evidence shows that these negative returns are correlated with other agency problems, including low managerial ownership [Lewellen, Loderer and Rosenfeld (1985)], high free-cash flow [Lang, Stulz, and Walkling (1991)], and diversifying transactions [Morck, Shleifer, and Vishny (1990]. In addition to negative announcement returns, there is also long-run evidence of negative abnormal performance by acquirer firms [Loughran and Vijh (1997), Rao and Vermaelen (1998)].[25] Taken together, these studies suggest acquisitions as another pathway for governance to affect performance.

To analyze the relationship between acquisition activity and G, we use the SDC database to identify all transactions in which a sample firm acted as either the acquirer or the seller during the sample period. From January 1991 through December 1999, there are 12,694 acquisitions made by sample firms, of which SDC has an acquisition price for just under half. For each firm, we calculate the sum of the price of all acquisitions in each calendar year, and we divide this sum by the firm's average market capitalization for the first day and last day of the year. We define this ratio as the "Acquisition Ratio" for the firm in that year.

Table 13 gives summary statistics for the average number of acquisitions and the average Acquisition Ratio for the Shareholder Portfolio, Management Portfolio, and all sample firms in each year from 1991 to 1999. The average number of acquisitions by firms in the Management Portfolio is higher than the corresponding average in the Shareholder Portfolio in every year, and significantly higher in 1995, 1996, and 1997. Over all nine years, the average of these annual averages is 1.04 in the Management Portfolio. This is significantly higher than the overall average of 0.64 for the Shareholder Portfolio. For the average Acquisition Ratio, the

[25] Mitchell and Stafford (2000) have challenged the magnitude of this long-run evidence, but still allow for some underperformance for acquisitions financed by stock. A related debate on whether diversifying acquisitions destroy value has now grown too large to survey here. The seminal works are Lang and Stulz (1994) and Berger and Ofek (1995). Recent work is summarized in Holmstrom and Kaplan (2001) and Stein (2001).

Management Portfolio is higher in six of the nine years, and the average Acquisition Ratio is 4.93 percent for the Management Portfolio and 2.78 percent for the Shareholder Portfolio.

Table 14 summarizes the results of annual regressions of Acquisition Ratios in year t on G, the log of size, the log of the book-to-market ratio, and 48 industry dummies, all measured at year-end t-1. Since many firms make no acquisitions in a year, the dependent variable is effectively left-censored at zero. We estimate Tobit regressions to account for this censoring. The results show a consistent positive relationship between the Acquisition Ratio and G. The coefficient on G is positive in every year, and the time-series average coefficient on G is positive and significant. Thus, even after adjustments for relative market valuations (as proxied by BM) and firm size, high-G firms are more likely to make acquisitions.

In summary, we find that G is correlated with poorer levels of operating performance, as well as greater capital expenditure and acquisition activity. One interpretation of these results is that agency costs were larger (smaller) at high-G (low-G) firms during the 1990s, which would partially explain the relative stock returns and changes in value for these firms if these agency costs were unexpected.

VII. Conclusion

The power-sharing relationship between investors and managers is defined by the rules of corporate governance. In the United States, these rules are given in corporate legal documents and in state and federal laws. There is significant variation in these rules across different firms, resulting in large differences in the balance of power between investors and managers. Using a sample of about 1,500 firms per year and 24 corporate-governance provisions during the 1990s, we build a Governance Index, denoted as "G", to proxy for the balance of power between managers and shareholders in each firm. We then analyze the empirical relationship of this index to stock returns, firm value, operating measures, capital expenditure, and acquisition activity.

We find that corporate governance is strongly correlated with stock returns during the 1990s: an investment strategy that purchased shares in the firms with the lowest *G* (strongest shareholder rights), and sold short firms with the highest *G* (weakest shareholder rights), earned abnormal returns of 8.5 percent per year. At the beginning of the sample, there is already a significant relationship between valuation and governance: each one-point increase in *G* is associated with a 2.4 percentage point lower value for Tobin's *Q*. By the end of the decade, this difference has increased significantly, with a one-point increase in *G* associated with an 8.9 percentage point lower value for Tobin's *Q*.

The results for both stock returns and firm value are economically large and are robust to controls for industry effects, sample composition changes, or sample subperiods. Taken together, this evidence indicates that stock market investors were surprised by the relative performance of high-*G* and low-*G* firms in the 1990s. What might have caused this surprise? One possibility is that governance was cross-sectionally correlated with "unexpected" agency costs as proxied by operating performance, capital expenditure, or acquisition activity in the 1990s. The evidence shows significant relationships with all of these measures: while controlling for market valuations and industry differences, we find that relative to low-*G* firms, high-*G* firms have lower net profit margins and sales growth while also making more capital expenditures and corporate acquisitions.

One explanation for these results is that differences in managerial power directly caused differences in agency costs and these differences were not properly incorporated into market prices by 1990. If this causal explanation is correct, then the policy implication is clear: a reduction of provisions and decrease in managerial power would decrease agency costs and increase shareholder wealth. This causal interpretation also has implications for takeover laws at the state level and for the ongoing debate about takeover regulation in Europe. While this causal chain has some support from studies of state takeover laws by other researchers, there are still two missing links before such a strong conclusion can be drawn here.

First, we present no evidence in this paper that a high level of *G* actually entrenches managers. It could be that high *G* is merely a signal or symptom, and not the source, of managerial power. In this case, governance provisions could be like a "beware of dog" sign; if such signs were banned then dog owners could probably find another way to signal their resistance to burglars. In this case, the removal of governance provisions would have no effect on agency costs or firm performance, except that firms might need to find a more costly signal. Changes in state laws would also have no effect.

Second, it could be that prescient managers in the 1980s foresaw the problems their firms would have in the 1990s and put governance provisions in place to protect their jobs. In this case, the stock in these companies would be relatively overvalued in 1990, even though objective measures (e.g., *Q* regressions) would suggest that it was undervalued relative to observable characteristics. When the poor performance occurs, the market is surprised, but the managers are not. Furthermore, the high capital expenditures can be explained by a flight to new business lines. Acquisitions can be explained as an attempt to use overvalued stock as currency before the market realizes its true long-run value. Shleifer and Vishny (2001) develop a model to show how such acquisitions can be in the best interests of shareholders even if the stock subsequently underperforms. In this case, performance may have been just as bad without the additional governance provisions, and the only difference is the relative ease of blaming and firing management. A policy change that removed all provisions would then do nothing but allow for more managerial turnover, with no reduction of agency costs or increase in firm value.

The multiple causal explanations stand as a challenge for future research. The empirical evidence of this paper establishes the high stakes of this challenge. If an 8.9 percentage point difference in firm value were even partially "caused" by each additional governance provision, then the long-run benefits of eliminating multiple provisions would be enormous.

Appendix A – Corporate-Governance Provisions

This appendix describes the provisions listed in Table 1 and used as components of the Governance Index. The shorthand title of each provision, as used in the text of the paper, is given in bold. These descriptions are similar to Rosenbaum (1998).

Antigreenmail – Greenmail refers to the agreement between a large shareholder and a company in which the shareholder agrees to sell his stock back to the company, usually at a premium, in exchange for the promise not to seek control of the company for a specified period of time. Antigreenmail provisions prevent such arrangements unless the same repurchase offer is made to all shareholders or the transaction is approved by shareholders through a vote. They are thought to discourage accumulation of large blocks of stock because one source of exit for the stake is closed, but the net effect on shareholder wealth is unclear (Shleifer and Vishny (1986a)). Five states have specific antigreenmail laws, and two other states have "recapture of profits" laws, which enable firms to recapture raiders' profits earned in the secondary market. We consider recapture of profits laws to be a version of antigreenmail laws (albeit a stronger one). The antigreenmail category includes both firms with the provision and those incorporated in states with either antigreenmail or recapture of profits laws.

Blank check preferred stock – This is preferred stock over which the board of directors has broad authority to determine voting, dividend, conversion, and other rights. While it can be used to enable a company to meet changing financial needs, it can also be used to implement poison pills or to prevent takeover by placement of this stock with friendly investors. Companies who have this type of preferred stock but who have required shareholder approval before it can be used as a takeover defense are *not* coded as having this provision in our data.

Business Combination laws – These laws impose a moratorium on certain kinds of transactions (e.g., asset sales, mergers) between a large shareholder and the firm for a period usually ranging between three and five years after the shareholder's stake passes a pre-specified (minority) threshold.

Bylaw and **Charter** amendment limitations – These provisions limit shareholders' ability to amend the governing documents of the corporation. This might take the form of a supermajority vote requirement for charter or bylaw amendments, total elimination of the ability of shareholders to amend the bylaws, or the ability of directors beyond the provisions of state law to amend the bylaws without shareholder approval.

Classified board – A classified board is one in which the directors are placed into different classes and serve overlapping terms. Since only part of the board can be replaced each year, an outsider who gains control of a corporation may have to wait a few years before being able to gain control of the board. This provision may also deter proxy contests, since fewer seats on the board are open each year.

Compensation plans with changes in control provisions – These plans allow participants in incentive bonus plans to cash out options or accelerate the payout of bonuses should there be a change in control. The details may be a written part of the compensation agreement, or discretion may be given to the compensation committee.

Director indemnification **contracts** – These are contracts between the company and particular officers and directors indemnifying them from certain legal expenses and judgments resulting from lawsuits pertaining to their conduct. Some firms have both "indemnification" in their bylaw/charter and these additional indemnification "contracts".

Control-share cash-out laws enable shareholders to sell their stakes to a "controlling" shareholder at a price based on the highest price of recently acquired shares. This works something like fair-price provisions (see below) extended to non-takeover situations.

Cumulative voting – Cumulative voting allows a shareholder to allocate his total votes in any manner desired, where the total number of votes is the product of the number of shares owned and the number of directors to be elected. By enabling them to concentrate their votes, this practice helps enable minority shareholders to elect favored directors. Cumulative voting and secret ballot (see below), are the only two provisions whose presence is coded as an *increase* in shareholder rights, with an additional point to G if the provision is absent.

Directors' duties allow directors to consider constituencies other than shareholders when considering a merger. These constituencies may include, for example, employees, host communities, or suppliers. This provision provides boards of directors with a legal basis for rejecting a takeover that would have been beneficial to shareholders. 31 states also have laws with language allowing an expansion of directors' duties, but in only two of these states (Indiana and Pennsylvania) are the laws explicit that the claims of shareholders should not be held above those of other stakeholders [Pinnell (2000)]. We treat firms in these two states as though they had an expanded directors' duty provision unless the firm has explicitly opted out of coverage under the law.

Fair-Price Requirements – These provisions limit the range of prices a bidder can pay in two-tier offers. They typically require a bidder to pay to all shareholders the highest price paid to any during a specified period of time before the commencement of a tender offer and do not apply if the deal is approved by the board of directors or a supermajority of the target's shareholders. The goal of this provision is to prevent pressure on the target's shareholders to tender their shares in the front end of a two-tiered tender offer, and they have the result of making such an acquisition more expensive. This category includes both the firms with this provision and the firms incorporated in states with a fair price law.

Golden parachutes – These are severance agreements which provide cash and non-cash compensation to senior executives upon a triggering event such as termination, demotion, or resignation following a change in control. They do not require shareholder approval.

Director **indemnification** – This provision uses the bylaws and/or charter to indemnify officers and directors from certain legal expenses and judgments resulting from lawsuits pertaining to their conduct. Some firms have both this "indemnification" in their bylaws/charter and additional indemnification "contracts". The cost of such protection can be used as a market measure of the quality of corporate governance [Core (2000)].

Limitations on director **liability** – These charter amendments limit directors' personal liability to the extent allowed by state law. They often eliminate personal liability for breaches of the duty of care, but not for breaches of the duty of loyalty or for acts of intentional misconduct or knowing violation of the law.

Pension parachute – This provision prevents an acquirer from using surplus cash in the pension fund of the target in order to finance an acquisition. Surplus funds are required to remain the property of the pension fund and to be used for plan participants' benefits.

Poison pills – These securities provide their holders with special rights in the case of a triggering event such as a hostile takeover bid. If a deal is approved by the board of directors, the poison pill can be revoked, but if the deal is not approved and the bidder proceeds, the pill is triggered. In this case, typical poison pills give the holders of the target's stock other than the bidder the right to purchase stock in the target or the bidder's company at a steep discount, making the target unattractive or diluting the acquirer's voting power. The early adopters of poison pills also called them "shareholder rights" plans, ostensibly since they give current shareholders the "rights" to buy additional shares, but more likely as an attempt to influence public perceptions. A raider-shareholder might disagree with this nomenclature.

Secret ballot – Under secret ballot (also called confidential voting), either an independent third party or employees sworn to secrecy are used to count proxy votes, and the management usually agrees not to look at individual proxy cards. This can help eliminate potential conflicts of interest for fiduciaries voting shares on behalf of others, or can reduce pressure by management on shareholder-employees or shareholder-partners. Cumulative voting (see above) and secret ballot, are the only two provisions whose presence is coded as an *increase* in shareholder rights, with an additional point to G if the provision is absent.

Executive **severance** agreements – These agreements assure high-level executives of their positions or some compensation and are not contingent upon a change in control (unlike Golden or Silver parachutes).

Silver parachutes – These are similar to golden parachutes in that they provide severance payments upon a change in corporate control, but unlike golden parachutes, a large number of a firm's employees are eligible for these benefits.

Special meeting requirements – These provisions either increase the level of shareholder support required to call a special meeting beyond that specified by state law or eliminate the ability to call one entirely.

Supermajority requirements for approval of mergers – These charter provisions establish voting requirements for mergers or other business combinations that are higher than the threshold requirements of state law. They are typically 66.7, 75, or 85 percent, and often exceed attendance at the annual meeting. This category includes both the firms with this provision and the firms incorporated in states with a "control-share acquisition" law. These laws require a majority of disinterested shareholders to vote on whether a newly qualifying large shareholder has voting rights. In practice, such laws work much like supermajority requirements.

Unequal voting rights – These provisions limit the voting rights of some shareholders and expand those of others. Under time-phased voting, shareholders who have held the stock for a given period of time are given more votes per share than recent purchasers. Another variety is the substantial-shareholder provision, which limits the voting power of shareholders who have exceeded a certain threshold of ownership.

Limitations on action by **written consent** – These limitations can take the form of the establishment of majority thresholds beyond the level of state law, the requirement of unanimous consent, or the elimination of the right to take action by written consent.

GTE Corp.
NYSE : GTE

Appendix B

Incorporated: New York

Takeover Defenses

Charter provisions

Classified board (1986)
Fair price (1986)
Antigreenmail (1986)
Consider nonfinancial effects of merger (1986)
Limited ability (80%) to amend bylaws (1986)
Blank check preferred stock

Bylaw provisions

Other

Poison pill (1986)

Other Corporate Governance Features

Golden parachute(s)
Pension parachute
Compensation plans with change in control provisions

Limited director liability (1988)

Shareholder Proposals

1988: Shareholder proposal to report attendance of directors at meetings. Sponsored by Jeanne C. Smith. For: 14.8%; Against: 85.2%.

1990: Shareholder proposal to provide for confidential voting. Sponsored by the College Retirement Equities Fund. For: 26.3%; Against: 73.7%. 1989--For: 21.8%; Against: 78.2%.

Failed/Withdrawn Management Proposals

1990: A proposal to eliminate shareholder action by written consent was withdrawn.

GTE Corp.
NYSE : GTE
Incorporated: New York

Corporate Governance Provisions

Charter Provisions
- Blank check preferred stock
- Classified board (1986)
- Fair price (1986)
- Antigreenmail (1986)
- Consider nonfinancial effects of merger (1986)
- Limited ability (80%) to amend bylaws (1986)

Bylaw Provisions
- Limited ability to call special meeting
  - -Shareholders may not call special meeting.

Other
- Poison pill shareholder rights plan (1989)
- Action on poison pill shareholder rights plan
  - -Original poison pill adopted in 1986.

Other Features
- Director liability (1988)
- Advance notice for shareholder nomination and/or other business (1986)
  - -Bylaws--between 30 and 60 days before the annual meeting for nominations and other business.
- Confidential voting (1995)
- Executive severance agreement(s) with change in control provisions (1986)
- Compensation plans with change in control provisions

Shareholder Proposals
1997: Shareholder proposal to repeal classified board. Sponsored by John Gilbert. For: 42.9%; Against: 57.1%. 1996--For: 38.5%; Against: 61.5%. 1995--For: 38.1%; Against: 61.9%. 1994--For: 28.9%; Against: 71.1%. Sponsored by Lewis and John Gilbert. 1993--For: 27.5%; Against: 72.5%. 1992--For: 27.4%; Against: 72.6%. 1991--For: 26.2%; Against: 73.8%.

1997: Shareholder proposal to cap executive pay. Sponsored by the International Brotherhood of Electrical Workers--Langlais. For: 18.1%; Against: 81.9%. 1996--For: 22.4%; Against: 77.6%. 1995--For: 22.2%; Against: 77.8%. 1994--For: 22.4%; Against: 77.6%. 1993--Sponsored by the International Brotherhood of Electrical Workers. For: 23.9%; Against: 76.1%.

1997: Shareholder proposal to redeem or vote on poison pill. Sponsored by the International Brotherhood of Electrical Workers Telephone Coordinating Counsel No. 2. For: 49.7%; Against: 50.3%.

1996: Shareholder proposal to cap executive pay. Sponsored by the International Brotherhood of Electrical Workers--Davis. For: 22.1%; Against: 77.9%. 1995--For: 22.4%; Against: 77.6%. 1994--For: 22.4%; Against: 77.6%. 1993--Sponsored by the International Brotherhood of Electrical Workers Telephone Coordinating Council No. 2. For: 23.8%; Against: 76.2%.

1996: Shareholder proposal to restrict non-employee director pensions. Sponsored by William Steiner--Investors' Rights Association of America. For: 42.3%; Against: 57.7%. 1995--For: 33.2%; Against: 66.8%.

1994: Shareholder proposal to provide for confidential voting. Sponsored by the College Retirement Equities Fund. For: 41.8%; Against: 58.2%. 1993--For: 37.8%; Against: 62.2%. 1992--For: 35.5%; Against: 64.5%.

Appendix C – Regression Variable Definitions

The following variables are used on the right-hand-side of (2) in Section IV. Results of the regression are given in Table 9. This list includes all variables used by Brennan, Chordia, and Subrahmanyam (1998) plus the addition of SGROWTH. All variables are in natural logs unless explicitly noted otherwise.

NASDUM - A dummy variable equal to 1 if the firm traded on the Nasdaq Stock Market at the beginning of month t and 0 otherwise.

BM - The ratio of book value of common equity (previous fiscal year) to market value of common equity measured at previous calendar year end. Book value of common equity is the sum of book common equity (Compustat item 60) and deferred taxes (Compustat item 74). This variable, and all other variables that use Compustat data, are recalculated each July and held constant through the following June.

SIZE - Market capitalization in millions of dollars at the end of month t-2.

PRICE - Price at the end of month t-2.

NYDVOL - The dollar volume of trading in month t-2 for stocks that trade on the New York Stock Exchange (NYSE) or American Stock Exchange (AMEX). Approximated as stock price at the end of month t-2 multiplied by share volume in month t-2. For Nasdaq stocks, NYDVOL equals zero.

NADVOL - The dollar volume of trading in month t-2 for stocks that trade on the Nasdaq. Approximated as stock price at the end of month t-2 multiplied by share volume in month t-2. For NYSE and AMEX stocks, NYDVOL equals zero.

YLD - The ratio of dividends in the previous fiscal year (Compustat item 21) to market capitalization measured at calendar year end (Not in logs).

RET2-3 - Compounded gross returns for months t-3 and t-2.

RET4-6 - Compounded gross returns for months t-6 through t-4.

RET7-12 - Compounded gross returns for months t-12 through t-7.

SGROWTH - The growth in sales (Compustat item 12) over the previous five fiscal years (not in logs).

References

Ambrose, Brent W., and William L. Megginson 1992, The role of asset structure, ownership structure, and takeover defenses in determining acquisition likelihood, *Journal of Financial and Quantitative Analysis* 27, 575-589.

Andrade, Gregor, Mark Mitchell, and Erik Stafford, 2001, New evidence and perspective on mergers, *Journal of Economic Perspectives* 15, 103-120.

Banz, Rolf, 1981, The relation between return and market value of stocks, *Journal of Financial Economics* 38, 269-296.

Basu, Sanjoy, 1977, The investment performance of common stocks in relation to their price-to-earnings: A test of the efficient markets hypothesis, *Journal of Finance* 32, 663-682.

Baumol, William, 1959, *Business Behavior, Value, and Growth* (MacMillan, New York).

Berger, Philip G., and Eli Ofek, 1995, Diversification's effect on firm value, *Journal of Financial Economics* 37, 39-65.

Berle, Adolf, and Gardiner Means, 1932, *The Modern Corporation and Private Property* (Macmillan, New York).

Bertrand, Marianne, and Sendhil Mullainathan, 1999a, Is there discretion in wage setting? *Rand Journal of Economics* 30, 535-554.

Bertrand, Marianne, and Sendhil Mullainathan, 1999b Corporate governance and executive pay: Evidence from takeover legislation, Working paper, MIT.

Bertrand, Marianne, and Sendhil Mullainathan, 2000, Enjoying the quiet life? Managerial behavior following anti-takeover legislation, Working paper, MIT.

Bhagat, Sanjai, and B.S. Black, 1999, The uncertain relationship between board composition and firm performance, *Comparative Corporate Governance: The State of the Art and Emerging Research*, eds. K. Hopt, M. Roe, and E. Wymeersch.

Bhagat, Sanjai, and Richard H. Jefferis 1993, Is defensive activity effective?, Working paper (University of Colorado, Boulder, CO).

Bittlingmayer, George, 2000, The market for corporate control (including takeovers), *Encyclopedia of Law and Economics, Vol. III – The Regulation of Contracts*, Edward Elgar.

Borokhovich, Kenneth A., Kelly R. Brunarski, and Robert Parrino, 1997, CEO contracting and antitakeover amendments, *Journal of Finance* 52, 1495-1518.

Borokhovich, Kenneth A, Robert Parrino, and Teresa Trapani, 1996, Outside Directors and CEO Selection, *Journal of Financial and Quantitative Analysis* 31, 337-355.

Brennan, Michael J., Tarun Chrodia, and Avanidhar Subrahmanyam, 1998, Alternative factor specifications, security characteristics, and the cross-section of expected stock returns, *Journal of Financial Economics* 49, 345-375.

Byrd, John, and Kent Hickman, 1992, Do outside directors monitor managers? *Journal of Financial Economics* 32, 195-221.

Carhart, Mark, 1997, On persistence in mutual fund performance, *Journal of Finance* 52, 57-82.

Comment, Robert, and G. William Schwert, 1995, Poison or Placebo? Evidence on the deterrence and wealth effects of modern antitakeover measures, *Journal of Financial Economics* 39, 3-43.

Core, John, 2000, The directors' and officers' insurance premium: An outside assessment of the quality of corporate governance, *Journal of Law, Economics, and Organization* 16, 449-477.

Core, John E., Robert W. Holthausen, and David F. Larcker, 1999, Corporate governance, chief executive officer compensation, and firm performance, *Journal of Financial Economics* 51, 371-406.

Center for Research in Security Prices, 2001, CRSP delisting returns.

Daines, Robert, 2001, Does Delaware law improve firm value?, Forthcoming in the *Journal of Financial Economics.*

Daines, Robert, and Michael Klausner, 2001, Do IPO charters maximize firm value? Antitakover protection in IPOs, Forthcoming in the *Journal of Law, Economics, and Organization.*

DeAngelo, Harry, and Edward M. Rice, 1983, Antitakeover charter amendments and stockholder wealth, *Journal of Financial Economics* 11, 329-360.

Demsetz, Harold, and Kenneth Lehn, 1985, The structure of corporate ownership: Causes and consequences, *Journal of Political Economy* 93, 1155-1177.

Fama, Eugene F., and Kenneth R. French, 1993, Common risk factors in the returns on bonds and stocks, *Journal of Financial Economics* 33, 3-53.

Fama, Eugene F., and Kenneth R. French, 1997, Industry costs of equity, *Journal of Financial Economics* 43, 153-194.

Fama, Eugene F., and Michael Jensen, 1983a, Separation of ownership and control, *Journal of Law and Economics* 26, 301-325.

Fama, Eugene F., and Michael Jensen, 1983b, Agency problems and residuals claims, *Journal of Law and Economics* 26, 327-349.

Fama, Eugene F., and James D. MacBeth, 1973, Risk, return, and equilibrium: Empirical tests, *Journal of Political Economy* 81, 607-636.

Gartman, Grant A., and Jack D. Isaacs, 1998, *Corporate Governance State by State: A guide to selected statutes*, Investor Responsibility Research Center.

Garvey, Gerald T., and Gordon Hanka, 1999, Capital structure and corporate control: The effect of antitakover statutes on firm leverage, *Journal of Finance* 54, 519-546.

Gillan, Stuart, and Jennifer Bethel, 2001, Managerial control of the proxy process: the impact on shareholder voting, Working paper, Babson College.

Gort, Michael, 1969, An economic disturbance theory of mergers, *Quarterly Journal of Economics* 83, 624-642.

Hermalin, Benjamin, and Michael Weisbach, 1991, The effects of board composition and direct incentives on firm performance, *Financial Management* 20, 101-112.

Holmstrom, Bengt, and Steven N. Kaplan, Corporate governance and merger activity in the United States: Making sense of the 1980s and 1990s, *Journal of Economic Perspectives* 15, 121-144.

Ishii, Joy L., Corporate governance in the 1990s: New evidence on the role of shareholder proposals, Senior Honors Thesis, Harvard University.

Jarrell, Gregg A., and Annette B. Poulsen, 1988, Shark repellents and stock prices: the effects of antitakeover amendments since 1980, *Journal of Financial Economics* 19, 127-168.

Jegadeesh, Narasimhan, and Sheridan Titman, 1993, Returns to buying winners and selling losers: Implications for stock market efficiency, *Journal of Finance* 48, 65-91.

Jensen, Michael, 1986, Agency costs of free cash flow, corporate finance, and takeovers, *American Economic Review* 76, 323-329.

Jensen, Michael, and William Meckling, 1976, Theory of the firm: Managerial behavior, agency costs, and ownership structure, *Journal of Financial Economics* 3, 305-360.

Jensen, Michael, and Richard Ruback, 1983, The market for corporate control: The scientific evidence, *Journal of Financial Economics* 11, 5-50.

Johnson, Mark S., and Ramesh P. Rao, 1997, The impact of antitakeover amendments on corporate financial performance, *Financial Review* 32, 659-690.

Kaplan, Steven N., and Luigi Zingales, 1997, Do investment-cash flow sensitivities provide useful measures of financing constraints? *Quarterly Journal of Economics* 112, 169-216.

Karpoff, Jonathan M., and Paul H. Malatesta, 1989, The wealth effects of second-generation state takeover legislation, *Journal of Financial Economics* 25, 291-322.

Lakonishok, Josef, Andrei Shleifer, and Robert Vishny, 1994, Contrarian investment, extrapolation, and risk, *Journal of Finance* 49, 1541-1578.

Lambert, Richard A., and David F. Larcker, 1985, Golden parachutes, executive decision-making and shareholder wealth, *Journal of Accounting and Economics* 7, 179-203.

Lang, Larry H. P., and René M. Stulz, 1994, Tobin's Q, corporate diversification, and firm performance, *Journal of Political Economy* 102, 1248-1280.

Lang, Larry H. P., René M. Stulz, and Ralph A. Walkling, 1989, Managerial performance, Tobin's Q, and the gains from successful tender offers, *Journal of Financial Economics* 24, 137-154.

LaPorta, Rafael, Florencio Lopez-de-Silanes, Andrei Shleifer, and Roberty Vishny, 2000, Investor Protection and Corporate Governance, *Journal of Financial Economics* 58, 3-28.

LaPorta, Rafael, Florencio Lopez-de-Silanes, Andrei Shleifer, and Roberty Vishny, 2001, Investor protection and corporate valuation, Working paper, Harvard University.

Lewellen, Wilbur, Claudio Loderer, and Ahron Rosenfeld, 1985, Merger decisions and executive stock ownership in acquiring firms, *Journal of Accounting and Economics* 7, 209-231.

Loughran, Tim, and Anand M. Vijh, 1997, Do long-term shareholders benefit from corporate acquisitions?, *Journal of Finance* 52, 1765-1790.

Marris, Robin, 1964, *The Economic Theory of Managerial Capitalism*, Free Press of Glencoe, Illinois.

McGurn, Patrick S., 1989, *Confidential Proxy Voting*, Investor Responsibility Research Center Inc., Washington, D.C..

Meulbroek, Lisa K., Mark L. Mitchell, J. Harold Mulherin, Jeffrey M. Netter, and Annette B. Poulsen, 1990, Shark repellants and managerial myopia: An empirical test, *Journal of Political Economy* 98, 1108-1117.

Mitchell, Mark L., and J. Harold Mulherin, 1996, The impact of industry shocks on takeover and restructuring activity, *Journal of Financial Economics* 41, 193-229.

Mitchell, Mark L., and Erik Stafford, 2000, Managerial decisions and long-term stock price performance, *The Journal of Business* 73, 287-330.

Morck, Randall, Andrei Shleifer, and Robert Vishny, 1988a, Characteristics of targets of hostile and friendly takeovers, in A. Auerbach, Ed.: *Corporate Takeovers: Causes and Consequences* (University of Chicago Press, Chicago).

Morck Randall, Andrei Shleifer, and Robert Vishny, 1988b, Management ownership and market valuation: An empirical analysis, *Journal of Financial Economics* 20, 293-315.

Morck, Randall, Andrei Shleifer, and Robert Vishny, 1990, Do managerial objectives drive bad acquisitions?, *Journal of Finance* 45, 31-48.

Palepu, Krishna G., 1986, Predicting takeover targets: A methodological and empirical analysis, *Journal of Accounting and Economics* 8, 3-55.

Pinnell, Maria Carmen S., 2000, *State Takeover Laws*, Investor Responsibility Research Center, Washington, D.C.

Pound, John, 1987, The effects of antitakeover amendments on takeover activity: Some direct evidence, *Journal of Law and Economics* 30, 353-367.

Pugh, William M., Daniel E. Page, and John S. Jahera Jr., 1992, Antitakeover charter amendments: effects on corporate decisions, *Journal of Financial Research* 15, 57-67.

Rau PR, and Theo Vermaelen, 1998, Glamour, value and the post-acquisition performance of acquiring firms, *Journal of Financial Economics*, 49, 223-253.

Rosenbaum, Virginia, 1990, 1993, 1995, 1998, *Corporate Takeover Defenses* (several editions), Investor Responsibility Research Center, Washington, D.C.

Shin, Hyun-Han, and René M. Stulz, 2000, Firm value, risk, and growth opportunities, NBER working paper #7808.

Shleifer, Andrei, and Robert Vishny, 1986, Greenmail, white knights, and shareholder's interest, *Rand Journal of Economics* 17, 293-309.

Shleifer, Andrei, and Robert Vishny, 1989, Management entrenchment: The case of manager-specific investments, *Journal of Financial Economics* 25, 123-140.

Shleifer, Andrei, and Robert Vishny, 1990, Equilibrium short horizons of investors and firms, *American Economic Review* 80, 148-153.

Shleifer, Andrei, and Robert Vishny, 1997, A survey of corporate governance, *Journal of Finance* 52, 737-783.

Shleifer, Andrei, and Robert Vishny, 2001, Stock market driven acquisitions, Working paper, Harvard University.

Shumway, Tyler, 1997, The delisting bias in CRSP data, *Journal of Finance* 52, 327-340.

Stein, Jeremy C., 1988, Takeover threats and managerial myopia, *Journal of Political Economy* 96, 61-80.

Stein, Jeremy C., 1989, Efficient markets, inefficient firms, a model of myopic firm behavior, *Quarterly Journal of Economics* 104, 655-669.

Stein, Jeremy C., 2001, Agency, Information, and Corporate Investment, in *Handbook of the Economics of Finance*, George Constantinides, Milton Harris, and Rene Stulz, eds., Amsterdam, North-Holland.

Stulz, Rene M, 1988, Managerial control of voting rights: Financing policies and the market for corporate control, *Journal of Financial Economics* 20, 25-54.

Titman, Sheridan, K.C. John Wei, and Feixue Xie, 2001, Capital investments and stock returns, Working paper, University of Texas at Austin.

Weisbach, Michael, 1988, Outside directors and CEO turnover, *Journal of Financial Economics* 20, 431-460.

Williamson, Oliver, 1964, *The Economics of Discretionary Behavior: Managerial Objectives in a Theory of the Firm*, Prentice Hall, Englewood Cliffs, New Jersey.

Yermack, David, Higher market valuation for firms with a small board of directors. *Journal of Financial Economics* 40, 185-211.

Table 1
Governance Provisions

This table presents the percentage of firms with each provision between 1990 and 1998. The data are drawn from the IRRC Corporate Takeover Defenses publications (Rosenbaum 1990, 1993, 1995, and 1998) and are supplemented by data on state takeover legislation coded from Pinnell (2000). See Appendix A for detailed information on each of these provisions. The sample consists of all firms in the IRRC research universe except those with dual class stock.

	Percentage of firms with governance provisions in			
	1990	1993	1995	1998
Antigreenmail	19.5	20.6	20.0	17.2
Blank Check	76.4	80.0	85.7	87.9
Business Combination	83.9	87.4	87.5	88.3
Bylaws	14.4	16.1	16.0	18.1
Charter	3.2	3.4	3.1	3.0
Classified Board	59.0	60.4	61.7	59.4
Compensation Plans	44.7	65.8	72.5	62.4
Contracts	16.4	15.2	12.7	11.7
Control-Share Cash-Out	4.1	3.7	3.6	3.2
Cumulative Voting	18.5	16.5	14.9	12.2
Directors' Duties	10.3	11.0	10.9	10.1
Fair Price	57.8	59.0	57.6	49.2
Golden Parachutes	53.1	55.5	55.1	56.6
Indemnification	40.9	39.6	38.7	24.4
Liability	72.3	69.1	65.6	46.8
Pension Parachutes	3.9	5.2	3.9	2.2
Poison Pill	53.9	57.4	56.6	55.3
Secret Ballot	2.9	9.5	12.2	9.4
Severance	13.4	5.5	10.3	11.7
Silver Parachutes	4.1	4.8	3.5	2.3
Special Meeting	24.5	29.9	31.9	34.5
Supermajority	38.8	39.6	38.5	34.1
Unequal Voting	2.4	2.0	1.9	1.9
Written Consent	24.4	29.2	32.0	33.1
Number of Firms	1357	1343	1373	1708

Table 2
Distribution and Composition of the Governance Index

This table provides sample statistics on the distribution of *G*, the Governance Index, over time. *G* is calculated from the 24 provisions listed in Table 1 as described in Section II. Appendix A gives detailed information on each provision. We divide the sample into ten portfolios based on the level of *G* and list the number of firms in each portfolio. The Shareholder Portfolio is composed of all firms where *G* is 5 or smaller, and the Management Portfolio contains all firms where *G* is 14 or greater.

	1990	1993	1995	1998
Governance Index				
Minimum	2	2	2	2
Mean	9.0	9.3	9.4	8.9
Median	9	9	9	9
Mode	10	9	9	10
Maximum	17	17	17	18
Standard Deviation	2.9	2.8	2.8	2.8
Number of Firms				
$G \leq 5$ (Shareholder Portfolio)	158	139	120	215
$G=6$	119	88	108	169
$G=7$	158	140	127	186
$G=8$	165	139	152	201
$G=9$	160	183	183	197
$G=10$	175	170	178	221
$G=11$	149	168	166	194
$G=12$	104	123	142	136
$G=13$	84	100	110	106
$G \geq 14$ (Management Portfolio)	85	93	87	83
Total	1357	1343	1373	1708

Table 3
The Largest Firms in the Shareholder and Management Portfolios in 1990

This table presents the firms having the largest market capitalizations at the end of 1990 of all companies within the Shareholder Portfolio and the Management Portfolio. The Shareholder Portfolio is composed of all firms where the Governance Index, *G*, is 5 or smaller, and the Management Portfolio contains all firms where *G* is 14 or greater. The calculation of *G* is described in Section II. The companies are listed in descending order of market capitalization.

1990 Shareholder Portfolio

	State of Incorporation	1990 Governance Index	1998 Governance Index
IBM	New York	5	6
Wal-Mart	Delaware	5	5
Du Pont de Nemours	Delaware	5	5
Pepsico	North Carolina	4	3
American International Group	Delaware	5	5
Southern Company	Delaware	5	5
Hewlett Packard	California	5	6
Berkshire Hathaway	Delaware	3	–
Commonwealth Edison	Illinois	4	6
Texas Utilities	Texas	2	4

1990 Management Portfolio

	State of Incorporation	1990 Governance Index	1998 Governance Index
GTE	New York	14	13
Waste Management	Delaware	15	13
General Re	Delaware	14	16
Limited Inc	Delaware	14	14
NCR	Maryland	14	–
K Mart	Michigan	14	10
United Telecommunications	Kansas	14	–
Time Warner	Delaware	14	13
Rorer	Pennsylvania	16	–
Woolworth	New York	14	13

Table 4
1990 Financial Characteristics

This table gives descriptive statistics for the relationship of *G* with several financial and accounting measures. *Size* is market capitalization in millions of dollars at the end of July 1990. *YLD* equals the ratio of dividends (Compustat item 21) in fiscal year 1989 to market capitalization on December 31, 1989. *Q* is the ratio of the market value of assets to the book value of assets: the market value is calculated as the sum of the book value of assets (item 6) and the market value of common stock less the book value of common stock (item 60) and deferred taxes (item 74). The market value of equity is measured on December 31, 1989, and the accounting variables are measured in fiscal year 1989. *5-Year Return* is the return from August 1, 1985 through July 31, 1990. *SGROWTH* is the five-year sales growth (item 12) from fiscal year 1984 through fiscal year 1989. The first column gives the correlations for each of these variables with the Governance Index, *G*, in September 1990. The calculation of *G* is described in Section II. The second and third columns give means for these same variables within the original (1990) Shareholder and Management Portfolios. The Shareholder Portfolio is composed of all firms where *G* is 5 or smaller, and the Management Portfolio contains all firms where *G* is 14 or greater. The final column gives the difference of the two means with the *t*-statistic for the test of equal means in parentheses. Significance at the five-percent and one-percent levels is indicated by * and **, respectively.

	Correlation with *G*	Mean, Shareholder Portfolio	Mean, Management Portfolio	Difference
Q	-0.04	1.77	1.47	0.30* (2.10)
Size	0.01	$1,978.7	$1,784.7	194.0 (0.30)
YLD	0.03	4.20%	7.20%	-3.00% (-0.69)
5-Year Return	-0.01	90.53%	85.41%	5.12% (0.25)
SGROWTH	-0.08**	62.74%	44.78%	17.96% (1.83)

Table 5
Pooled Logit Regressions for Target Probability

This table presents the results of binary logit regressions where the dependent variable, *Target*, equals 1 if a company was the target in a completed merger during the calendar year and 0 otherwise. The explanatory variables are *G*, the Governance Index, *SIZE*, and *BM*. The calculation of *G* is described in Section II. *G* is lagged by one year, *SIZE* is market capitalization in millions of dollars at the end of the previous calendar year, and *BM* is the log of the ratio of book value (the sum of book common equity and deferred taxes) in the previous fiscal year to size at the end of the previous calendar year. Asymptotic *z*-statistics are reported in parentheses below the coefficients, and significance at the one-percent level is indicated by **.

	Target
G	0.01
	(0.55)
SIZE	-0.27**
	(-6.43)
BM	-0.34**
	(-4.11)
Constant	-1.98**
	(-7.07)

Table 6
1990 and 1998 Industry Characteristics

This table summarizes the most prominent industries in the Shareholder and Management Portfolios in September 1990 and December 1998, first by percentage of firms (Panel A) and then by market capitalization as a percentage of the total portfolio size (Panel B). The Shareholder Portfolio is composed of all firms where the Governance Index, G, is 5 or smaller, and the Management Portfolio contains all firms where G is 14 or greater. The calculation of G is described in Section II. We match four-digit SIC codes to the 48 industries designated by Fama and French (1997).

Panel A

Shareholder Portfolio				Management Portfolio			
1990		1998		1990		1998	
Trading:	11.1%	Business Services:	10.7%	Trading:	14.6%	Utilities:	9.0%
Utilities:	10.5%	Electronic Equipment:	7.6%	Retail:	11.0%	Trading:	7.7%
Business Services:	6.5%	Retail:	7.1%	Machinery:	7.3%	Retail:	6.4%
Insurance:	5.9%	Transportation:	6.6%	Consumer Goods:	4.9%	Consumer Goods:	5.1%
Retail:	5.9%	Trading:	5.6%	Petroleum & Natural Gas:	4.9%	Insurance:	5.1%
				Restaurants, Hotels & Motels:	4.9%	Machinery:	5.1%

Panel B

Shareholder Portfolio				Management Portfolio			
1990		1998		1990		1998	
Computers:	22.4%	Retail:	18.6%	Trading:	23.3%	Communications:	25.3%
Retail:	14.2%	Banking:	13.9%	Retail:	14.5%	Chemicals:	8.3%
Utilities:	12.8%	Computers:	12.3%	Other:	13.5%	Trading:	7.6%
Chemicals:	9.9%	Trading:	11.6%	Petroleum & Natural Gas:	10.0%	Banking:	6.5%
Candy & Soda:	9.9%	Chemicals:	7.4%	Insurance:	5.2%	Insurance:	6.3%

Table 7

Performance-Evaluation Regressions for Governance Index Portfolio Returns

We estimate four-factor regressions (equation 1 from the text) of value-weighted monthly returns for portfolios of firms sorted by G. The calculation of G is described in Section II. The first row contains the results when we use the portfolio that buys the Shareholder Portfolio ($G \leq 5$) and sells short the Management Portfolio ($G \geq 14$). The portfolios are reset in September 1990, July 1993, July 1995, and February 1998, which are the months after new data on G become available. The explanatory variables are *RMRF*, *SMB*, *HML*, and *Momentum*. These variables are the returns to zero-investment portfolios designed to capture market, size, book-to-market, and momentum effects, respectively. (Consult Fama and French (1993) and Carhart (1997) on the construction of these factors.) The sample period is from September 1990 through December 1999. t-statistics are reported in parentheses and significance at the five-percent and one-percent levels is indicated by * and **, respectively.

	α	*RMRF*	*SMB*	*HML*	*Momentum*
Shareholder-Management	**0.71**** **(2.77)**	**-0.04** **(-0.57)**	**-0.22*** **(-2.47)**	**-0.55**** **(-5.35)**	**-0.01** **(-0.13)**
$G \leq 5$ (Shareholder)	0.29* (2.16)	0.99** (25.44)	-0.24** (-5.09)	-0.21** (-3.83)	-0.05 (-1.59)
G=6	0.22 (1.23)	0.99** (19.41)	-0.18** (-2.96)	0.05 (0.69)	-0.08 (-1.83)
G=7	0.24 (1.29)	1.05** (19.45)	-0.10 (-1.59)	-0.14 (-1.90)	0.15** (3.07)
G=8	0.08 (0.56)	1.02** (25.15)	-0.04 (-0.76)	-0.08 (-1.48)	0.01 (0.18)
G=9	-0.02 (-0.15)	0.97** (28.21)	-0.20** (-4.90)	0.14** (2.93)	-0.01 (-0.39)
G=10	0.03 (0.28)	0.95** (29.46)	-0.17** (-4.35)	-0.00 (-0.02)	-0.08** (-2.85)
G=11	0.18 (1.11)	0.99** (21.69)	-0.14* (-2.52)	-0.06 (-0.95)	-0.01 (-0.23)
G=12	-0.25 (-1.69)	1.00** (24.06)	-0.11* (-2.20)	0.16** (2.69)	0.02 (0.63)
G=13	-0.01 (-0.08)	1.03** (24.77)	-0.21** (-4.15)	0.14* (2.40)	-0.08* (-2.13)
$G \geq 14$ (Management)	-0.42* (-2.24)	1.03** (19.30)	-0.02 (-0.30)	0.34** (4.58)	-0.05 (-0.98)

Table 8
Performance-Evaluation Regressions under Alternative Portfolio Construction

This table presents the results of four-factor regressions for variations on the Shareholder minus Management Portfolio. The Shareholder Portfolio is composed of all firms where the Governance Index, G, is 5 or smaller, and the Management Portfolio contains all firms where G is 14 or greater. The calculation of G is described in Section II. The portfolios are reset in September 1990, July 1993, July 1995, and February 1998, which are the months after new data on G become available. The sample period is September 1990 to December 1999. The first row duplicates the results contained in the first row of Table 7, where the dependent variable is the difference of the value-weighted monthly returns to the Shareholder and Management Portfolios. In the second row, the monthly portfolio returns are equal-weighted. The remaining rows are value-weighted. The third row contains the results using industry-adjusted returns, with industry adjustments done using the 48 industries of Fama and French (1997). In the fourth row, portfolio returns are calculated maintaining the 1990 portfolios for the entire sample period. The fifth row shows the results of restricting the sample to firms incorporated in Delaware. In the sixth and seventh rows, the sample period is divided in half at April 30, 1995 and separate regressions are estimated for the first half and second half of the period (56 months each). The explanatory variables are *RMRF*, *SMB*, *HML*, and *Momentum*. These variables are the returns to zero-investment portfolios designed to capture market, size, book-to-market, and momentum effects, respectively. (Consult Fama and French (1993) and Carhart (1997) on the construction of these factors.) t-statistics are reported in parentheses and significance at the five-percent and one-percent levels is indicated by * and **, respectively.

	α	*RMRF*	*SMB*	*HML*	*Momentum*
Shareholder-Management, Value-Weighted	0.71**	-0.04	-0.22*	-0.55**	-0.01
	(2.77)	(-0.57)	(-2.47)	(-5.35)	(-0.13)
Equal-Weighted	0.45*	-0.00	0.23**	-0.38**	-0.16**
	(2.06)	(-0.01)	(3.02)	(-4.30)	(-2.79)
Industry-Adjusted	0.47*	-0.00	-0.20**	-0.46**	-0.02
	(2.16)	(-0.04)	(-2.63)	(-5.28)	(-0.42)
1990 Portfolio	0.53*	-0.09	-0.05	-0.36**	-0.03
	(2.18)	(-1.35)	(-0.55)	(-3.65)	(-0.42)
Delaware Portfolio	0.63	-0.06	-0.26*	-0.46**	0.07
	(1.88)	(-0.66)	(-2.24)	(-3.41)	(0.78)
Early Half	0.45	-0.19*	-0.37**	-0.21*	-0.19**
	(1.91)	(-2.54)	(-3.45)	(-2.15)	(-2.76)
Late Half	0.75	-0.02	-0.22	-0.77**	0.12
	(1.85)	(-0.21)	(-1.87)	(-4.87)	(1.31)

Table 9
Fama-MacBeth Regressions of Returns on the Governance Index and its Components

Panel A of this table presents the average coefficients and time-series t-statistics for 112 cross-sectional regressions for each month from September 1990 to December 1999. The dependent variable is the stock return for month t. The results are presented using both raw and industry-adjusted returns, with industry adjustments done using the 48 industries of Fama and French (1997). In the first two columns, the sample is restricted to firms in either the Shareholder or Management Portfolios and we use the independent variable, *Shareholder Portfolio*, a dummy variable that equals 1 when the firm is in the Shareholder Portfolio and 0 otherwise. The Shareholder Portfolio is composed of all firms where the Governance Index, G, is 5 or smaller, and the Management Portfolio contains all firms where G is 14 or greater. The calculation of G is described in Section II. The third and fourth columns include all firms with data for all right-hand side variables and use G as an independent variable. *NASDUM* is a dummy variable equal to 1 if the firm trades on the Nasdaq Stock Market and 0 otherwise. *BM* is the log of the ratio of book value (the sum of book common equity and deferred taxes) in the previous fiscal year to size at the end of the previous calendar year. *SIZE* is the log of market capitalization in millions of dollars and *PRICE* is the log of the price, where both *SIZE* and *PRICE* are measured at the end of the second to last month. *NYDVOL* equals the log of the dollar volume of trading in a NYSE or AMEX security during the second to last month, and equals zero for all other securities. *NADVOL* is defined analogously for Nasdaq securities. *YLD* equals the ratio of dividends in the previous fiscal year to size at the end of the previous calendar year. *RET2-3* is the log of the compounded gross returns from months t-3 to t-2, and *RET4-6* and *RET7-12* are defined analogously for months t-4 to t-6 and months t-7 to t-12, respectively. *SGROWTH* is the five-year sales growth ending in the previous fiscal year. Appendix C lists the Compustat data items used for each of these variables. In Panel B, we regress monthly industry-adjusted returns on each governance provision (see Appendix A for detailed information about each provision) and the same controls. All regressions are estimated with weighted least squares where all variables are weighted by market value at the end of month t-1. Significance at the five-percent and one-percent levels is indicated by * and **, respectively.

Panel A:
Governance Index

	Raw	Industry-Adjusted	Raw	Industry-Adjusted
Shareholder Portfolio	0.88** (2.75)	0.72** (2.76)		
G			-0.04 (-1.12)	-0.02 (-0.95)
NASDUM	-9.24 (-1.41)	-10.83 (-1.76)	-0.88 (-0.13)	-0.18 (-0.03)
BM	0.12 (0.32)	0.18 (0.60)	0.00 (0.01)	0.15 (1.25)
SIZE	0.44 (1.18)	0.14 (0.46)	0.08 (0.31)	0.24 (1.50)
PRICE	0.26 (0.81)	0.40 (1.30)	0.28 (1.16)	0.19 (0.98)
NYDVOL	-0.49 (-1.42)	-0.16 (-0.55)	-0.06 (-0.23)	-0.26 (-1.40)
NADVOL	-0.01 (-0.02)	0.38 (1.03)	0.06 (0.13)	-0.19 (-0.67)
YLD	7.33 (0.50)	4.46 (0.38)	8.00 (0.77)	8.88 (1.29)
RET2-3	-1.55 (-0.65)	-2.10 (-1.19)	-0.46 (-0.32)	-0.91 (-0.86)
RET4-6	-2.06 (-1.01)	-1.46 (-1.01)	-0.47 (-0.35)	-0.54 (-0.57)
RET7-12	0.17 (0.13)	-1.69 (-1.66)	2.36* (2.36)	0.74 (1.13)
SGROWTH	0.62 (1.30)	0.30 (0.69)	-0.00 (-0.00)	0.04 (0.23)
Constant	1.92 (0.59)	-1.11 (-0.40)	0.09 (0.04)	0.50 (0.28)

Panel B
Individual Provisions

	Industry-Adjusted Monthly Return		
Antigreenmail	-0.07 (-0.40)	*Severance*	-0.03 (-0.14)
Business Combination	0.12 (0.47)	*Silver Parachutes*	-0.52* (2.08)
Bylaws	-0.19 (-0.95)	*Special Meeting*	-0.10 (-0.66)
Blank Check	0.10 (0.37)	*Supermajority*	-0.12 (-0.66)
Charter	-0.13 (-0.44)	*Unequal Voting*	-0.36 (-0.70)
Classified Board	0.01 (0.06)	*Written Consent*	0.15 (1.19)
Compensation Plans	0.12 (0.73)	*NASDUM*	-2.08 (-0.50)
Contracts	-0.07 (-0.35)	*BM*	0.15 (1.22)
Control Share Cashout	0.15 (0.58)	*SIZE*	0.18 (1.04)
Cumulative Voting	-0.14 (-0.62)	*PRICE*	-0.03 (-0.30)
Directors' Duties	-0.10 (-0.34)	*NYDVOL*	-0.12 (-0.73)
Fair Price	0.07 (0.50)	*NADVOL*	0.02 (0.09)
Golden Parchutes	-0.11 (-0.69)	*YLD*	2.70 (0.55)
Indemnification	0.16 (1.43)	*RET2-3*	-0.07 (-0.07)
Liability	-0.03 (-0.14)	*RET4-6*	0.46 (0.52)
Pension Parachutes	-0.40 (-1.26)	*RET7-12*	1.38* (2.29)
Poison Pill	-0.16 (-0.96)	*SGROWTH*	0.12 (0.79)
Secret Ballot	-0.09 (-0.63)	Constant	-0.97 (-0.64)

Table 10
Fama-MacBeth Regressions of Q on the Governance Index

This table presents regressions of Tobin's Q on the Governance Index, G, and control variables. The calculation of G is described in Section II. Q is the ratio of the market value of assets to the book value of assets: the market value is calculated as the sum of the book value of assets and the market value of common stock less the book value of common stock and deferred taxes. The market value of equity is measured at the end of the current calendar year and the accounting variables are measured in the current fiscal year. In the first two columns, the explanatory variables are G, a dummy variable for incorporation in Delaware, and control variables. The third column restricts the sample to Delaware firms and includes G and the controls as explanatory variables. We include as controls the log of assets in the current fiscal year, the log of firm age measured in months as of December of each year, and industry dummy variables. We create industry dummies by matching the four-digit SIC codes from December of each year to the 48 industries designated by Fama and French (1997). The coefficients on the controls and the constant are suppressed from the table. The coefficients and t-statistics from each annual cross-sectional regression are reported in each row, and the time-series averages and time-series t-statistics are given in the last row. * and ** indicate significance at the five-percent and one-percent levels, respectively.

	All Firms		Delaware Firms
	G	*Delaware*	*G*
1990	-0.024**	0.057	-0.034**
	(-3.071)	(1.253)	(-2.732)
1991	-0.036**	0.005	-0.044*
	(-2.910)	(0.065)	(-2.235)
1992	-0.033**	0.002	-0.041*
	(-3.275)	(0.037)	(-2.470)
1993	-0.035**	-0.087	-0.031*
	(-3.222)	(-1.368)	(-2.152)
1994	-0.025**	-0.067	-0.024*
	(-2.828)	(-1.310)	(-1.981)
1995	-0.032**	-0.062	-0.021
	(-2.670)	(-0.941)	(-1.376)
1996	-0.021	-0.091	-0.015
	(-1.751)	(-1.360)	(-0.975)
1997	-0.012	-0.113	-0.010
	(-0.867)	(-1.467)	(-0.525)
1998	-0.052*	-0.078	-0.060*
	(-2.545)	(-0.693)	(-1.980)
1999	-0.089**	-0.033	-0.109**
	(-3.124)	(-0.207)	(-2.538)
Mean	-0.036**	-0.047*	-0.039**
	(-5.243)	(-2.774)	(-4.285)

Table 11

Fama-MacBeth Regressions of Operating Measures on the Governance Index

This table gives the results of annual median (least absolute deviation) regressions for net profit margin, return on equity, and sales growth on the Governance Index, *G,* measured in the previous year, and *BM.* The calculation of *G* is described in Section II. Net profit margin is the ratio of income before extraordinary items available for common equity to sales; return on equity is the ratio of income before extraordinary items available for common equity to the sum of the book value of common equity and deferred taxes; *BM* is the log of the ratio of book value (the sum of book common equity and deferred taxes) in the previous fiscal year to size at the close of the previous calendar year. Each dependent variable is net of the industry median, which is calculated by matching the four-digit SIC codes of all firms in the CRSP-Compustat merged database in December of each year to the 48 industries designated by Fama and French (1997). The coefficients and *t*-statistics from each annual cross-sectional regression are reported in each row, and the time-series averages and time-series *t*-statistics are given in the last row. Constants are suppressed from the table. Significance at the five-percent and one-percent levels is indicated by * and **, respectively. All coefficients are multiplied by 1000.

	Net Profit Margin		Return on Equity		Sales Growth	
	G	*BM*	*G*	*BM*	*G*	*BM*
1991	-0.70	-40.7**	-1.19*	-84.8**	-2.30	-31.4**
	(-1.79)	(-26.6)	(-1.99)	(-36.3)	(-1.67)	(-5.8)
1992	-0.52	-42.0**	0.42	-89.5**	-1.43	-28.7**
	(-0.89)	(-17.8)	(0.69)	(-36.3)	(-1.35)	(-6.7)
1993	-0.76	-36.9**	-0.34	-86.3**	-3.35**	-17.8**
	(-1.57)	(-17.7)	(-0.43)	(-25.1)	(-2.87)	(-3.6)
1994	-0.83	-32.7**	-1.07	-89.6**	-2.71*	-17.2**
	(-1.71)	(-15.3)	(-1.75)	(-33.1)	(-2.45)	(-3.5)
1995	-0.72	-29.7**	-1.39	-87.4**	-0.89	-14.3*
	(-1.07)	(-10.4)	(-1.86)	(-27.3)	(-0.52)	(-2.0)
1996	-0.43	-32.3**	0.90	-95.2**	-2.44	-22.5**
	(-1.07)	(-19.6)	(1.38)	(-35.7)	(-1.76)	(-4.0)
1997	0.21	-33.3**	0.66	-95.6**	0.01	-21.7**
	(0.38)	(-14.5)	(0.82)	(-28.5)	(0.00)	(-3.2)
1998	-0.73	-35.9**	-1.28	-101.8**	-1.45	-12.5*
	(-1.16)	(-13.9)	(-1.27)	(-24.3)	(-0.97)	(-2.0)
1999	-1.27*	-36.5**	0.93	-91.8**	-0.52	-40.7**
	(-2.18)	(-18.7)	(1.11)	(-32.0)	(-0.27)	(-6.3)
Mean	-0.64**	-35.5**	-0.26	-91.3**	-1.68**	-23.0**
	(-4.86)	(-26.5)	(-0.79)	(-50.8)	(-4.56)	(-7.5)

Table 12
Fama-MacBeth Regressions of Investment Measures on the Governance Index

This table presents the results of annual median (least absolute deviation) regressions of CAPEX/assets and CAPEX/sales on the Governance Index, *G*, measured in the previous year, and *BM*. CAPEX is capital expenditures, and *BM* is the log of the ratio of book value (the sum of book common equity and deferred taxes) in the previous fiscal year to size at the close of the previous calendar year. Both dependent variables are net of the industry median, which is calculated by matching the four-digit SIC codes of all firms in the CRSP-Compustat merged database in December of each year to the 48 industries designated by Fama and French (1997). The coefficients and *t*-statistics from each annual cross-sectional regression are reported in each row, and the time-series averages and time-series *t*-statistics are given in the last row. Constants are suppressed from the table. Significance at the five-percent and one-percent levels is indicated by * and **, respectively. All coefficients are multiplied by 1000.

	CAPEX/Assets		CAPEX/Sales	
	G	*BM*	*G*	*BM*
1991	1.32**	-13.10**	0.70*	-8.24**
	(4.92)	(-12.59)	(2.23)	(-6.75)
1992	0.42	-10.63**	0.54	-4.56**
	(1.21)	(-7.68)	(1.53)	(-3.24)
1993	0.81*	-9.41**	0.09	-4.93**
	(2.19)	(-5.92)	(0.27)	(-3.38)
1994	0.51	-9.48**	-0.07	-3.72*
	(1.58)	(-6.64)	(-0.18)	(-2.26)
1995	0.35	-11.29**	0.32	-6.06**
	(0.91)	(-6.91)	(0.82)	(-3.64)
1996	0.75	-8.64**	0.31	-6.51**
	(1.95)	(-5.50)	(0.94)	(-4.81)
1997	0.74*	-13.63**	0.70	-5.61**
	(2.21)	(-9.77)	(1.77)	(-3.41)
1998	0.80*	-8.58**	0.37	-5.17**
	(2.14)	(-5.62)	(1.07)	(-3.62)
1999	-0.15	-6.66**	-0.32	-2.29
	(-0.40)	(-5.03)	(-0.85)	(-1.80)
Mean	0.62**	-10.16**	0.30*	-5.23**
	(4.57)	(-13.58)	(2.57)	(-9.26)

Table 13
Acquisitions Summary Statistics

This table presents summary statistics on acquisitions in the Shareholder and Management portfolios and in the entire sample. The data on acquisitions are from the SDC database. The Shareholder Portfolio is composed of all firms where the Governance Index, *G*, is 5 or smaller, and the Management Portfolio contains all firms where *G* is 14 or greater. The calculation of *G* is described in Section II. Acquisition Ratio is defined as the sum of the value of all corporate acquisitions during a calendar year scaled by the average of market value at the beginning and end of the year. The figures are in bold when the means from the Shareholder and Management Portfolios are significantly different from each other at the five-percent level.

	Average Number of Acquisitions			Average Acquisition Ratio		
	Shareholder Portfolio	Management Portfolio	All firms	Shareholder Portfolio	Management Portfolio	All firms
1991	0.37	0.55	0.64	0.82%	1.34%	1.96%
1992	0.41	0.69	0.65	1.22%	0.91%	2.65%
1993	0.55	0.72	0.81	1.65%	3.84%	2.56%
1994	0.57	0.98	0.93	2.03%	1.37%	2.94%
1995	**0.61**	**1.22**	1.14	3.62%	3.53%	4.42%
1996	**0.57**	**1.17**	1.07	**1.03%**	**8.14%**	4.76%
1997	**0.68**	**1.13**	1.10	4.06%	8.10%	5.10%
1998	1.13	1.59	1.36	4.09%	10.01%	6.93%
1999	0.90	1.33	1.10	6.49%	7.10%	6.46%
Mean	**0.64**	**1.04**	0.98	2.78%	4.93%	4.20%

Table 14

Fama-MacBeth Regressions of Acquisition Ratio on the Governance Index

This table presents annual Tobit regressions of the *Acquisition Ratio* on the Governance Index, *G*, measured in the previous year, *SIZE*, *BM*, and industry dummy variables. The calculation of *G* is described in Section II. *Acquisition Ratio* is defined as the sum of the value of all corporate acquisitions during a calendar year scaled by the average of market value at the beginning and end of the year. The data on acquisitions are from the SDC database. *SIZE* is the log of market capitalization at the end of the previous calendar year and *BM* is the log of the ratio of book value (the sum of book common equity and deferred taxes) in the previous fiscal year to size at the end of the previous calendar year. Industry dummy variables are created by matching the four-digit SIC codes of all firms in the CRSP-Compustat merged database in December of each year to the 48 industries designated by Fama and French (1997). The coefficients and asymptotic *z*-statistics from each annual cross-sectional regression are reported in each row, and the time-series averages and time-series *t*-statistics are given in the last row. The coefficients on the industry dummies are suppressed. Significance at the five-percent and one-percent levels is indicated by * and **, respectively. All coefficients are multiplied by 100.

	G	*SIZE*	*BM*
1991	0.51	4.20**	1.46
	(1.08)	(4.35)	(0.652)
1992	0.10	1.58	-1.86
	(0.20)	(1.49)	(-0.73)
1993	0.70	1.25	-0.87
	(1.26)	(1.10)	(-0.31)
1994	0.75	2.95**	-0.48
	(1.56)	(2.96)	(-0.19)
1995	0.41	3.17**	1.89
	(0.94)	(3.38)	(0.80)
1996	1.33*	5.83**	0.37
	(2.23)	(4.80)	(0.12)
1997	0.99*	6.00**	4.65
	(1.96)	(5.58)	(1.68)
1998	1.47	3.01*	-2.59
	(1.95)	(2.01)	(-0.69)
1999	0.84	9.01**	0.45
	(1.14)	(5.64)	(0.13)
Mean	0.79**	4.11**	0.34
	(5.45)	(5.01)	(0.46)

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

2100 McKinney Avenue, Suite 1100 Dallas, Texas 75201-6911
(214) 698-3100
www.gibsondunn.com

seigenbrodt@gibsondunn.com

January 17, 2003

Direct Dial
(214) 698-3174
Fax No.
(214) 571-2926

Client No.
C 88814-00048

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the Division of Corporation Finance (the "Division") on behalf of Sabre Holdings Corporation, a Delaware corporation (the "Corporation" or "Sabre"). The Corporation submitted a request for no-action relief to the Division on January 10, 2003 regarding its receipt of a shareholder proposal (the "Proposal") from John Chevedden (the "Proponent"). The Proposal requests that Sabre's Board of Directors (the "Board"): (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote.

In the Corporation's letter of January 10, 2003, a copy of which (without attachments) is enclosed, the Corporation indicated that its Board would be asked to approve a policy substantially implementing the Proposal. This letter is being submitted to inform the Division that the Corporation's Board unanimously approved the following policy of the Corporation in its meeting on January 14, 2003, in the form set forth in the January 10, 2003 letter. The full policy is set forth again below:

> **Stockholder rights plan (poison pill).** The Corporation does not currently have in place any stockholders rights plan (also known as a "poison pill"). The Board believes that it is appropriate to seek stockholder approval for the adoption of any poison pill. The Board may, in exercising its fiduciary responsibilities under the circumstances, approve the adoption of a poison pill before obtaining stockholder approval, subject to the

determination by a majority of the independent directors that such adoption would be in the best interests of the Corporation's stockholders in order to avoid the delay reasonably anticipated to obtain stockholder approval. The Corporation would seek stockholder approval at the next annual meeting for any poison pill adopted by the Board.

This policy will be part of Sabre's overall corporate governance guidelines. Therefore, we anticipate that it will be posted on Sabre's website once the proposed New York Stock Exchange rules regarding posting of corporate governance guidelines are finalized.

If the staff of the Division has any questions or comments regarding this letter or the filing, please contact me at (214) 698-3174, or James F. Brashear, Sabre's Corporate Secretary, at (682) 605-1551.

Pursuant to Rule 14a-8(i), we have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponent. Thank you for your consideration of these matters.

Sincerely,

Stanton P. Eigenbrodt /EAI

Stanton P. Eigenbrodt

Attachments

cc: James F. Brashear, Corporate Secretary, Sabre Holdings Corporation
John Chevedden

50167323_2.DOC

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

seigenbrodt@gibsondunn.com

January 10, 2003

Direct Dial
(214) 698-3174
Fax No.
(214) 571-2926

Client No.
C 88814-00048



SEC MAIL PROCESSING
RECEIVED
JAN 10 2003
WASH. D.C. 183 SECTION

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Sabre Holdings Corporation ("Sabre" or the "Corporation"), to omit from its proxy statement and form of proxy for Sabre's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and supporting statement (collectively, the "Proposal") received from Mr. John Chevedden (the "Proponent").

The Proposal requests that Sabre's Board of Directors (the "Board"): (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote. *See* Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of Sabre's intention to exclude the Proposal from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before Sabre intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission.

On behalf of our client, we hereby notify the Division of Corporation Finance of Sabre's intention to exclude the Proposal from the 2003 Proxy Materials on the bases set forth below. We respectfully request that the Staff concur in our view that the Proposal is excludable on the bases set forth below.

We believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(10), on the basis that Sabre has already substantially implemented the Proposal.

We also believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." *See also Dow Jones & Company, Inc.* (avail. Mar. 9, 2000) (permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). As set forth below, the Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive. In sum, the Proposal must be completely excluded due to the need for detailed and extensive editing to eliminate or revise its false and misleading statements. While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, we believe that if the Staff were to depart from the above statements in SLB 14 in responding to this letter, the Proposal nonetheless would have to be substantially revised pursuant to Rule 14a-8(i)(3) before it could be included in the 2003 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

The Proposal requests the Board to: (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote. Sabre's stockholders approved the same proposal at the 2002 Annual Meeting of Stockholders. Since Sabre has no rights plan in place, the Proposal (as was last year's) is essentially requesting that the Board consider seeking shareholder approval of any poison pill in the event that the Board were to adopt a poison pill in the future. Consequently, the only step Sabre can take to address the Proposal would be to adopt a policy statement acknowledging Sabre's plans in the event any poison pill were to be adopted in the future. Sabre will substantially implement the Proposal prior to this year's annual meeting.

To implement the request, the following policy is to be presented for approval by the Board on January 14, 2003, and we will supplementally notify the Staff upon the adoption of the following policy:

> **Stockholder rights plan (poison pill).** The Corporation does not currently have in place any stockholders rights plan (also known as a "poison pill"). The Board believes that it is appropriate to seek stockholder approval for the adoption of any poison pill. The Board may, in exercising its fiduciary responsibilities under the circumstances, approve the adoption of a poison pill before obtaining stockholder approval, subject to the determination by a majority of the independent directors that such adoption would be in the best interests of the Corporation's stockholders in order to avoid the delay reasonably anticipated to obtain stockholder approval. The Corporation would seek stockholder approval at the next annual meeting for any poison pill adopted by the Board.

Pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2003 Proxy Materials if Sabre "has substantially implemented the proposal." In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the company, and not necessarily implementation." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997). In addition, the Staff stated in 1983 amendments to the proxy rules that

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10)[1] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented."

---

[1] Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

The Proposal seeks the redemption of any outstanding poison pill, but Sabre has no poison pill outstanding. The Proposal also seeks shareholder approval of any extension of a pill, but Sabre has no poison pill to extend. Sabre does not currently have a shareholder rights plan in place. Therefore, the only relevant portion of the Proposal recommends that the Board not "adopt . . . any poison pill unless such adoption . . . has been submitted to a shareholder vote." Sabre's policy implements the Proposal, subject only to the fiduciary duty requirements of Delaware General Corporation Law.

We believe that the language in the Board's policy reserving the ability of the Board in the future, including requiring a vote of a majority of the non-employee directors, to implement a rights plan in the exercise of the Board's fiduciary duties merely makes explicit a qualification on the Board's ability to implement the Proposal that already exists under Delaware law. In Delaware, a corporation's board of directors has the authority to manage the corporation's business and affairs. *See, e.g., Paramount Communications , Inc. v. Time Inc.*, 571 A.2d 1140, 1150 (Del. 1990); *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985); 8 Del. C. § 141(a). As a result, efforts to restrict a board's ability to exercise its fiduciary duties in the context of a rights plan have been struck down by Delaware courts. *See Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998); *Carmody v. Toll Bros., Inc.*, 723 A.2d 1180 (Del. Ch. 1998). *See also Toys "R" Us, Inc.* (avail. April 9, 2002); *Atlas Air Worldwide Holdings, Inc.* (avail. April 5, 2002), in which the Staff has previously concurred that a company could exclude shareholder proposals that would require the company to take action with respect to a rights plan on the basis that the proposals interfered with the board's authority to manage the corporation, and thus violated Delaware law. In order to avoid legal challenges to the validity of the policy, the Board therefore has expressly preserved within the policy the ability of a future board of directors to fulfill its fiduciary duties. We believe that this provision assures that the Board has substantially implemented the Proposal to the fullest extent that it is able to do so under Delaware law. Therefore, the *proviso* in the policy adopted by the Board should be viewed as furthering the objective of implementing the Proposal, and not as a failure to substantially implement the Proposal. *See Masco Corp.* (avail. Mar. 29, 1999) and *General Motors* (avail. Mar. 4, 1996), in which the Staff previously has concurred that a proposal could be omitted from proxy materials under Rule 14a-8(i)(10) even though the proposal was not implemented exactly as proposed. Accordingly, we believe that Sabre may omit the Proposal in its entirety pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(3) Because the Proposal Is False and Misleading in Violation of Rule 14a-9.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed in Section II.B. below, the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in SLB 14, when substantial revisions and omissions are necessary, it is appropriate to exclude the entire proposal. In the

alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed in Section II.A. below.

A. FALSE AND/OR MISLEADING STATEMENTS IN THE PROPOSAL.

We believe that the following statements in the Proposal are false and/or misleading:

1. The Proponent Fails to Substantiate the Statement that "This topic won our 83%-yes vote," and such Statement is Otherwise Misleading.

The statement that "[t]his topic won our 83%-yes vote" is misleading for the following reasons:

a. The statement does not reflect when the vote was taken, and, therefore, it may be misinterpreted by the current stockholders to mean the stockholders have recently voted on the topic. The statement should be omitted to avoid confusion regarding the timing of any vote on the topic.

b. The use of the pronoun "our" may mislead the stockholders as to who voted on the topic. The statement that "[t]his topic won our 83%-yes vote" incorrectly implies that 83% of the current stockholders of Sabre voted yes on the topic. It is also misleading in that it suggests that 83% of all stockholders voted in favor of the provision. The 83% reflects only those stockholders who voted for the proposal as a percentage of all stockholders who actually submitted a vote either "For" or "Against" the proposal. The percentage does not reflect abstentions, broker non-votes, or other stockholders who did not vote. Accordingly, the use of "our" and the percentage cited in the Proposal misleads readers into thinking that 83% of all stockholders voted "For" the prior proposal. The statement must be deleted from the Proposal or modified in order to avoid any confusion.

2. The Reference to the October 7, 2002 *Business Week* Cover-Page Report is Irrelevant and Misleading.

a. The statement that "[s]hareholder resolutions should be binding according to *Business Week* in 'The Best & Worst Boards' cover-page report, October 7, 2002" is irrelevant to the Proposal. The Proposal is a recommendation that "[Sabre's] Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." A binding resolution on this topic is inconsistent with Delaware law. The Staff concurred in *Toys "R" Us, Inc.* (avail. April 9, 2002); *Atlas Air Worldwide Holdings, Inc.* (avail. April 5, 2002) that binding proposals with respect to shareholders rights plans interfered

with the board's authority to manage the corporation and violated Delaware law. A statement that shareholder resolutions should be binding is, therefore, irrelevant to a discussion of poison pills and is misleading. The statement must be deleted from the Proposal in order to avoid the confusing impression that the cover-page report is even tangentially related to the Proposal.

b. The statement that "[s]hareholder resolutions should be binding according to *Business Week* in 'The Best & Worst Boards' cover-page report, October 7, 2002" is a misleading attempt to convey that shareholder resolutions and whether or not they should be binding is the focus of the cover-page article, when, in fact, the statements in the article regarding shareholder resolutions are limited to only three sentences. *See* Exhibit B. The statement must be deleted from the Proposal in order to avoid any confusion that the focus of the cover-page report is the binding nature of stockholder proposals.

3. The Proponent Fails to Substantiate the Statement that "The 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002."

The Proponent fails to substantiate the statement that "[t]he 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002." As discussed above, the Proposal offers no support whatsoever for this statement, yet presents it as one of fact. Presenting an undocumented statistical figure as fact may lead stockholders to place undue reliance on such an unsupported statement, thereby materially misleading them.

Accordingly, the statement that "[t]he 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002." should be omitted, or the Proponent should identify, with supporting documentation, the source of this figure. *See Pharmacia Corp.* (avail. March 7, 2002); *Kimberly-Clark Corp.* (avail. February 1, 2002) (both no-action letters requiring the proponent to provide citations to support statement that stockholder right to vote on poison pills "achieved a 57% average yes-vote" from stockholders at 26 major companies in 2000).

4. The statement that "This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278." is irrelevant, misleading and violates Rule 14a-8(l).

The sentence referenced above is irrelevant to whether the shareholders should adopt the Proposal, and thus is potentially misleading. In addition, Rule 14a-8(l) provides that Sabre may, at its option, choose not to disclose Mr. Chevedden's name and address in the proxy statement, and instead may include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request therefor. To the extent Sabre must include the Proposal in its proxy statement, Sabre has chosen not to disclose Mr. Chevedden's name therein; consequently, this sentence should be deleted in its entirety.

5. References to the 2001 Harvard Business School Study Are Irrelevant, False and Misleading Because They Do Not Mirror the Focus and Text of the Study.

The first paragraph under the heading "Harvard Report" (Paragraph 3) is irrelevant, false and misleading for the following reasons:

a. The 2001 Harvard Business School Study (the "Study") is irrelevant to a discussion of poison pills, and the parenthetical reference to poison pills having been taken into account in the Study is a misleading attempt to hide the actual focus of the Study. As the Proponent correctly states, the Study concerns the relationship between a hypothetical governance index and company value. The adoption of a poison pill by a company was but one of 24 factors that comprised the governance index, and it is impossible to associate one isolated factor with the index as a whole. *See* Exhibit C. The paragraph must be deleted from the Proposal in order to avoid any confusion that the Study is even tangentially related to the Proposal.

b. The Study directly contradicts the Proponent's inference that poison pills have a negative impact on company value. In their discussion of poison pills, the authors of the Study state that: "it is clear that poison pills give current management some additional power to resist the control action of large shareholders. If management uses this power judiciously, then it could possibly lead to an overall increase in shareholder wealth." Exhibit C, p. 11. Therefore, citing the Study as a supporting statement for requiring stockholder approval of poison pills, however indirect the reference, is false and misleading in violation of Rule 14a-9 given the text and findings of the Study's authors. This entire paragraph referencing the Study must be deleted and the accompanying heading "Harvard Report" must be deleted as well for the same reasons.

c. If, notwithstanding the foregoing basis for exclusion, the Staff permits the Study to remain in the Proposal, a proper citation is required as it would be misleading to reference the Study without providing stockholders with the ability to locate the Study so that they could read the complete text. Without a proper citation allowing stockholders to conduct an independent review of the Study, the reference to the Study is misleading and should be omitted in its entirety.

6. The Statements Regarding Views on Corporate Governance Are Irrelevant, Unsubstantiated and Misleading.

In the second paragraph under the "Harvard Report" heading, the Proponent makes the statements that "[s]ome believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company." Such statements are irrelevant, false and misleading, as the Proponent has established no connection between good governance and poison pills. It would be a violation of the proxy rules for the Proponent to

establish a negative correlation between poison pills and good governance by merely including unsubstantiated statements regarding the effects of good governance that have nothing to do with poison pills. In addition, the Proponent does not provide a citation or support for "some" and "others" whose beliefs he allegedly summarizes. Without such support, these statements are merely uncorroborated opinion presented as fact in direct violation of the proxy rules. Therefore, the paragraph containing these statements should be omitted in its entirety as misleading to stockholders.

7. The Proponent Fails to Support Adequately the Statements under "Challenges Faced by our Company," and the Statements Are Irrelevant, False and Misleading.

The Proposal makes, but fails to support, any of the following statements:

a. "Shareholders believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have input on any poison pill considered by our company."

b. "Sabre cut its outlook citing a tepid travel industry."

c. "Slowing economies in major companies has a negative impact."

d. "The travel slump continues longer than Sabre thought."

e. "New cost structure for online ticket bookings are reducing Sabre commissions."

f. "Major carrie[r]s, led by American and United, are aggressively cutting costs including the fees that Sabre charge the airlines for bookings."

The Proposal offers no support whatsoever for any of these statements, yet presents each statement as one of fact. Presenting an undocumented statement as fact may lead stockholders to place undue reliance on such an unsupported statement, thereby materially misleading them. Accordingly, each of these statements should be omitted, or the Proponent should provide support for the accuracy of each statement.

In addition, the Proponent offers no correlation whatsoever as to why these statements have any bearing on adopting a poison pill. Consequently, these statements are irrelevant and should be excluded.

8. The Proponent Fails to Support Adequately the Statements under "Council of Institutional Investors Recommendation," and the Statements May be False or Misleading.

a. The Proposal fails to support its conclusion that the Council on Institutional Investors (the "Council") "called for shareholder approval of poison pills." The Proposal claims to support this statement by referring stockholders to the Council website at www.cii.org. The Proposal does not cite a specific reference or publication that supports the statement that the Council supports stockholder approval of poison pills. It is also misleading to provide stockholders with a statement that does not have a temporal reference so that stockholders can understand the context and marketplace conditions existing at the time of the statement and whether the Council still holds such a position.

b. The Proposal fails to support its statement that "[t]he Corporate Library www.thecorporatelibrary.com also includes information on [shareholder approvals of poison pills]." In addition, by including the statement that the Corporate Library "also includes information on this topic," the Proponent is improperly inferring that the Corporate Library contains information calling for shareholder approval of poison pills, without adequately supporting such inference. The Proposal does not cite a specific reference or publication that supports the statement that the Corporate Library includes information on shareholder approvals of poison pills.

The Staff previously has found that references to Internet addresses and/or websites are excludable and may be omitted from proposals or supporting statements if the information contained in such website "may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." SLB 14 at F.1 (avail. July 13, 2001). *See, e.g., AMR Corporation* (avail. Apr. 3, 2001) (requiring the proponent, who is the Proponent's representative for issues pertaining to the Proposal, to delete the same website address included in the Proposal); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998); and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998). It is appropriate to exclude the website references and the statements that the Council has "called for shareholder approval of poison pills" and the Corporate Library "also includes information on this topic" because the references to the websites are vague, almost every piece of information located on the websites is irrelevant to the Proposal, and false or misleading statements could be incorporated into the websites at any time.

Each of these statements reference an entire website. Stockholders who visit either site may be unable to determine which of the many pages on the site might support the applicable statement made in the Proposal and will be exposed to vast amounts of irrelevant information in the process. Moreover, the citations are to a third-party websites whose content cannot be regulated and is subject to change at any time. Therefore, false and/or misleading statements could be incorporated into either website once the proxy materials are mailed to Sabre's

stockholders. Accordingly, for these and the other reasons set forth in this paragraph 8, each of these statements should be deleted.

9. The Proponent Fails to Substantiate the Statement that "In Recent Years, Various Companies Have Been Willing to Redeem Existing Poison Pills or Seek Shareholder Approval for Their Poison Pill."

The claim in the Proposal that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" (Paragraph 7) is an uncorroborated opinion presented as fact. This unsubstantiated statement about "various companies" in "recent years" may lead stockholders to assume that this particular proposal has been commonly adopted at other companies over many years.

The Staff has previously required proponents to substantiate the identity of such "various companies." *See Boeing Company* (avail. February 7, 2001) (requiring the proponent to provide citations to "many institutional investors" before such reference could be included in a proposal); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included in a proposal). Therefore, the statement that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" should be omitted, or the Proponent should identify, with supporting documentation, the factual support for this statement.

10. The Proponent Fails to Substantiate the Statement that "This Includes Columbia/HCA, McDermott International and Airborne, Inc." and the Statement Is Irrelevant and Misleading.

The claim in the Proposal that "[t]his includes Columbia/HCA, McDermott International and Airborne, Inc." is an unsubstantiated statement presented as fact. Without a proper citation, this uncorroborated statement may lead stockholders to assume that this particular proposal has been adopted by these three companies in recent years. This statement should be omitted, or the Proponent should provide supporting documentation. *See also Dow Holdings Corp.* (avail. March 18, 2002); *American Electric Power Co., Inc.* (avail. January 16, 2002).

Additionally, there is no basis upon which to conclude that actions at other companies, in different industries, with different histories and profiles are relevant to the Proposal. Inclusion of this type of irrelevant information, especially under a heading entitled "Council of Institutional Investors Recommendation" which is unrelated to the statement itself, will only mislead stockholders on the question of whether the Proposal is appropriate in the current circumstance. *See Exxon Mobil Corp.* (avail. March 22, 2002) (deleting references to success of stockholder right to vote resolutions at other companies). As a result, the statement that "this includes Columbia/HCA, McDermott International and Airborne, Inc." should be deleted, or the Proponent should identify, with supporting documentation, the source of this statement.

11. **The Proposal Contains Inaccurate Factual References to an Existing Rights Plan When One Does Not Exist**

The Proposal refers to shareholder approval of "any poison pill now in effect." In fact, Sabre does not currently have any rights plan in place. That Proposal is therefore misleading, and must be revised to indicate that it applies only to any rights plan that might be proposed in the future.

The Proposal refers to shareholder approval to "extend any poison pill." This statement is misleading, because Sabre does not currently have any rights plan in place so there is no plan to be extended. This statement must be revised to indicate that it applies only to any rights plan that might be proposed in the future.

B. THE EXTENSIVE NUMBER OF OMISSIONS AND REVISIONS REQUIRED TO THE PROPOSAL RENDER IT FALSE AND MISLEADING AS A WHOLE.

SLB 14 states that "[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." Nevertheless, it is the Staff's practice to permit proponents to "make revisions that are minor in nature and do not alter the substance of the proposal" to deal with proposals that "contain some relatively minor defects that are easily corrected." In SLB 14, the Staff announced that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In this regard, the Staff indicated that it is not beneficial to devote its resources to "detailed and extensive edits."

The instant Proposal is a prime example of the situation identified above where "extensive editing" of the Proposal is necessary to bring it "into compliance with the proxy rules." Because of the extensive deletions and revisions necessary to correct the numerous unsubstantiated false and misleading statements, and the lack of substance remaining when those statements are removed, we believe it is necessary and proper under the proxy rules to exclude the Proposal in its entirety from the 2003 Proxy Materials.

If the statements outlined in Section II.A. above are omitted or revised, only one of the seven paragraphs in support of the Proposal would remain intact: your concurrence with our analysis would cause the Proponent to revise the Proposal, delete or revise five paragraphs in their entirety, delete or revise portions of one other paragraph, and revise the subheading of the Proposal, leaving only one remaining paragraph intact. The revision of the Proposal and elimination or revision of the subheading along with almost all of the words supporting the Proposal is "the type of extensive editing" that SLB 14 indicates is justification for excluding an entire proposal as materially false or misleading. Accordingly, we respectfully request the Staff's concurrence that the entire Proposal may be omitted.

In addition to the Staff's position set forth in SLB 14, the Staff has consistently permitted the exclusion of proposals that are vague and indefinite in violation of Rule 14a-8(i)(3). *See also Northeast Utilities Service Co.* (avail. Jan. 19, 2000); *Dow Jones & Company, Inc.* (avail. Mar. 9, 2000); *Tri-Continental Corp.* (avail. March 14, 2000) (each no-action letter permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). If the provisions listed in Section II.A. above are omitted or revised, the original proposal and the lone supporting statement that is not deleted or revised would be so disconnected and unsupported by substantive arguments that the Proposal would be vague and misleading in direct contravention of the proxy rules. Therefore, the Proposal should be completely excluded from the 2003 Proxy Materials.

Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

We are aware of instances where the Proponent has submitted revised statements that resulted in the proposal and supporting statement as a whole exceeding the 500-word limit set forth in Rule 14a-8(d). Therefore, in the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by Sabre if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Sabre is attempting to finalize its proxy statement.

* * *

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Sabre excludes the Proposal from the 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (214) 698-3174, or

James F. Brashear, Sabre's Corporate Secretary, at (682) 605-1551, if we can be of any further assistance in this matter.

Sincerely,

Stanton P. Eigenbrodt / EAI

Stanton P. Eigenbrodt

Attachments

cc: James F. Brashear, Corporate Secretary, Sabre Holdings Corporation
John Chevedden

50163879_7.DOC

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

2100 McKinney Avenue, Suite 1100, Dallas, Texas 75201
(214) 698-3100
www.gibsondunn.com
seigenbrodt@gibsondunn.com

March 7, 2003

Direct Dial
(214) 698-3174

Fax No.
(214) 571-2926

Client Matter No.
C 88814-00048

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8



Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the Division of Corporation Finance (the "Division") on behalf of Sabre Holdings Corporation, a Delaware corporation (the "Corporation" or "Sabre"). The Corporation submitted a request for no-action relief to the Division on January 10, 2003 regarding its receipt of a shareholder proposal (the "Proposal") from John Chevedden (the "Proponent"). The Proposal requests that Sabre's Board of Directors (the "Board"): (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote.

In the Corporation's letter of January 10, 2003, a copy of which (without attachments) is enclosed, the Corporation indicated that its Board would be asked to approve a policy substantially implementing the Proposal. On January 17, 2003, Sabre supplementally informed the Division that the following policy (the "Policy") had been unanimously approved by Sabre's Board:

> **Stockholder rights plan (poison pill).** The Corporation does not currently have in place any stockholders rights plan (also known as a "poison pill"). The Board believes that it is appropriate to seek stockholder approval for the adoption of any poison pill. The Board may, in exercising its fiduciary responsibilities under the circumstances, approve the adoption of a poison pill before obtaining stockholder approval, subject to the determination by a majority of the independent directors that such adoption would be in

the best interests of the Corporation's stockholders in order to avoid the delay reasonably anticipated to obtain stockholder approval. The Corporation would seek stockholder approval at the next annual meeting for any poison pill adopted by the Board.

A copy of Sabre's January 17, 2003 letter is also attached. By letters dated January 17 and January 24, 2003 (copies of which are attached), the Proponent raised various objections to Sabre's January 10, 2003 letter, including objections to the fact that Sabre has substantially implemented the Proposal. While we do not think it necessary to engage in a point by point rebuttal of Proponent's letters, we would like to respond to Proponent's comments related to Sabre's substantial implementation of the Proposal.

In his January 17 letter, Proponent states the following:

> **Not Substantially Implemented**
>
> The company adopted a policy with a trap-door:
> Under this policy the company is free to adopt a pill under any vague "best interests" of stockholders. The company does not specify whether "stockholders" is intended to include all stockholders or an insider stockholder group.
>
> **Circular Policy?**
>
> This substitute company policy could be largely moot because it can apparently be reversed in three months without a shareholder vote. It can probably be reversed with a conference call.
>
> The company may be attempting to set a precedent that this established proposal topic can be suppressed by a circular policy that rotates in a weak poison pill policy any year in which a related shareholder proposal topic is submitted. And then rotates the policy out three months later.

Proponent's characterizations of the Policy as "having a trap-door" and as "weak" completely ignore the fact that, as stated in my letter of January 10, 2003, the only exception to the requirement of obtaining shareholder approval prior to adoption of a poison pill is that the Policy reserves a current or future Board's ability to implement a plan in the exercise of the Board's fiduciary duties. In addition, in such a situation, a majority of Sabre's independent directors would have to find that implementation of a rights plan in the exercise of the Board's fiduciary duties is in the best interests of all stockholders of the Corporation.

Moreover, as I stated in the Corporation's letter of January 10, 2003, Sabre cannot go any further in adopting a policy related to poison pills without risking the validity of the Policy under Delaware law. The board of directors of a Delaware corporation, such as Sabre, cannot act in a manner that would prevent them from exercising their fiduciary duties. In addition, a current board cannot adopt a policy that restricts a future board's ability to exercise its fiduciary duties. *See ACE Ltd. v. Capital Re Corp.*, 747 A.2d 95, 105 (Del. Ch. 1999) ("[t]o the extent that a contract, or a provision thereof, purports to require a board to act or not to act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable") (*quoting Paramount Communications, Inc. v. QVC Network, Inc.*, 637 A.2d 34, 51 (Del. 1994)). As a result, whether or not the "fiduciary out" is stated explicitly in a policy respecting shareholder voting on poison pills, it is inherent in any policy adopted by a Delaware board of directors that such a policy cannot prevent a future board from altering or repealing that policy if it believes it is required to do so in the exercise of its fiduciary duties.

Mr. Chevedden has previously proposed to constrain the fiduciary discretion of a Delaware board under a formulation of the poison pill proposal as a binding bylaw that could not be amended without shareholder approval. In those circumstances, the Staff acknowledged that such a binding bylaw provision impermissibly restricts the powers of a corporation's board of directors under Delaware law. The Staff indicated that no action would be taken against the company for excluding such a proposal. *See General Dynamics Corporation* (avail. Mar. 5, 2001). This situation is analogous because Mr. Chevedden apparently would have Sabre adopt a formulation of his new proposal that would impermissibly constrain the board's discretion under Delaware law.

Moreover, the staff of the Division recently allowed Bank of America to exclude, on the basis that it was substantially implemented, a proposal from Mr. Chevedden that is identical to the Proposal presented to Sabre. The Board of Directors of Bank of America adopted by resolution a policy stating that it would submit a poison pill to a vote of its stockholders, and that such poison pill would not be effective without the affirmative vote of a majority of the votes cast by the stockholders entitled to vote. *Bank of America Corporation (avail. Feb. 18, 2003).* The difference between the policies is that Sabre's policy makes explicit what we believe is required by Delaware law; namely, that as explained above the actions of a board of directors cannot prevent it or a future board from complying with their fiduciary duties. If a court were to determine that there is no such fiduciary duty, then the qualification provided in the Sabre policy would be of no effect; in either case, the Sabre policy and Bank of America policy therefore operate identically.

In addition, by arguing in his January 17, 2003 response that the Policy sets a precedent, the Proponent himself admits that the Policy makes his Proposal moot.

Finally, in his January 24, 2003 letter, Mr. Chevedden alleges that the Policy has not in fact been adopted by Sabre's Board. I have attached a Secretary's Certificate from Sabre attesting to the adoption of the policy.

Please note that our decision not to respond to the balance of Proponent's letters should not be interpreted to mean that we agree with him on any of the additional points Proponent attempts to make. We continue to believe that the Proposal should be completely excluded from Sabre's proxy materials for 2003 because (1) the Proposal has been substantially implemented, and (2) the Proposal as a whole is false and misleading in violation of Rule 14a-9.

If the staff of the Division has any questions or comments regarding this letter or the filing, please contact me at (214) 698-3174, or James F. Brashear, Sabre's Corporate Secretary, at (682) 605-1551.

Pursuant to Rule 14a-8(i), we have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponent. Thank you for your consideration of these matters.

Sincerely,

Stanton P. Eigenbrodt /Emo

Stanton P. Eigenbrodt

Attachments

cc: James F. Brashear, Corporate Secretary, Sabre Holdings Corporation
John Chevedden

50168632_6.DOC

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

seigenbrodt@gibsondunn.com

January 10, 2003

Direct Dial
(214) 698-3174
Fax No.
(214) 571-2926

Client No.
C 88814-00048


SEC MAIL PROCESSING
RECEIVED
JAN 1 0 2003
WASH. D.C.
183
SECTION

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Sabre Holdings Corporation ("Sabre" or the "Corporation"), to omit from its proxy statement and form of proxy for Sabre's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and supporting statement (collectively, the "Proposal") received from Mr. John Chevedden (the "Proponent").

The Proposal requests that Sabre's Board of Directors (the "Board"): (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote. *See* Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of Sabre's intention to exclude the Proposal from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before Sabre intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission.

On behalf of our client, we hereby notify the Division of Corporation Finance of Sabre's intention to exclude the Proposal from the 2003 Proxy Materials on the bases set forth below. We respectfully request that the Staff concur in our view that the Proposal is excludable on the bases set forth below.

We believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(10), on the basis that Sabre has already substantially implemented the Proposal.

We also believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." *See also Dow Jones & Company, Inc.* (avail. Mar. 9, 2000) (permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). As set forth below, the Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive. In sum, the Proposal must be completely excluded due to the need for detailed and extensive editing to eliminate or revise its false and misleading statements. While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, we believe that if the Staff were to depart from the above statements in SLB 14 in responding to this letter, the Proposal nonetheless would have to be substantially revised pursuant to Rule 14a-8(i)(3) before it could be included in the 2003 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

The Proposal requests the Board to: (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote. Sabre's stockholders approved the same proposal at the 2002 Annual Meeting of Stockholders. Since Sabre has no rights plan in place, the Proposal (as was last year's) is essentially requesting that the Board consider seeking shareholder approval of any poison pill in the event that the Board were to adopt a poison pill in the future. Consequently, the only step Sabre can take to address the Proposal would be to adopt a policy statement acknowledging Sabre's plans in the event any poison pill were to be adopted in the future. Sabre will substantially implement the Proposal prior to this year's annual meeting.

To implement the request, the following policy is to be presented for approval by the Board on January 14, 2003, and we will supplementally notify the Staff upon the adoption of the following policy:

> **Stockholder rights plan (poison pill).** The Corporation does not currently have in place any stockholders rights plan (also known as a "poison pill"). The Board believes that it is appropriate to seek stockholder approval for the adoption of any poison pill. The Board may, in exercising its fiduciary responsibilities under the circumstances, approve the adoption of a poison pill before obtaining stockholder approval, subject to the determination by a majority of the independent directors that such adoption would be in the best interests of the Corporation's stockholders in order to avoid the delay reasonably anticipated to obtain stockholder approval. The Corporation would seek stockholder approval at the next annual meeting for any poison pill adopted by the Board.

Pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2003 Proxy Materials if Sabre "has substantially implemented the proposal." In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the company, and not necessarily implementation." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997). In addition, the Staff stated in 1983 amendments to the proxy rules that

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10)[1] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented."

---

[1] Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

The Proposal seeks the redemption of any outstanding poison pill, but Sabre has no poison pill outstanding. The Proposal also seeks shareholder approval of any extension of a pill, but Sabre has no poison pill to extend. Sabre does not currently have a shareholder rights plan in place. Therefore, the only relevant portion of the Proposal recommends that the Board not "adopt . . . any poison pill unless such adoption . . . has been submitted to a shareholder vote." Sabre's policy implements the Proposal, subject only to the fiduciary duty requirements of Delaware General Corporation Law.

We believe that the language in the Board's policy reserving the ability of the Board in the future, including requiring a vote of a majority of the non-employee directors, to implement a rights plan in the exercise of the Board's fiduciary duties merely makes explicit a qualification on the Board's ability to implement the Proposal that already exists under Delaware law. In Delaware, a corporation's board of directors has the authority to manage the corporation's business and affairs. *See, e.g., Paramount Communications , Inc. v. Time Inc.*, 571 A.2d 1140, 1150 (Del. 1990); *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985); 8 Del. C. § 141(a). As a result, efforts to restrict a board's ability to exercise its fiduciary duties in the context of a rights plan have been struck down by Delaware courts. *See Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998); *Carmody v. Toll Bros., Inc.*, 723 A.2d 1180 (Del. Ch. 1998). *See also Toys "R" Us, Inc.* (avail. April 9, 2002); *Atlas Air Worldwide Holdings, Inc.* (avail. April 5, 2002), in which the Staff has previously concurred that a company could exclude shareholder proposals that would require the company to take action with respect to a rights plan on the basis that the proposals interfered with the board's authority to manage the corporation, and thus violated Delaware law. In order to avoid legal challenges to the validity of the policy, the Board therefore has expressly preserved within the policy the ability of a future board of directors to fulfill its fiduciary duties. We believe that this provision assures that the Board has substantially implemented the Proposal to the fullest extent that it is able to do so under Delaware law. Therefore, the *proviso* in the policy adopted by the Board should be viewed as furthering the objective of implementing the Proposal, and not as a failure to substantially implement the Proposal. *See Masco Corp.* (avail. Mar. 29, 1999) and *General Motors* (avail. Mar. 4, 1996), in which the Staff previously has concurred that a proposal could be omitted from proxy materials under Rule 14a-8(i)(10) even though the proposal was not implemented exactly as proposed. Accordingly, we believe that Sabre may omit the Proposal in its entirety pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(3) Because the Proposal Is False and Misleading in Violation of Rule 14a-9.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed in Section II.B. below, the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in SLB 14, when substantial revisions and omissions are necessary, it is appropriate to exclude the entire proposal. In the

alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed in Section II.A. below.

A. FALSE AND/OR MISLEADING STATEMENTS IN THE PROPOSAL.

We believe that the following statements in the Proposal are false and/or misleading:

1. The Proponent Fails to Substantiate the Statement that "This topic won our 83%-yes vote," and such Statement is Otherwise Misleading.

The statement that "[t]his topic won our 83%-yes vote" is misleading for the following reasons:

a. The statement does not reflect when the vote was taken, and, therefore, it may be misinterpreted by the current stockholders to mean the stockholders have recently voted on the topic. The statement should be omitted to avoid confusion regarding the timing of any vote on the topic.

b. The use of the pronoun "our" may mislead the stockholders as to who voted on the topic. The statement that "[t]his topic won our 83%-yes vote" incorrectly implies that 83% of the current stockholders of Sabre voted yes on the topic. It is also misleading in that it suggests that 83% of all stockholders voted in favor of the provision. The 83% reflects only those stockholders who voted for the proposal as a percentage of all stockholders who actually submitted a vote either "For" or "Against" the proposal. The percentage does not reflect abstentions, broker non-votes, or other stockholders who did not vote. Accordingly, the use of "our" and the percentage cited in the Proposal misleads readers into thinking that 83% of all stockholders voted "For" the prior proposal. The statement must be deleted from the Proposal or modified in order to avoid any confusion.

2. The Reference to the October 7, 2002 *Business Week* Cover-Page Report is Irrelevant and Misleading.

a. The statement that "[s]hareholder resolutions should be binding according to *Business Week* in 'The Best & Worst Boards' cover-page report, October 7, 2002" is irrelevant to the Proposal. The Proposal is a recommendation that "[Sabre's] Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." A binding resolution on this topic is inconsistent with Delaware law. The Staff concurred in *Toys "R" Us, Inc.* (avail. April 9, 2002); *Atlas Air Worldwide Holdings, Inc.* (avail. April 5, 2002) that binding proposals with respect to shareholders rights plans interfered

with the board's authority to manage the corporation and violated Delaware law. A statement that shareholder resolutions should be binding is, therefore, irrelevant to a discussion of poison pills and is misleading. The statement must be deleted from the Proposal in order to avoid the confusing impression that the cover-page report is even tangentially related to the Proposal.

b. The statement that "[s]hareholder resolutions should be binding according to *Business Week* in 'The Best & Worst Boards' cover-page report, October 7, 2002" is a misleading attempt to convey that shareholder resolutions and whether or not they should be binding is the focus of the cover-page article, when, in fact, the statements in the article regarding shareholder resolutions are limited to only three sentences. *See* Exhibit B. The statement must be deleted from the Proposal in order to avoid any confusion that the focus of the cover-page report is the binding nature of stockholder proposals.

3. **The Proponent Fails to Substantiate the Statement that "The 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002."**

The Proponent fails to substantiate the statement that "[t]he 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002." As discussed above, the Proposal offers no support whatsoever for this statement, yet presents it as one of fact. Presenting an undocumented statistical figure as fact may lead stockholders to place undue reliance on such an unsupported statement, thereby materially misleading them.

Accordingly, the statement that "[t]he 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002." should be omitted, or the Proponent should identify, with supporting documentation, the source of this figure. *See Pharmacia Corp.* (avail. March 7, 2002); *Kimberly-Clark Corp.* (avail. February 1, 2002) (both no-action letters requiring the proponent to provide citations to support statement that stockholder right to vote on poison pills "achieved a 57% average yes-vote" from stockholders at 26 major companies in 2000).

4. **The statement that "This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278." is irrelevant, misleading and violates Rule 14a-8(l).**

The sentence referenced above is irrelevant to whether the shareholders should adopt the Proposal, and thus is potentially misleading. In addition, Rule 14a-8(l) provides that Sabre may, at its option, choose not to disclose Mr. Chevedden's name and address in the proxy statement, and instead may include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request therefor. To the extent Sabre must include the Proposal in its proxy statement, Sabre has chosen not to disclose Mr. Chevedden's name therein; consequently, this sentence should be deleted in its entirety.

5. References to the 2001 Harvard Business School Study Are Irrelevant, False and Misleading Because They Do Not Mirror the Focus and Text of the Study.

The first paragraph under the heading "Harvard Report" (Paragraph 3) is irrelevant, false and misleading for the following reasons:

a. The 2001 Harvard Business School Study (the "Study") is irrelevant to a discussion of poison pills, and the parenthetical reference to poison pills having been taken into account in the Study is a misleading attempt to hide the actual focus of the Study. As the Proponent correctly states, the Study concerns the relationship between a hypothetical governance index and company value. The adoption of a poison pill by a company was but one of 24 factors that comprised the governance index, and it is impossible to associate one isolated factor with the index as a whole. *See* Exhibit C. The paragraph must be deleted from the Proposal in order to avoid any confusion that the Study is even tangentially related to the Proposal.

b. The Study directly contradicts the Proponent's inference that poison pills have a negative impact on company value. In their discussion of poison pills, the authors of the Study state that: "it is clear that poison pills give current management some additional power to resist the control action of large shareholders. If management uses this power judiciously, then it could possibly lead to an overall increase in shareholder wealth." Exhibit C, p. 11. Therefore, citing the Study as a supporting statement for requiring stockholder approval of poison pills, however indirect the reference, is false and misleading in violation of Rule 14a-9 given the text and findings of the Study's authors. This entire paragraph referencing the Study must be deleted and the accompanying heading "Harvard Report" must be deleted as well for the same reasons.

c. If, notwithstanding the foregoing basis for exclusion, the Staff permits the Study to remain in the Proposal, a proper citation is required as it would be misleading to reference the Study without providing stockholders with the ability to locate the Study so that they could read the complete text. Without a proper citation allowing stockholders to conduct an independent review of the Study, the reference to the Study is misleading and should be omitted in its entirety.

6. The Statements Regarding Views on Corporate Governance Are Irrelevant, Unsubstantiated and Misleading.

In the second paragraph under the "Harvard Report" heading, the Proponent makes the statements that "[s]ome believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company." Such statements are irrelevant, false and misleading, as the Proponent has established no connection between good governance and poison pills. It would be a violation of the proxy rules for the Proponent to

establish a negative correlation between poison pills and good governance by merely including unsubstantiated statements regarding the effects of good governance that have nothing to do with poison pills. In addition, the Proponent does not provide a citation or support for "some" and "others" whose beliefs he allegedly summarizes. Without such support, these statements are merely uncorroborated opinion presented as fact in direct violation of the proxy rules. Therefore, the paragraph containing these statements should be omitted in its entirety as misleading to stockholders.

7. The Proponent Fails to Support Adequately the Statements under "Challenges Faced by our Company," and the Statements Are Irrelevant, False and Misleading.

The Proposal makes, but fails to support, any of the following statements:

a. "Shareholders believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have input on any poison pill considered by our company."

b. "Sabre cut its outlook citing a tepid travel industry."

c. "Slowing economies in major companies has a negative impact."

d. "The travel slump continues longer than Sabre thought."

e. "New cost structure for online ticket bookings are reducing Sabre commissions."

f. "Major carrie[r]s, led by American and United, are aggressively cutting costs including the fees that Sabre charge the airlines for bookings."

The Proposal offers no support whatsoever for any of these statements, yet presents each statement as one of fact. Presenting an undocumented statement as fact may lead stockholders to place undue reliance on such an unsupported statement, thereby materially misleading them. Accordingly, each of these statements should be omitted, or the Proponent should provide support for the accuracy of each statement.

In addition, the Proponent offers no correlation whatsoever as to why these statements have any bearing on adopting a poison pill. Consequently, these statements are irrelevant and should be excluded.

8. The Proponent Fails to Support Adequately the Statements under "Council of Institutional Investors Recommendation," and the Statements May be False or Misleading.

a. The Proposal fails to support its conclusion that the Council on Institutional Investors (the "Council") "called for shareholder approval of poison pills." The Proposal claims to support this statement by referring stockholders to the Council website at www.cii.org. The Proposal does not cite a specific reference or publication that supports the statement that the Council supports stockholder approval of poison pills. It is also misleading to provide stockholders with a statement that does not have a temporal reference so that stockholders can understand the context and marketplace conditions existing at the time of the statement and whether the Council still holds such a position.

b. The Proposal fails to support its statement that "[t]he Corporate Library www.thecorporatelibrary.com also includes information on [shareholder approvals of poison pills]." In addition, by including the statement that the Corporate Library "also includes information on this topic," the Proponent is improperly inferring that the Corporate Library contains information calling for shareholder approval of poison pills, without adequately supporting such inference. The Proposal does not cite a specific reference or publication that supports the statement that the Corporate Library includes information on shareholder approvals of poison pills.

The Staff previously has found that references to Internet addresses and/or websites are excludable and may be omitted from proposals or supporting statements if the information contained in such website "may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." SLB 14 at F.1 (avail. July 13, 2001). *See, e.g., AMR Corporation* (avail. Apr. 3, 2001) (requiring the proponent, who is the Proponent's representative for issues pertaining to the Proposal, to delete the same website address included in the Proposal); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998); and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998). It is appropriate to exclude the website references and the statements that the Council has "called for shareholder approval of poison pills" and the Corporate Library "also includes information on this topic" because the references to the websites are vague, almost every piece of information located on the websites is irrelevant to the Proposal, and false or misleading statements could be incorporated into the websites at any time.

Each of these statements reference an entire website. Stockholders who visit either site may be unable to determine which of the many pages on the site might support the applicable statement made in the Proposal and will be exposed to vast amounts of irrelevant information in the process. Moreover, the citations are to a third-party websites whose content cannot be regulated and is subject to change at any time. Therefore, false and/or misleading statements could be incorporated into either website once the proxy materials are mailed to Sabre's

stockholders. Accordingly, for these and the other reasons set forth in this paragraph 8, each of these statements should be deleted.

9. The Proponent Fails to Substantiate the Statement that "In Recent Years, Various Companies Have Been Willing to Redeem Existing Poison Pills or Seek Shareholder Approval for Their Poison Pill."

The claim in the Proposal that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" (Paragraph 7) is an uncorroborated opinion presented as fact. This unsubstantiated statement about "various companies" in "recent years" may lead stockholders to assume that this particular proposal has been commonly adopted at other companies over many years.

The Staff has previously required proponents to substantiate the identity of such "various companies." *See Boeing Company* (avail. February 7, 2001) (requiring the proponent to provide citations to "many institutional investors" before such reference could be included in a proposal); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included in a proposal). Therefore, the statement that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" should be omitted, or the Proponent should identify, with supporting documentation, the factual support for this statement.

10. The Proponent Fails to Substantiate the Statement that "This Includes Columbia/HCA, McDermott International and Airborne, Inc." and the Statement Is Irrelevant and Misleading.

The claim in the Proposal that "[t]his includes Columbia/HCA, McDermott International and Airborne, Inc." is an unsubstantiated statement presented as fact. Without a proper citation, this uncorroborated statement may lead stockholders to assume that this particular proposal has been adopted by these three companies in recent years. This statement should be omitted, or the Proponent should provide supporting documentation. *See also Dow Holdings Corp.* (avail. March 18, 2002); *American Electric Power Co., Inc.* (avail. January 16, 2002).

Additionally, there is no basis upon which to conclude that actions at other companies, in different industries, with different histories and profiles are relevant to the Proposal. Inclusion of this type of irrelevant information, especially under a heading entitled "Council of Institutional Investors Recommendation" which is unrelated to the statement itself, will only mislead stockholders on the question of whether the Proposal is appropriate in the current circumstance. *See Exxon Mobil Corp.* (avail. March 22, 2002) (deleting references to success of stockholder right to vote resolutions at other companies). As a result, the statement that "this includes Columbia/HCA, McDermott International and Airborne, Inc." should be deleted, or the Proponent should identify, with supporting documentation, the source of this statement.

11. The Proposal Contains Inaccurate Factual References to an Existing Rights Plan When One Does Not Exist

The Proposal refers to shareholder approval of "any poison pill now in effect." In fact, Sabre does not currently have any rights plan in place. That Proposal is therefore misleading, and must be revised to indicate that it applies only to any rights plan that might be proposed in the future.

The Proposal refers to shareholder approval to "extend any poison pill." This statement is misleading, because Sabre does not currently have any rights plan in place so there is no plan to be extended. This statement must be revised to indicate that it applies only to any rights plan that might be proposed in the future.

B. THE EXTENSIVE NUMBER OF OMISSIONS AND REVISIONS REQUIRED TO THE PROPOSAL RENDER IT FALSE AND MISLEADING AS A WHOLE.

SLB 14 states that "[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." Nevertheless, it is the Staff's practice to permit proponents to "make revisions that are minor in nature and do not alter the substance of the proposal" to deal with proposals that "contain some relatively minor defects that are easily corrected." In SLB 14, the Staff announced that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In this regard, the Staff indicated that it is not beneficial to devote its resources to "detailed and extensive edits."

The instant Proposal is a prime example of the situation identified above where "extensive editing" of the Proposal is necessary to bring it "into compliance with the proxy rules." Because of the extensive deletions and revisions necessary to correct the numerous unsubstantiated false and misleading statements, and the lack of substance remaining when those statements are removed, we believe it is necessary and proper under the proxy rules to exclude the Proposal in its entirety from the 2003 Proxy Materials.

If the statements outlined in Section II.A. above are omitted or revised, only one of the seven paragraphs in support of the Proposal would remain intact: your concurrence with our analysis would cause the Proponent to revise the Proposal, delete or revise five paragraphs in their entirety, delete or revise portions of one other paragraph, and revise the subheading of the Proposal, leaving only one remaining paragraph intact. The revision of the Proposal and elimination or revision of the subheading along with almost all of the words supporting the Proposal is "the type of extensive editing" that SLB 14 indicates is justification for excluding an entire proposal as materially false or misleading. Accordingly, we respectfully request the Staff's concurrence that the entire Proposal may be omitted.

In addition to the Staff's position set forth in SLB 14, the Staff has consistently permitted the exclusion of proposals that are vague and indefinite in violation of Rule 14a-8(i)(3). *See also Northeast Utilities Service Co.* (avail. Jan. 19, 2000); *Dow Jones & Company, Inc.* (avail. Mar. 9, 2000); *Tri-Continental Corp.* (avail. March 14, 2000) (each no-action letter permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). If the provisions listed in Section II.A. above are omitted or revised, the original proposal and the lone supporting statement that is not deleted or revised would be so disconnected and unsupported by substantive arguments that the Proposal would be vague and misleading in direct contravention of the proxy rules. Therefore, the Proposal should be completely excluded from the 2003 Proxy Materials.

Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

We are aware of instances where the Proponent has submitted revised statements that resulted in the proposal and supporting statement as a whole exceeding the 500-word limit set forth in Rule 14a-8(d). Therefore, in the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by Sabre if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Sabre is attempting to finalize its proxy statement.

* * *

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Sabre excludes the Proposal from the 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (214) 698-3174, or

James F. Brashear, Sabre's Corporate Secretary, at (682) 605-1551, if we can be of any further assistance in this matter.

Sincerely,

Stanton P. Eigenbrodt / EAI

Stanton P. Eigenbrodt

Attachments

cc: James F. Brashear, Corporate Secretary, Sabre Holdings Corporation
John Chevedden

50163879_7.DOC

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

2100 McKinney Avenue, Suite 1100 Dallas, Texas 75201-6911
(214) 698-3100
www.gibsondunn.com

seigenbrodt@gibsondunn.com

January 17, 2003


SEC MAIL
RECEIVED
PROCESSING
JAN 1 7 2003
WASH, D.C.
183
SECTION

Direct Dial
(214) 698-3174
Fax No.
(214) 571-2926

Client No.
C 88814-00048

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the Division of Corporation Finance (the "Division") on behalf of Sabre Holdings Corporation, a Delaware corporation (the "Corporation" or "Sabre"). The Corporation submitted a request for no-action relief to the Division on January 10, 2003 regarding its receipt of a shareholder proposal (the "Proposal") from John Chevedden (the "Proponent"). The Proposal requests that Sabre's Board of Directors (the "Board"): (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote.

In the Corporation's letter of January 10, 2003, a copy of which (without attachments) is enclosed, the Corporation indicated that its Board would be asked to approve a policy substantially implementing the Proposal. This letter is being submitted to inform the Division that the Corporation's Board unanimously approved the following policy of the Corporation in its meeting on January 14, 2003, in the form set forth in the January 10, 2003 letter. The full policy is set forth again below:

> **Stockholder rights plan (poison pill).** The Corporation does not currently have in place any stockholders rights plan (also known as a "poison pill"). The Board believes that it is appropriate to seek stockholder approval for the adoption of any poison pill. The Board may, in exercising its fiduciary responsibilities under the circumstances, approve the adoption of a poison pill before obtaining stockholder approval, subject to the

> determination by a majority of the independent directors that such adoption would be in the best interests of the Corporation's stockholders in order to avoid the delay reasonably anticipated to obtain stockholder approval. The Corporation would seek stockholder approval at the next annual meeting for any poison pill adopted by the Board.

This policy will be part of Sabre's overall corporate governance guidelines. Therefore, we anticipate that it will be posted on Sabre's website once the proposed New York Stock Exchange rules regarding posting of corporate governance guidelines are finalized.

If the staff of the Division has any questions or comments regarding this letter or the filing, please contact me at (214) 698-3174, or James F. Brashear, Sabre's Corporate Secretary, at (682) 605-1551.

Pursuant to Rule 14a-8(i), we have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponent. Thank you for your consideration of these matters.

Sincerely,

Stanton P. Eigenbrodt /EAI

Stanton P. Eigenbrodt

Attachments

cc: James F. Brashear, Corporate Secretary, Sabre Holdings Corporation
John Chevedden

50167323_2.DOC

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

seigenbrodt@gibsondunn.com

January 10, 2003

Direct Dial
(214) 698-3174
Fax No.
(214) 571-2926

Client No.
C 88814-00048


SEC MAIL PROCESSING
RECEIVED
JAN 1 0 2003
WASH, D.C. 183 SECTION

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Sabre Holdings Corporation ("Sabre" or the "Corporation"), to omit from its proxy statement and form of proxy for Sabre's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and supporting statement (collectively, the "Proposal") received from Mr. John Chevedden (the "Proponent").

The Proposal requests that Sabre's Board of Directors (the "Board"): (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote. *See* Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of Sabre's intention to exclude the Proposal from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before Sabre intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission.

On behalf of our client, we hereby notify the Division of Corporation Finance of Sabre's intention to exclude the Proposal from the 2003 Proxy Materials on the bases set forth below. We respectfully request that the Staff concur in our view that the Proposal is excludable on the bases set forth below.

We believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(10), on the basis that Sabre has already substantially implemented the Proposal.

We also believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." *See also Dow Jones & Company, Inc.* (avail. Mar. 9, 2000) (permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). As set forth below, the Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive. In sum, the Proposal must be completely excluded due to the need for detailed and extensive editing to eliminate or revise its false and misleading statements. While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, we believe that if the Staff were to depart from the above statements in SLB 14 in responding to this letter, the Proposal nonetheless would have to be substantially revised pursuant to Rule 14a-8(i)(3) before it could be included in the 2003 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

The Proposal requests the Board to: (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote. Sabre's stockholders approved the same proposal at the 2002 Annual Meeting of Stockholders. Since Sabre has no rights plan in place, the Proposal (as was last year's) is essentially requesting that the Board consider seeking shareholder approval of any poison pill in the event that the Board were to adopt a poison pill in the future. Consequently, the only step Sabre can take to address the Proposal would be to adopt a policy statement acknowledging Sabre's plans in the event any poison pill were to be adopted in the future. Sabre will substantially implement the Proposal prior to this year's annual meeting.

To implement the request, the following policy is to be presented for approval by the Board on January 14, 2003, and we will supplementally notify the Staff upon the adoption of the following policy:

> **Stockholder rights plan (poison pill).** The Corporation does not currently have in place any stockholders rights plan (also known as a "poison pill"). The Board believes that it is appropriate to seek stockholder approval for the adoption of any poison pill. The Board may, in exercising its fiduciary responsibilities under the circumstances, approve the adoption of a poison pill before obtaining stockholder approval, subject to the determination by a majority of the independent directors that such adoption would be in the best interests of the Corporation's stockholders in order to avoid the delay reasonably anticipated to obtain stockholder approval. The Corporation would seek stockholder approval at the next annual meeting for any poison pill adopted by the Board.

Pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2003 Proxy Materials if Sabre "has substantially implemented the proposal." In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the company, and not necessarily implementation." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997). In addition, the Staff stated in 1983 amendments to the proxy rules that

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10)[1] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented."

---

[1] Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

The Proposal seeks the redemption of any outstanding poison pill, but Sabre has no poison pill outstanding. The Proposal also seeks shareholder approval of any extension of a pill, but Sabre has no poison pill to extend. Sabre does not currently have a shareholder rights plan in place. Therefore, the only relevant portion of the Proposal recommends that the Board not "adopt . . . any poison pill unless such adoption . . . has been submitted to a shareholder vote." Sabre's policy implements the Proposal, subject only to the fiduciary duty requirements of Delaware General Corporation Law.

We believe that the language in the Board's policy reserving the ability of the Board in the future, including requiring a vote of a majority of the non-employee directors, to implement a rights plan in the exercise of the Board's fiduciary duties merely makes explicit a qualification on the Board's ability to implement the Proposal that already exists under Delaware law. In Delaware, a corporation's board of directors has the authority to manage the corporation's business and affairs. *See, e.g., Paramount Communications , Inc. v. Time Inc.*, 571 A.2d 1140, 1150 (Del. 1990); *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985); 8 Del. C. § 141(a). As a result, efforts to restrict a board's ability to exercise its fiduciary duties in the context of a rights plan have been struck down by Delaware courts. *See Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998); *Carmody v. Toll Bros., Inc.*, 723 A.2d 1180 (Del. Ch. 1998). *See also Toys "R" Us, Inc.* (avail. April 9, 2002); *Atlas Air Worldwide Holdings, Inc.* (avail. April 5, 2002), in which the Staff has previously concurred that a company could exclude shareholder proposals that would require the company to take action with respect to a rights plan on the basis that the proposals interfered with the board's authority to manage the corporation, and thus violated Delaware law. In order to avoid legal challenges to the validity of the policy, the Board therefore has expressly preserved within the policy the ability of a future board of directors to fulfill its fiduciary duties. We believe that this provision assures that the Board has substantially implemented the Proposal to the fullest extent that it is able to do so under Delaware law. Therefore, the *proviso* in the policy adopted by the Board should be viewed as furthering the objective of implementing the Proposal, and not as a failure to substantially implement the Proposal. *See Masco Corp.* (avail. Mar. 29, 1999) and *General Motors* (avail. Mar. 4, 1996), in which the Staff previously has concurred that a proposal could be omitted from proxy materials under Rule 14a-8(i)(10) even though the proposal was not implemented exactly as proposed. Accordingly, we believe that Sabre may omit the Proposal in its entirety pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(3) Because the Proposal Is False and Misleading in Violation of Rule 14a-9.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed in Section II.B. below, the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in SLB 14, when substantial revisions and omissions are necessary, it is appropriate to exclude the entire proposal. In the

alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed in Section II.A. below.

A. FALSE AND/OR MISLEADING STATEMENTS IN THE PROPOSAL.

We believe that the following statements in the Proposal are false and/or misleading:

1. The Proponent Fails to Substantiate the Statement that "This topic won our 83%-yes vote," and such Statement is Otherwise Misleading.

The statement that "[t]his topic won our 83%-yes vote" is misleading for the following reasons:

a. The statement does not reflect when the vote was taken, and, therefore, it may be misinterpreted by the current stockholders to mean the stockholders have recently voted on the topic. The statement should be omitted to avoid confusion regarding the timing of any vote on the topic.

b. The use of the pronoun "our" may mislead the stockholders as to who voted on the topic. The statement that "[t]his topic won our 83%-yes vote" incorrectly implies that 83% of the current stockholders of Sabre voted yes on the topic. It is also misleading in that it suggests that 83% of all stockholders voted in favor of the provision. The 83% reflects only those stockholders who voted for the proposal as a percentage of all stockholders who actually submitted a vote either "For" or "Against" the proposal. The percentage does not reflect abstentions, broker non-votes, or other stockholders who did not vote. Accordingly, the use of "our" and the percentage cited in the Proposal misleads readers into thinking that 83% of all stockholders voted "For" the prior proposal. The statement must be deleted from the Proposal or modified in order to avoid any confusion.

2. The Reference to the October 7, 2002 *Business Week* Cover-Page Report is Irrelevant and Misleading.

a. The statement that "[s]hareholder resolutions should be binding according to *Business Week* in 'The Best & Worst Boards' cover-page report, October 7, 2002" is irrelevant to the Proposal. The Proposal is a recommendation that "[Sabre's] Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." A binding resolution on this topic is inconsistent with Delaware law. The Staff concurred in *Toys "R" Us, Inc.* (avail. April 9, 2002); *Atlas Air Worldwide Holdings, Inc.* (avail. April 5, 2002) that binding proposals with respect to shareholders rights plans interfered

with the board's authority to manage the corporation and violated Delaware law. A statement that shareholder resolutions should be binding is, therefore, irrelevant to a discussion of poison pills and is misleading. The statement must be deleted from the Proposal in order to avoid the confusing impression that the cover-page report is even tangentially related to the Proposal.

b. The statement that "[s]hareholder resolutions should be binding according to *Business Week* in 'The Best & Worst Boards' cover-page report, October 7, 2002" is a misleading attempt to convey that shareholder resolutions and whether or not they should be binding is the focus of the cover-page article, when, in fact, the statements in the article regarding shareholder resolutions are limited to only three sentences. *See* Exhibit B. The statement must be deleted from the Proposal in order to avoid any confusion that the focus of the cover-page report is the binding nature of stockholder proposals.

3. The Proponent Fails to Substantiate the Statement that "The 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002."

The Proponent fails to substantiate the statement that "[t]he 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002." As discussed above, the Proposal offers no support whatsoever for this statement, yet presents it as one of fact. Presenting an undocumented statistical figure as fact may lead stockholders to place undue reliance on such an unsupported statement, thereby materially misleading them.

Accordingly, the statement that "[t]he 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002." should be omitted, or the Proponent should identify, with supporting documentation, the source of this figure. *See Pharmacia Corp.* (avail. March 7, 2002); *Kimberly-Clark Corp.* (avail. February 1, 2002) (both no-action letters requiring the proponent to provide citations to support statement that stockholder right to vote on poison pills "achieved a 57% average yes-vote" from stockholders at 26 major companies in 2000).

4. The statement that "This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278." is irrelevant, misleading and violates Rule 14a-8(l).

The sentence referenced above is irrelevant to whether the shareholders should adopt the Proposal, and thus is potentially misleading. In addition, Rule 14a-8(l) provides that Sabre may, at its option, choose not to disclose Mr. Chevedden's name and address in the proxy statement, and instead may include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request therefor. To the extent Sabre must include the Proposal in its proxy statement, Sabre has chosen not to disclose Mr. Chevedden's name therein; consequently, this sentence should be deleted in its entirety.

5. References to the 2001 Harvard Business School Study Are Irrelevant, False and Misleading Because They Do Not Mirror the Focus and Text of the Study.

The first paragraph under the heading "Harvard Report" (Paragraph 3) is irrelevant, false and misleading for the following reasons:

a. The 2001 Harvard Business School Study (the "Study") is irrelevant to a discussion of poison pills, and the parenthetical reference to poison pills having been taken into account in the Study is a misleading attempt to hide the actual focus of the Study. As the Proponent correctly states, the Study concerns the relationship between a hypothetical governance index and company value. The adoption of a poison pill by a company was but one of 24 factors that comprised the governance index, and it is impossible to associate one isolated factor with the index as a whole. *See* Exhibit C. The paragraph must be deleted from the Proposal in order to avoid any confusion that the Study is even tangentially related to the Proposal.

b. The Study directly contradicts the Proponent's inference that poison pills have a negative impact on company value. In their discussion of poison pills, the authors of the Study state that: "it is clear that poison pills give current management some additional power to resist the control action of large shareholders. If management uses this power judiciously, then it could possibly lead to an overall increase in shareholder wealth." Exhibit C, p. 11. Therefore, citing the Study as a supporting statement for requiring stockholder approval of poison pills, however indirect the reference, is false and misleading in violation of Rule 14a-9 given the text and findings of the Study's authors. This entire paragraph referencing the Study must be deleted and the accompanying heading "Harvard Report" must be deleted as well for the same reasons.

c. If, notwithstanding the foregoing basis for exclusion, the Staff permits the Study to remain in the Proposal, a proper citation is required as it would be misleading to reference the Study without providing stockholders with the ability to locate the Study so that they could read the complete text. Without a proper citation allowing stockholders to conduct an independent review of the Study, the reference to the Study is misleading and should be omitted in its entirety.

6. The Statements Regarding Views on Corporate Governance Are Irrelevant, Unsubstantiated and Misleading.

In the second paragraph under the "Harvard Report" heading, the Proponent makes the statements that "[s]ome believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company." Such statements are irrelevant, false and misleading, as the Proponent has established no connection between good governance and poison pills. It would be a violation of the proxy rules for the Proponent to

establish a negative correlation between poison pills and good governance by merely including unsubstantiated statements regarding the effects of good governance that have nothing to do with poison pills. In addition, the Proponent does not provide a citation or support for "some" and "others" whose beliefs he allegedly summarizes. Without such support, these statements are merely uncorroborated opinion presented as fact in direct violation of the proxy rules. Therefore, the paragraph containing these statements should be omitted in its entirety as misleading to stockholders.

7. The Proponent Fails to Support Adequately the Statements under "Challenges Faced by our Company," and the Statements Are Irrelevant, False and Misleading.

The Proposal makes, but fails to support, any of the following statements:

a. "Shareholders believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have input on any poison pill considered by our company."

b. "Sabre cut its outlook citing a tepid travel industry."

c. "Slowing economies in major companies has a negative impact."

d. "The travel slump continues longer than Sabre thought."

e. "New cost structure for online ticket bookings are reducing Sabre commissions."

f. "Major carrie[r]s, led by American and United, are aggressively cutting costs including the fees that Sabre charge the airlines for bookings."

The Proposal offers no support whatsoever for any of these statements, yet presents each statement as one of fact. Presenting an undocumented statement as fact may lead stockholders to place undue reliance on such an unsupported statement, thereby materially misleading them. Accordingly, each of these statements should be omitted, or the Proponent should provide support for the accuracy of each statement.

In addition, the Proponent offers no correlation whatsoever as to why these statements have any bearing on adopting a poison pill. Consequently, these statements are irrelevant and should be excluded.

8. The Proponent Fails to Support Adequately the Statements under "Council of Institutional Investors Recommendation," and the Statements May be False or Misleading.

a. The Proposal fails to support its conclusion that the Council on Institutional Investors (the "Council") "called for shareholder approval of poison pills." The Proposal claims to support this statement by referring stockholders to the Council website at www.cii.org. The Proposal does not cite a specific reference or publication that supports the statement that the Council supports stockholder approval of poison pills. It is also misleading to provide stockholders with a statement that does not have a temporal reference so that stockholders can understand the context and marketplace conditions existing at the time of the statement and whether the Council still holds such a position.

b. The Proposal fails to support its statement that "[t]he Corporate Library www.thecorporatelibrary.com also includes information on [shareholder approvals of poison pills]." In addition, by including the statement that the Corporate Library "also includes information on this topic," the Proponent is improperly inferring that the Corporate Library contains information calling for shareholder approval of poison pills, without adequately supporting such inference. The Proposal does not cite a specific reference or publication that supports the statement that the Corporate Library includes information on shareholder approvals of poison pills.

The Staff previously has found that references to Internet addresses and/or websites are excludable and may be omitted from proposals or supporting statements if the information contained in such website "may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." SLB 14 at F.1 (avail. July 13, 2001). *See, e.g., AMR Corporation* (avail. Apr. 3, 2001) (requiring the proponent, who is the Proponent's representative for issues pertaining to the Proposal, to delete the same website address included in the Proposal); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998); and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998). It is appropriate to exclude the website references and the statements that the Council has "called for shareholder approval of poison pills" and the Corporate Library "also includes information on this topic" because the references to the websites are vague, almost every piece of information located on the websites is irrelevant to the Proposal, and false or misleading statements could be incorporated into the websites at any time.

Each of these statements reference an entire website. Stockholders who visit either site may be unable to determine which of the many pages on the site might support the applicable statement made in the Proposal and will be exposed to vast amounts of irrelevant information in the process. Moreover, the citations are to a third-party websites whose content cannot be regulated and is subject to change at any time. Therefore, false and/or misleading statements could be incorporated into either website once the proxy materials are mailed to Sabre's

stockholders. Accordingly, for these and the other reasons set forth in this paragraph 8, each of these statements should be deleted.

9. The Proponent Fails to Substantiate the Statement that "In Recent Years, Various Companies Have Been Willing to Redeem Existing Poison Pills or Seek Shareholder Approval for Their Poison Pill."

The claim in the Proposal that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" (Paragraph 7) is an uncorroborated opinion presented as fact. This unsubstantiated statement about "various companies" in "recent years" may lead stockholders to assume that this particular proposal has been commonly adopted at other companies over many years.

The Staff has previously required proponents to substantiate the identity of such "various companies." *See Boeing Company* (avail. February 7, 2001) (requiring the proponent to provide citations to "many institutional investors" before such reference could be included in a proposal); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included in a proposal). Therefore, the statement that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" should be omitted, or the Proponent should identify, with supporting documentation, the factual support for this statement.

10. The Proponent Fails to Substantiate the Statement that "This Includes Columbia/HCA, McDermott International and Airborne, Inc." and the Statement Is Irrelevant and Misleading.

The claim in the Proposal that "[t]his includes Columbia/HCA, McDermott International and Airborne, Inc." is an unsubstantiated statement presented as fact. Without a proper citation, this uncorroborated statement may lead stockholders to assume that this particular proposal has been adopted by these three companies in recent years. This statement should be omitted, or the Proponent should provide supporting documentation. *See also Dow Holdings Corp.* (avail. March 18, 2002); *American Electric Power Co., Inc.* (avail. January 16, 2002).

Additionally, there is no basis upon which to conclude that actions at other companies, in different industries, with different histories and profiles are relevant to the Proposal. Inclusion of this type of irrelevant information, especially under a heading entitled "Council of Institutional Investors Recommendation" which is unrelated to the statement itself, will only mislead stockholders on the question of whether the Proposal is appropriate in the current circumstance. *See Exxon Mobil Corp.* (avail. March 22, 2002) (deleting references to success of stockholder right to vote resolutions at other companies). As a result, the statement that "this includes Columbia/HCA, McDermott International and Airborne, Inc." should be deleted, or the Proponent should identify, with supporting documentation, the source of this statement.

11. The Proposal Contains Inaccurate Factual References to an Existing Rights Plan When One Does Not Exist

The Proposal refers to shareholder approval of "any poison pill now in effect." In fact, Sabre does not currently have any rights plan in place. That Proposal is therefore misleading, and must be revised to indicate that it applies only to any rights plan that might be proposed in the future.

The Proposal refers to shareholder approval to "extend any poison pill." This statement is misleading, because Sabre does not currently have any rights plan in place so there is no plan to be extended. This statement must be revised to indicate that it applies only to any rights plan that might be proposed in the future.

B. THE EXTENSIVE NUMBER OF OMISSIONS AND REVISIONS REQUIRED TO THE PROPOSAL RENDER IT FALSE AND MISLEADING AS A WHOLE.

SLB 14 states that "[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." Nevertheless, it is the Staff's practice to permit proponents to "make revisions that are minor in nature and do not alter the substance of the proposal" to deal with proposals that "contain some relatively minor defects that are easily corrected." In SLB 14, the Staff announced that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In this regard, the Staff indicated that it is not beneficial to devote its resources to "detailed and extensive edits."

The instant Proposal is a prime example of the situation identified above where "extensive editing" of the Proposal is necessary to bring it "into compliance with the proxy rules." Because of the extensive deletions and revisions necessary to correct the numerous unsubstantiated false and misleading statements, and the lack of substance remaining when those statements are removed, we believe it is necessary and proper under the proxy rules to exclude the Proposal in its entirety from the 2003 Proxy Materials.

If the statements outlined in Section II.A. above are omitted or revised, only one of the seven paragraphs in support of the Proposal would remain intact: your concurrence with our analysis would cause the Proponent to revise the Proposal, delete or revise five paragraphs in their entirety, delete or revise portions of one other paragraph, and revise the subheading of the Proposal, leaving only one remaining paragraph intact. The revision of the Proposal and elimination or revision of the subheading along with almost all of the words supporting the Proposal is "the type of extensive editing" that SLB 14 indicates is justification for excluding an entire proposal as materially false or misleading. Accordingly, we respectfully request the Staff's concurrence that the entire Proposal may be omitted.

In addition to the Staff's position set forth in SLB 14, the Staff has consistently permitted the exclusion of proposals that are vague and indefinite in violation of Rule 14a-8(i)(3). *See also Northeast Utilities Service Co.* (avail. Jan. 19, 2000); *Dow Jones & Company, Inc.* (avail. Mar. 9, 2000); *Tri-Continental Corp.* (avail. March 14, 2000) (each no-action letter permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). If the provisions listed in Section II.A. above are omitted or revised, the original proposal and the lone supporting statement that is not deleted or revised would be so disconnected and unsupported by substantive arguments that the Proposal would be vague and misleading in direct contravention of the proxy rules. Therefore, the Proposal should be completely excluded from the 2003 Proxy Materials.

Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

We are aware of instances where the Proponent has submitted revised statements that resulted in the proposal and supporting statement as a whole exceeding the 500-word limit set forth in Rule 14a-8(d). Therefore, in the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by Sabre if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Sabre is attempting to finalize its proxy statement.

* * *

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Sabre excludes the Proposal from the 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (214) 698-3174, or

James F. Brashear, Sabre's Corporate Secretary, at (682) 605-1551, if we can be of any further assistance in this matter.

Sincerely,

Stanton P. Eigenbrodt/EAI

Stanton P. Eigenbrodt

Attachments

cc: James F. Brashear, Corporate Secretary, Sabre Holdings Corporation
John Chevedden

50163879_7.DOC

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

2100 McKinney Avenue, Suite 1100 Dallas, Texas 75201-6911
(214) 698-3100
www.gibsondunn.com

seigenbrodt@gibsondunn.com

January 17, 2003


SEC MAIL PROCESSING
RECEIVED
JAN 17 2003
WASH. D.C. 183 SECTION

Direct Dial
(214) 698-3174
Fax No.
(214) 571-2926

Client No.
C 88814-00048

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the Division of Corporation Finance (the "Division") on behalf of Sabre Holdings Corporation, a Delaware corporation (the "Corporation" or "Sabre"). The Corporation submitted a request for no-action relief to the Division on January 10, 2003 regarding its receipt of a shareholder proposal (the "Proposal") from John Chevedden (the "Proponent"). The Proposal requests that Sabre's Board of Directors (the "Board"): (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote.

In the Corporation's letter of January 10, 2003, a copy of which (without attachments) is enclosed, the Corporation indicated that its Board would be asked to approve a policy substantially implementing the Proposal. This letter is being submitted to inform the Division that the Corporation's Board unanimously approved the following policy of the Corporation in its meeting on January 14, 2003, in the form set forth in the January 10, 2003 letter. The full policy is set forth again below:



> **Stockholder rights plan (poison pill).** The Corporation does not currently have in place any stockholders rights plan (also known as a "poison pill"). The Board believes that it is appropriate to seek stockholder approval for the adoption of any poison pill. The Board may, in exercising its fiduciary responsibilities under the circumstances, approve the adoption of a poison pill before obtaining stockholder approval, subject to the

determination by a majority of the independent directors that such adoption would be in the best interests of the Corporation's stockholders in order to avoid the delay reasonably anticipated to obtain stockholder approval. The Corporation would seek stockholder approval at the next annual meeting for any poison pill adopted by the Board.

This policy will be part of Sabre's overall corporate governance guidelines. Therefore, we anticipate that it will be posted on Sabre's website once the proposed New York Stock Exchange rules regarding posting of corporate governance guidelines are finalized.

If the staff of the Division has any questions or comments regarding this letter or the filing, please contact me at (214) 698-3174, or James F. Brashear, Sabre's Corporate Secretary, at (682) 605-1551.

Pursuant to Rule 14a-8(i), we have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponent. Thank you for your consideration of these matters.

Sincerely,

Stanton P. Eigenbrodt /EMI

Stanton P. Eigenbrodt

Attachments

cc: James F. Brashear, Corporate Secretary, Sabre Holdings Corporation
John Chevedden

50167323_2.DOC

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

seigenbrodt@gibsondunn.com

January 10, 2003

Direct Dial
(214) 698-3174
Fax No.
(214) 571-2926

Client No.
C 88814-00048


SEC MAIL
PROCESSING
RECEIVED
JAN 1 0 2003
WASH. D.C.
183
SECTION

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8



Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Sabre Holdings Corporation ("Sabre" or the "Corporation"), to omit from its proxy statement and form of proxy for Sabre's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and supporting statement (collectively, the "Proposal") received from Mr. John Chevedden (the "Proponent").

The Proposal requests that Sabre's Board of Directors (the "Board"): (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote. *See* Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent, informing him of Sabre's intention to exclude the Proposal from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before Sabre intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission.

On behalf of our client, we hereby notify the Division of Corporation Finance of Sabre's intention to exclude the Proposal from the 2003 Proxy Materials on the bases set forth below. We respectfully request that the Staff concur in our view that the Proposal is excludable on the bases set forth below.

We believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(10), on the basis that Sabre has already substantially implemented the Proposal.

We also believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." *See also Dow Jones & Company, Inc.* (avail. Mar. 9, 2000) (permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). As set forth below, the Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive. In sum, the Proposal must be completely excluded due to the need for detailed and extensive editing to eliminate or revise its false and misleading statements. While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, we believe that if the Staff were to depart from the above statements in SLB 14 in responding to this letter, the Proposal nonetheless would have to be substantially revised pursuant to Rule 14a-8(i)(3) before it could be included in the 2003 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

The Proposal requests the Board to: (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote. Sabre's stockholders approved the same proposal at the 2002 Annual Meeting of Stockholders. Since Sabre has no rights plan in place, the Proposal (as was last year's) is essentially requesting that the Board consider seeking shareholder approval of any poison pill in the event that the Board were to adopt a poison pill in the future. Consequently, the only step Sabre can take to address the Proposal would be to adopt a policy statement acknowledging Sabre's plans in the event any poison pill were to be adopted in the future. Sabre will substantially implement the Proposal prior to this year's annual meeting.

To implement the request, the following policy is to be presented for approval by the Board on January 14, 2003, and we will supplementally notify the Staff upon the adoption of the following policy:

> **Stockholder rights plan (poison pill).** The Corporation does not currently have in place any stockholders rights plan (also known as a "poison pill"). The Board believes that it is appropriate to seek stockholder approval for the adoption of any poison pill. The Board may, in exercising its fiduciary responsibilities under the circumstances, approve the adoption of a poison pill before obtaining stockholder approval, subject to the determination by a majority of the independent directors that such adoption would be in the best interests of the Corporation's stockholders in order to avoid the delay reasonably anticipated to obtain stockholder approval. The Corporation would seek stockholder approval at the next annual meeting for any poison pill adopted by the Board.

Pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2003 Proxy Materials if Sabre "has substantially implemented the proposal." In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the company, and not necessarily implementation." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997). In addition, the Staff stated in 1983 amendments to the proxy rules that

> [i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10)[1] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented."

---

[1] Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

The Proposal seeks the redemption of any outstanding poison pill, but Sabre has no poison pill outstanding. The Proposal also seeks shareholder approval of any extension of a pill, but Sabre has no poison pill to extend. Sabre does not currently have a shareholder rights plan in place. Therefore, the only relevant portion of the Proposal recommends that the Board not "adopt . . . any poison pill unless such adoption . . . has been submitted to a shareholder vote." Sabre's policy implements the Proposal, subject only to the fiduciary duty requirements of Delaware General Corporation Law.

We believe that the language in the Board's policy reserving the ability of the Board in the future, including requiring a vote of a majority of the non-employee directors, to implement a rights plan in the exercise of the Board's fiduciary duties merely makes explicit a qualification on the Board's ability to implement the Proposal that already exists under Delaware law. In Delaware, a corporation's board of directors has the authority to manage the corporation's business and affairs. *See, e.g., Paramount Communications , Inc. v. Time Inc.*, 571 A.2d 1140, 1150 (Del. 1990); *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985); 8 Del. C. § 141(a). As a result, efforts to restrict a board's ability to exercise its fiduciary duties in the context of a rights plan have been struck down by Delaware courts. *See Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998); *Carmody v. Toll Bros., Inc.*, 723 A.2d 1180 (Del. Ch. 1998). *See also Toys "R" Us, Inc.* (avail. April 9, 2002); *Atlas Air Worldwide Holdings, Inc.* (avail. April 5, 2002), in which the Staff has previously concurred that a company could exclude shareholder proposals that would require the company to take action with respect to a rights plan on the basis that the proposals interfered with the board's authority to manage the corporation, and thus violated Delaware law. In order to avoid legal challenges to the validity of the policy, the Board therefore has expressly preserved within the policy the ability of a future board of directors to fulfill its fiduciary duties. We believe that this provision assures that the Board has substantially implemented the Proposal to the fullest extent that it is able to do so under Delaware law. Therefore, the *proviso* in the policy adopted by the Board should be viewed as furthering the objective of implementing the Proposal, and not as a failure to substantially implement the Proposal. *See Masco Corp.* (avail. Mar. 29, 1999) and *General Motors* (avail. Mar. 4, 1996), in which the Staff previously has concurred that a proposal could be omitted from proxy materials under Rule 14a-8(i)(10) even though the proposal was not implemented exactly as proposed. Accordingly, we believe that Sabre may omit the Proposal in its entirety pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(3) Because the Proposal Is False and Misleading in Violation of Rule 14a-9.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed in Section II.B. below, the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in SLB 14, when substantial revisions and omissions are necessary, it is appropriate to exclude the entire proposal. In the

alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed in Section II.A. below.

A. FALSE AND/OR MISLEADING STATEMENTS IN THE PROPOSAL.

We believe that the following statements in the Proposal are false and/or misleading:

1. The Proponent Fails to Substantiate the Statement that "This topic won our 83%-yes vote," and such Statement is Otherwise Misleading.

The statement that "[t]his topic won our 83%-yes vote" is misleading for the following reasons:

a. The statement does not reflect when the vote was taken, and, therefore, it may be misinterpreted by the current stockholders to mean the stockholders have recently voted on the topic. The statement should be omitted to avoid confusion regarding the timing of any vote on the topic.

b. The use of the pronoun "our" may mislead the stockholders as to who voted on the topic. The statement that "[t]his topic won our 83%-yes vote" incorrectly implies that 83% of the current stockholders of Sabre voted yes on the topic. It is also misleading in that it suggests that 83% of all stockholders voted in favor of the provision. The 83% reflects only those stockholders who voted for the proposal as a percentage of all stockholders who actually submitted a vote either "For" or "Against" the proposal. The percentage does not reflect abstentions, broker non-votes, or other stockholders who did not vote. Accordingly, the use of "our" and the percentage cited in the Proposal misleads readers into thinking that 83% of all stockholders voted "For" the prior proposal. The statement must be deleted from the Proposal or modified in order to avoid any confusion.

2. The Reference to the October 7, 2002 *Business Week* Cover-Page Report is Irrelevant and Misleading.

a. The statement that "[s]hareholder resolutions should be binding according to *Business Week* in 'The Best & Worst Boards' cover-page report, October 7, 2002" is irrelevant to the Proposal. The Proposal is a recommendation that "[Sabre's] Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." A binding resolution on this topic is inconsistent with Delaware law. The Staff concurred in *Toys "R" Us, Inc.* (avail. April 9, 2002); *Atlas Air Worldwide Holdings, Inc.* (avail. April 5, 2002) that binding proposals with respect to shareholders rights plans interfered

with the board's authority to manage the corporation and violated Delaware law. A statement that shareholder resolutions should be binding is, therefore, irrelevant to a discussion of poison pills and is misleading. The statement must be deleted from the Proposal in order to avoid the confusing impression that the cover-page report is even tangentially related to the Proposal.

b. The statement that "[s]hareholder resolutions should be binding according to *Business Week* in 'The Best & Worst Boards' cover-page report, October 7, 2002" is a misleading attempt to convey that shareholder resolutions and whether or not they should be binding is the focus of the cover-page article, when, in fact, the statements in the article regarding shareholder resolutions are limited to only three sentences. *See* Exhibit B. The statement must be deleted from the Proposal in order to avoid any confusion that the focus of the cover-page report is the binding nature of stockholder proposals.

3. The Proponent Fails to Substantiate the Statement that "The 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002."

The Proponent fails to substantiate the statement that "[t]he 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002." As discussed above, the Proposal offers no support whatsoever for this statement, yet presents it as one of fact. Presenting an undocumented statistical figure as fact may lead stockholders to place undue reliance on such an unsupported statement, thereby materially misleading them.

Accordingly, the statement that "[t]he 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002." should be omitted, or the Proponent should identify, with supporting documentation, the source of this figure. *See Pharmacia Corp.* (avail. March 7, 2002); *Kimberly-Clark Corp.* (avail. February 1, 2002) (both no-action letters requiring the proponent to provide citations to support statement that stockholder right to vote on poison pills "achieved a 57% average yes-vote" from stockholders at 26 major companies in 2000).

4. The statement that "This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278." is irrelevant, misleading and violates Rule 14a-8(l).

The sentence referenced above is irrelevant to whether the shareholders should adopt the Proposal, and thus is potentially misleading. In addition, Rule 14a-8(l) provides that Sabre may, at its option, choose not to disclose Mr. Chevedden's name and address in the proxy statement, and instead may include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request therefor. To the extent Sabre must include the Proposal in its proxy statement, Sabre has chosen not to disclose Mr. Chevedden's name therein; consequently, this sentence should be deleted in its entirety.

5. References to the 2001 Harvard Business School Study Are Irrelevant, False and Misleading Because They Do Not Mirror the Focus and Text of the Study.

The first paragraph under the heading "Harvard Report" (Paragraph 3) is irrelevant, false and misleading for the following reasons:

a. The 2001 Harvard Business School Study (the "Study") is irrelevant to a discussion of poison pills, and the parenthetical reference to poison pills having been taken into account in the Study is a misleading attempt to hide the actual focus of the Study. As the Proponent correctly states, the Study concerns the relationship between a hypothetical governance index and company value. The adoption of a poison pill by a company was but one of 24 factors that comprised the governance index, and it is impossible to associate one isolated factor with the index as a whole. *See* Exhibit C. The paragraph must be deleted from the Proposal in order to avoid any confusion that the Study is even tangentially related to the Proposal.

b. The Study directly contradicts the Proponent's inference that poison pills have a negative impact on company value. In their discussion of poison pills, the authors of the Study state that: "it is clear that poison pills give current management some additional power to resist the control action of large shareholders. If management uses this power judiciously, then it could possibly lead to an overall increase in shareholder wealth." Exhibit C, p. 11. Therefore, citing the Study as a supporting statement for requiring stockholder approval of poison pills, however indirect the reference, is false and misleading in violation of Rule 14a-9 given the text and findings of the Study's authors. This entire paragraph referencing the Study must be deleted and the accompanying heading "Harvard Report" must be deleted as well for the same reasons.

c. If, notwithstanding the foregoing basis for exclusion, the Staff permits the Study to remain in the Proposal, a proper citation is required as it would be misleading to reference the Study without providing stockholders with the ability to locate the Study so that they could read the complete text. Without a proper citation allowing stockholders to conduct an independent review of the Study, the reference to the Study is misleading and should be omitted in its entirety.

6. The Statements Regarding Views on Corporate Governance Are Irrelevant, Unsubstantiated and Misleading.

In the second paragraph under the "Harvard Report" heading, the Proponent makes the statements that "[s]ome believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company." Such statements are irrelevant, false and misleading, as the Proponent has established no connection between good governance and poison pills. It would be a violation of the proxy rules for the Proponent to

establish a negative correlation between poison pills and good governance by merely including unsubstantiated statements regarding the effects of good governance that have nothing to do with poison pills. In addition, the Proponent does not provide a citation or support for "some" and "others" whose beliefs he allegedly summarizes. Without such support, these statements are merely uncorroborated opinion presented as fact in direct violation of the proxy rules. Therefore, the paragraph containing these statements should be omitted in its entirety as misleading to stockholders.

7. The Proponent Fails to Support Adequately the Statements under "Challenges Faced by our Company," and the Statements Are Irrelevant, False and Misleading.

The Proposal makes, but fails to support, any of the following statements:

a. "Shareholders believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have input on any poison pill considered by our company."

b. "Sabre cut its outlook citing a tepid travel industry."

c. "Slowing economies in major companies has a negative impact."

d. "The travel slump continues longer than Sabre thought."

e. "New cost structure for online ticket bookings are reducing Sabre commissions."

f. "Major carrie[r]s, led by American and United, are aggressively cutting costs including the fees that Sabre charge the airlines for bookings."

The Proposal offers no support whatsoever for any of these statements, yet presents each statement as one of fact. Presenting an undocumented statement as fact may lead stockholders to place undue reliance on such an unsupported statement, thereby materially misleading them. Accordingly, each of these statements should be omitted, or the Proponent should provide support for the accuracy of each statement.

In addition, the Proponent offers no correlation whatsoever as to why these statements have any bearing on adopting a poison pill. Consequently, these statements are irrelevant and should be excluded.

8. The Proponent Fails to Support Adequately the Statements under "Council of Institutional Investors Recommendation," and the Statements May be False or Misleading.

a. The Proposal fails to support its conclusion that the Council on Institutional Investors (the "Council") "called for shareholder approval of poison pills." The Proposal claims to support this statement by referring stockholders to the Council website at www.cii.org. The Proposal does not cite a specific reference or publication that supports the statement that the Council supports stockholder approval of poison pills. It is also misleading to provide stockholders with a statement that does not have a temporal reference so that stockholders can understand the context and marketplace conditions existing at the time of the statement and whether the Council still holds such a position.

b. The Proposal fails to support its statement that "[t]he Corporate Library www.thecorporatelibrary.com also includes information on [shareholder approvals of poison pills]." In addition, by including the statement that the Corporate Library "also includes information on this topic," the Proponent is improperly inferring that the Corporate Library contains information calling for shareholder approval of poison pills, without adequately supporting such inference. The Proposal does not cite a specific reference or publication that supports the statement that the Corporate Library includes information on shareholder approvals of poison pills.

The Staff previously has found that references to Internet addresses and/or websites are excludable and may be omitted from proposals or supporting statements if the information contained in such website "may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." SLB 14 at F.1 (avail. July 13, 2001). *See, e.g., AMR Corporation* (avail. Apr. 3, 2001) (requiring the proponent, who is the Proponent's representative for issues pertaining to the Proposal, to delete the same website address included in the Proposal); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998); and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998). It is appropriate to exclude the website references and the statements that the Council has "called for shareholder approval of poison pills" and the Corporate Library "also includes information on this topic" because the references to the websites are vague, almost every piece of information located on the websites is irrelevant to the Proposal, and false or misleading statements could be incorporated into the websites at any time.

Each of these statements reference an entire website. Stockholders who visit either site may be unable to determine which of the many pages on the site might support the applicable statement made in the Proposal and will be exposed to vast amounts of irrelevant information in the process. Moreover, the citations are to a third-party websites whose content cannot be regulated and is subject to change at any time. Therefore, false and/or misleading statements could be incorporated into either website once the proxy materials are mailed to Sabre's

stockholders. Accordingly, for these and the other reasons set forth in this paragraph 8, each of these statements should be deleted.

9. The Proponent Fails to Substantiate the Statement that "In Recent Years, Various Companies Have Been Willing to Redeem Existing Poison Pills or Seek Shareholder Approval for Their Poison Pill."

The claim in the Proposal that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" (Paragraph 7) is an uncorroborated opinion presented as fact. This unsubstantiated statement about "various companies" in "recent years" may lead stockholders to assume that this particular proposal has been commonly adopted at other companies over many years.

The Staff has previously required proponents to substantiate the identity of such "various companies." *See Boeing Company* (avail. February 7, 2001) (requiring the proponent to provide citations to "many institutional investors" before such reference could be included in a proposal); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included in a proposal). Therefore, the statement that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" should be omitted, or the Proponent should identify, with supporting documentation, the factual support for this statement.

10. The Proponent Fails to Substantiate the Statement that "This Includes Columbia/HCA, McDermott International and Airborne, Inc." and the Statement Is Irrelevant and Misleading.

The claim in the Proposal that "[t]his includes Columbia/HCA, McDermott International and Airborne, Inc." is an unsubstantiated statement presented as fact. Without a proper citation, this uncorroborated statement may lead stockholders to assume that this particular proposal has been adopted by these three companies in recent years. This statement should be omitted, or the Proponent should provide supporting documentation. *See also Dow Holdings Corp.* (avail. March 18, 2002); *American Electric Power Co., Inc.* (avail. January 16, 2002).

Additionally, there is no basis upon which to conclude that actions at other companies, in different industries, with different histories and profiles are relevant to the Proposal. Inclusion of this type of irrelevant information, especially under a heading entitled "Council of Institutional Investors Recommendation" which is unrelated to the statement itself, will only mislead stockholders on the question of whether the Proposal is appropriate in the current circumstance. *See Exxon Mobil Corp.* (avail. March 22, 2002) (deleting references to success of stockholder right to vote resolutions at other companies). As a result, the statement that "this includes Columbia/HCA, McDermott International and Airborne, Inc." should be deleted, or the Proponent should identify, with supporting documentation, the source of this statement.

11. The Proposal Contains Inaccurate Factual References to an Existing Rights Plan When One Does Not Exist

The Proposal refers to shareholder approval of "any poison pill now in effect." In fact, Sabre does not currently have any rights plan in place. That Proposal is therefore misleading, and must be revised to indicate that it applies only to any rights plan that might be proposed in the future.

The Proposal refers to shareholder approval to "extend any poison pill." This statement is misleading, because Sabre does not currently have any rights plan in place so there is no plan to be extended. This statement must be revised to indicate that it applies only to any rights plan that might be proposed in the future.

B. THE EXTENSIVE NUMBER OF OMISSIONS AND REVISIONS REQUIRED TO THE PROPOSAL RENDER IT FALSE AND MISLEADING AS A WHOLE.

SLB 14 states that "[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." Nevertheless, it is the Staff's practice to permit proponents to "make revisions that are minor in nature and do not alter the substance of the proposal" to deal with proposals that "contain some relatively minor defects that are easily corrected." In SLB 14, the Staff announced that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In this regard, the Staff indicated that it is not beneficial to devote its resources to "detailed and extensive edits."

The instant Proposal is a prime example of the situation identified above where "extensive editing" of the Proposal is necessary to bring it "into compliance with the proxy rules." Because of the extensive deletions and revisions necessary to correct the numerous unsubstantiated false and misleading statements, and the lack of substance remaining when those statements are removed, we believe it is necessary and proper under the proxy rules to exclude the Proposal in its entirety from the 2003 Proxy Materials.

If the statements outlined in Section II.A. above are omitted or revised, only one of the seven paragraphs in support of the Proposal would remain intact: your concurrence with our analysis would cause the Proponent to revise the Proposal, delete or revise five paragraphs in their entirety, delete or revise portions of one other paragraph, and revise the subheading of the Proposal, leaving only one remaining paragraph intact. The revision of the Proposal and elimination or revision of the subheading along with almost all of the words supporting the Proposal is "the type of extensive editing" that SLB 14 indicates is justification for excluding an entire proposal as materially false or misleading. Accordingly, we respectfully request the Staff's concurrence that the entire Proposal may be omitted.

In addition to the Staff's position set forth in SLB 14, the Staff has consistently permitted the exclusion of proposals that are vague and indefinite in violation of Rule 14a-8(i)(3). *See also Northeast Utilities Service Co.* (avail. Jan. 19, 2000); *Dow Jones & Company, Inc.* (avail. Mar. 9, 2000); *Tri-Continental Corp.* (avail. March 14, 2000) (each no-action letter permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). If the provisions listed in Section II.A. above are omitted or revised, the original proposal and the lone supporting statement that is not deleted or revised would be so disconnected and unsupported by substantive arguments that the Proposal would be vague and misleading in direct contravention of the proxy rules. Therefore, the Proposal should be completely excluded from the 2003 Proxy Materials.

Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

We are aware of instances where the Proponent has submitted revised statements that resulted in the proposal and supporting statement as a whole exceeding the 500-word limit set forth in Rule 14a-8(d). Therefore, in the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by Sabre if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Sabre is attempting to finalize its proxy statement.

* * *

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Sabre excludes the Proposal from the 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (214) 698-3174, or

James F. Brashear, Sabre's Corporate Secretary, at (682) 605-1551, if we can be of any further assistance in this matter.

Sincerely,

Stanton P. Eigenbrodt / EAI

Stanton P. Eigenbrodt

Attachments

cc: James F. Brashear, Corporate Secretary, Sabre Holdings Corporation
John Chevedden

50163879_7.DOC

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 17, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Sabre Holdings Corp. (TSG)
Investor Response to Company No Action Request
Established Topic: Poison Pill
John Chevedden

Ladies and Gentlemen:

This letter addresses the aggressive and contrived company no action request to suppress an established corporate governance shareholder proposal topic.

To address the company questions, passages in the shareholder proposal are numbered and a corresponding number is marked on the attached supporting evidence. On certain numbered items text is included below.

2) The company is attempting to suppress information from the proposal which would facilitate shareholders in locating supporting material. For instance the title of the *Business Week* article which contains the supporting statement.

4) The company may impugn the proponent by insinuating that the proponent does not want to be associated with the proposal.

5) The Harvard report is titled, "Corporate Governance and Equity Prices," July 2001, Paul A. Gompers, Harvard Business School. Hewitt-Packard Company (December 17, 2002) directed a Harvard report reference such as the preceding to be included in the proposal text.

The "2001 Harvard Business School study" is an accurate statement which focuses on the source for the expertise and methodology of this study. This is of prime importance to shareholders. It is more relevant for shareholders to know the professional affiliations of the authors of the study, as compared to the name of each author.

Harvard Business School and the University of Pennsylvania's Wharton School are both listed on the cover page of the report. The lead author of the report is Paul A. Gompers, Harvard Business School.

In the Harvard Report "poison pills" is the first index item described. The poison pill is the first item note in the *Financial Times* November 9, 2001 article on the report.

The report abstract states that we found a striking relationship between corporate governance and stock returns. An investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5 percent per year. We find that weaker shareholder rights are associated with lower profits, lower sales growth.

The company claim on "judiciously" ignores a key side of the equation. For a management that does <u>not</u> act "judiciously" being pill-free could subject the management to a favorable take-over or give the management an added incentive to improve performance to avoid a take-over. Thus in a pill-free company poor management could be corrected earlier – before significant wealth is depleted from shareholder value.

7) News reports are included to support proposal text.

8) Text from The Corporate Library website on pills is included as an exhibit.

9) Item 9 item is supported by the exhibits in item 10.

11) The text of the proposal is believed appropriately worded for contingencies outside the proponent's control. The company has failed to describe how any proponent could determine with certainty whether the company will adopt a poison pill in the 5 months leading up to the annual meeting.

The company is seeking a new precedent, without any support. The company demands text be added to a 500-word proposal and at the same time it demands that the 500-word proposal not exceed 500-words.

Not Substantially Implemented

The company adopted a policy with a trap-door:
Under this policy the company is free to adopt a pill under any vague "best interests" of stockholders. The company does not specify whether "stockholders" is intended to include all stockholders or an insider stockholder group.

Circular Policy?

This substitute company policy could be largely moot because it can apparently be reversed in three months without a shareholder vote. It can probably be reversed with a conference call.

The company may be attempting to set a precedent that this established proposal topic can be suppressed by a circular policy that rotates in a weak poison pill policy any year in which a related shareholder proposal topic is submitted. And then rotates the policy out three months later.

Further support of the text in this proposal is based on *Analysis of Key SEC No-Action Letters:*
Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.
American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

The company does not address whether it fits to this description:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established governance topic or any text therein.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden
Shareholder

cc:
William Hannigan
Chairman

Corporation	Subject	Principal Sponsor or Coordinator	Status
	no consulting by auditors#+	UBCJA	46.5%
	redeem or vote on poison pill	Rossi Family	66.6% @ (p)
	report on directors' role in corporate strategy##	Laborers	14.2% @
	vote on future golden parachutes#	Brauff, C., Scaff, L.	omitted [b-1]
Pharmacia	redeem or vote on poison pill	Rossi Family	72.9% @ (p)
	repeal classified board	Sifferman, T.	71.8% @ (p)
Philip Morris	increase pension benefits#	Gentry, D.	omitted [i-7]
Phillips Petroleum	link pay to performance	Quintas, A.	3.2%
Pitney Bowes	redeem or vote on poison pill#	AFSCME	omitted [e-2]
Polaris Industries	commit to/report on board diversity	Srs. of Mercy	withdrawn
Potlatch	report on dividend policy#+	Osborn, J.	14.2% @
PPG Industries	repeal classified board#	Teamsters	omitted [e-2]
PPL	restrict director compensation#+	Rossnock, J.	not in proxy
PRG-Schultz International	redeem or vote on poison pill	TIAA-CREF	38.5%
Procter & Gamble	adopt cumulative voting	Davis, E.	10/8/2002
Public Service Enterprise Group	double board nominees	Dal Pan, J.	8.6%
Puget Energy	improve corporate governance#	LeTourneau, B.	omitted [i-3]
Qwest Communications Internatio	pension fund surplus reporting	BellTell Retirees	40.8% @
	vote on future golden parachutes		28.8% @
Ralcorp Holdings	repeal classified board	Calpers	50.4% @
Raytheon	award perfomance-based stock options	Eliot, C., Lagasse, G.	12.7% @
	increase key committee independence	Wolff, A.	19.3% @
	redeem or vote on poison pill	Chevedden Family Trust	62.7% @ (p)
	repeal classified board	Steiner, W.	61.9% @ (p)
	vote on future golden parachutes	LongView	44.4% @
	vote on future golden parachutes	Roberts, T.	18.9% @
Reebok International	repeal classified board	Conn. Retirement Plans	54.1% (p)
Reliant Energy	no consulting by auditors	UBCJA	29.7% @
	report on directors' role in corporate strategy	Laborers	14.2% @
ResMed	expense future stock options	Sheet Metal Workers	11/11/2002
Reynolds (R.J.) Tobacco Holdings	redeem or vote on poison pill#	Rossi Family	omitted [h-3]
Riggs National	shareholder approval of auditor	Davis, E.	withdrawn
Rite Aid	increase key committee independence	UBCJA	25.0% @
Ryder System	redeem or vote on poison pill	AFSCME	72.8% @ (p)
Sabre Holdings -Cl A	redeem or vote on poison pill	Chevedden, J.	83.6% (p)
Safeway	adopt cumulative voting#	Davis, E.	omitted [h-3]
	increase board independence	IBEW	46.3%
	increase compensation committee independence	UBCJA	47.0%
	no consulting by auditors##	Plumbers, Pipefitters	43.5%
	redeem or vote on poison pill	Rossi Family	71.7% (p)
	report on directors' role in corporate strategy##	Laborers	6.0%
Saks	adopt cumulative voting	Davis, E.	23.0%
	repeal classified board	NYCERS	32.9%
Sara Lee	no consulting by auditors	UBCJA	10/31/2002
SBC Communications	increase pension benefits#	Fischer, A & J.	omitted [b-2]
	redeem or vote on poison pill	Rossi Family	awaiting tally
Schulman (A.)	hire proxy advisory firm	Latham, M.	December
Sears, Roebuck	redeem or vote on poison pill#+	Rossi Family	70.0% (p)
	repeal classified board	Glotzer, M.,	68.7% (p)
Sempra Energy	conduct of annual meeting#	Selmer Family Trust	omitted [b-1]
	eliminate supermajority provision#	Chevedden Family Trust	omitted [d]
	redeem or vote on poison pill#	Gilberts	omitted [b-2]



committee with Walter P. Schuetze, the former chief accountant of the SEC's enforcement division. But in July, it disclosed that it paid Texas billionaire Sam Wyly $10 million to call off his proxy battle—a payment governance experts denounce as "greenmail" and an improper use of corporate funds. Lorsch, who was named to the CA board in March, says every director was behind the payment, which was viewed as a practical way to avoid the cost and distraction of a proxy fight. "It does not fall within my definition of greenmail," says Lorsch. "From our point of view, it was the right thing to do."

Also defending their governance practices were many of the companies that appeared on *BusinessWeek*'s Worst Boards list and in the Hall of Shame. Dillard's Inc., which fared poorly in the rankings due to its six inside or affiliated directors, said the current and former company employees brought "a wealth of insight and experience" as well as "character and integrity" to the board. Adelphia blamed its problems on the Rigas family, which, it said, provided the board with "inadequate, incomplete, misleading, or simply false information." And the company that started the governance revolution? It says it's not to blame for the failures that brought it down. "The board and its structure were more than adequate," wrote W. Neil Eggleston, an attorney representing the old Enron board, in a response to *BusinessWeek*. "Enron's management and outside advisers were the problem at Enron."

While extraordinary changes have been made, the governance revolution is far from over. Some changes proposed in Enron's wake—including certification of financial statements by CEOs, a ban on loans to officers and directors, and faster reporting of insider stock transactions—are in place. But others are still under discussion, including expensing of options, separation of the roles of chairman and CEO, and an outright ban on company side deals with directors.

Almost overnight, boards that were at the CEO's beck and call are more skeptical and independent of management

Other changes that aren't on most boards' radar screens yet, should be. Shareholders need more power to choose and replace directors. They need two candidates for every seat, and a simple majority of votes cast should decide the election. They also need access to the information that will let them make an informed choice. Disclosure of board roll-call votes on issues such as executive pay would go a long way toward helping shareholders decide which candidates deserve their vote. And shareholder resolutions should be easier to pass. Supermajority voting requirements should be eliminated. Resolutions should be binding.

As executives and board members watched the Enron drama and its sequels unfold, many came away with a renewed sense of purpose. Now, the reforms they've implemented promise not only to remake the corporation but also to sound the death knell for the imperial CEO. Almost overnight, boards that were at the CEO's beck and call are more independent, skeptical, and determined than ever to hold top executives accountable. As revolutions go, not a bad start.

By Louis Lavelle in New York

HALL OF SHAME

ADELPHIA COMMUNICATIONS [illegible]

ENRON Biggest governance failure in modern corporate history. The board twice waived its ethics guidelines to allow the CFO to participate in off-balance-sheet deals. Ignored warnings from auditors concerning high-risk accounting. Failed to follow up on allegations from whistle-blower Sherron Watkins. Directors disavowed responsibility for company failure under oath before Congress.

GLOBAL CROSSING [illegible]

METROMEDIA FIBER NETWORK Before a bankruptcy filing in May, three of board's eight members had ties to Metromedia or affiliated companies. The SEC is investigating accounting problems. The company has announced it will write down $4 billion in assets and restate financials for three quarters in 2001. Several directors sold more than $150 million in stock before the company's problems became widely known.

TYCO [illegible]

WARNACO Retail downturn plus massive debt and restructuring charges drove Linda Wachner's once-mighty underwear empire into bankruptcy last year—while the board snoozed. It didn't ask for Wachner's resignation until five months after the bankruptcy filing. Meanwhile, accounting errors forced the board to restate three years of financials. The SEC is considering enforcement action against the company. Two steps in right direction: recruiting a former American Express CEO for board and fighting Wachner's demand for $25 million in severance.

WORLDCOM [illegible] ... was paid $405,000 by WorldCom to provide air transportation services. Since the bankruptcy filing in July, the board has added three independent directors and initiated a search for a permanent CEO.

②



IRRC
Corporate Governance Service
Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2002—		—2001—		
(X) pending proposals	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4.	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

Corporate Governance and Equity Prices

July 2001

Paul A. Gompers
Harvard Business School
Harvard University and NBER

Joy L. Ishii
Department of Economics
Harvard University

Andrew Metrick
Department of Finance, The Wharton School
University of Pennsylvania and NBER

We thank Darrell Duffie, Gary Gorton, Edward Glaeser, Joe Gyourko, Steve Kaplan, Sendhil Mullainathan, Krishna Ramaswamy, Virginia Rosenbaum, Andrei Shleifer, Rob Stambaugh, Joel Waldfogel, Julie Wulf and seminar participants at Wharton and INSEAD for helpful comments. Ishii acknowledges support from an NSF Graduate Fellowship.



ABSTRACT

Corporate-governance provisions related to takeover defenses and shareholder rights vary substantially across firms. In this paper, we use the incidence of 24 different provisions to build a "Governance Index" for about 1,500 firms per year, and then we study the relationship between this index and several forward-looking performance measures during the 1990s. We find a striking relationship between corporate governance and stock returns. An investment strategy that bought the firms in the lowest decile of the index (strongest shareholder rights) and sold the firms in the highest decile of the index (weakest shareholder rights) would have earned abnormal returns of 8.5 percent per year during the sample period. Furthermore, the Governance Index is highly correlated with firm value. In 1990, a one-point increase in the index is associated with a 2.4 percentage-point lower value for Tobin's *Q*. By 1999, this difference had increased significantly, with a one-point increase in the index associated with an 8.9 percentage-point lower value for Tobin's *Q*. Finally, we find that weaker shareholder rights are associated with lower profits, lower sales growth, higher capital expenditures, and a higher amount of corporate acquisitions. We conclude with a discussion of several causal interpretations.

Keywords: *Corporate governance, shareholder rights, investor protection, agency problems, entrenched management, hostile takeovers, poison pills, golden parachutes, greenmail.*

THE CORPORATE LIBRARY
News Briefs
October 31 - November 13, 2001 Vol. 3, No. 31

Shareholder-Friendly Companies Outperform

United States – Companies that engage in such pro-management provisions as poison pills, super-majority votes, golden parachutes and classified boards averaged annual shareholder returns that were 8.5% less than shareholder-friendly firms, according to a survey of 1,500 companies authored by Wharton School of Business Finance Professor Andrew Metrick and Harvard University's Paul Gompers and Joy Ishii. The survey deducted points for every company by-law that worked against shareholder value. Those companies that most empowered shareholders - Hewlett-Packard (HWP), IBM, Wal-Mart (WMT), DuPont (DD), Southern Company (SO), and Berkshire Hathaway (BRKa) - outperformed the S&P 500 by 3.5% from 1990 to 1999. More pro-management companies - GTE, Waste Management (WMI), Time Warner, Kmart (KM), and United Telecommunications – trailed the S&P 500 by 5% from 1990 to 1999.

Financial Times, November 9, 2001

1997

The Three [illegible]ges of Activi[illegible]

The evolution of institutional activism falls into three distinct stages. During the early years (1987-1990) activists were intensely focused on takeovers and control. Proposals were designed to eliminate poison pills, golden parachutes, greenmail, fair price provisions, and other defensive practices that shareholders felt infringed on their rights and reduced the value of their investment. But activists were also pursuing a more important objective: defining a role for shareholders in corporate decisionmaking. The second stage (1990-1992) centered on reform of the proxy rules. Two issues — financial performance and board accountability — d[illegible]ate the third and curr[illegible]ge of [illegible]titutional activism.



John Wilcox: In the third stage.

Activists' goals, [illegible] as their tactics, have matured. Proponents now target companies either for poor financial performance or egregious governance practices. The selection process, which utilizes quantitative performance measures and checklists of governance policies and standards, has become a central activity in activists' self-defined role as corporate overseers. The annual publication of the Council of [illegible] Investors' "Focus 20" list of targeted underperformers is one of many such governance media events....Activism's growing focus on financial performance has [illegible] both the dialogue and the level of cooperation [illegible]en companies and large activist i[illegible]tions.





— **J[illegible]ilcox**, *chairman of Georgeson & Co. Inc., in "A 10-year Quest for Director Accountability" [Fall 1997]. He joined the firm, a specialist in proxy solicitations, investor analysis, and other advisory activities, in 1973.*

Investors Will Pay for Good Governance

There are three main reasons why investors will pay a premium for good governance:

- Some believe that a company with good governance will perform better over time, leading to a higher stock price. This group is primarily trying to capture upside, long-term potential.
- Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Also, when bad things do happen, they expect well-governed companies to rebound more quickly.
- Still others regard the recent increase in attention to governance as a fad. However, they tag along because so many investors do value governance. As this group sees it, the stock of a well-governed company may be worth more simply because governance is such a hot topic these days.

— **Robert Felton** *and* **Alec Hudnut** *of McKinsey & Co., and* **Jennifer Van Heeckeren**, *a professor at the University of Oregon, reporting on their study in "Putting a Value on Governance" [Spring 1997].*

Accounting's Impact on Governance

[illegible] providing the information essential to their exercise. But quite apart from these intended benefits, good disclosure has been the most efficient and effective mechanism for holding managers to manage better. It provides the brightest light and the most objective, detailed and extended portrait of managerial performance. Without it, neither the financial press nor shareholders nor markets could scrutinize that performance except by inference from sketchy data or by reliance on inside information of uncertain quality and consistency.

— [illegible]

6

Portrait by Jean Kristie

Financial News

Reuters Company News

Sabre Q3 earnings up but Q4 outlook cut

Thursday October 17, 4:53 pm ET
By Jon Herskovitz

(Updates with closing share price, fifth paragraph)

DALLAS, Oct 17 (Reuters) - Travel reservations company Sabre Holdings Corp. (NYSE:TSG - News) on Thursday posted higher third-quarter earnings but cut its outlook for the fourth quarter, citing a tepid travel industry.

A cost-cutting campaign boosted earnings in the third quarter. However, the fourth-quarter outlook was revised because the slump in travel is continuing longer than Sabre thought amid the overall slow economy.

Southlake, Texas-based Sabre, owner of the Travelocity.com Web site, posted third-quarter earnings of 46 cents a share excluding special items, up from 39 cents a year earlier. According to Thomson First Call, Sabre was expected to earn 44 cents per share, with forecasts ranging from 39 cents to 47 cents.

Including special items, such as a $16.2 million expense for amortization of stock compensation from merger and acquisition activity, net earnings were $58 million, or 40 cents per share, up from year-earlier net earnings of $56 million, or 42 cents per share.

Investors responded favorably to the results, sending Sabre shares up 10.2 percent. The stock gained $1.91 to close at $20.63 in trading on the New York Stock Exchange.

Sabre said a slumping travel industry and slowing economies in major countries led it to cut its fourth-quarter profit forecast, excluding special items, to a range of 20 cents to 25 cents a share from a previous projection of 22 cents to 27 cents.

However, Sabre reiterated its financial projections for the full year, saying it still expects earnings, excluding special items, of $1.85 to $1.95 per share.

It forecast full-year revenue of $2 billion to $2.1 billion, or between a contraction of 3 percent and growth of 1 percent compared with a year earlier.

... sluggish, we continue to effectively execute on our operating

7

"All of our companies are No. 1 or 2 in their space, and we fully expect those positions to strengthen during this lousy period in our industry's history," he said.

The company said revenue for the third quarter was $511 million, down 2.7 percent from $525 million a year earlier.

It said third-quarter total worldwide travel bookings processed through the Sabre system were down 4.7 percent. Bookings in the United States were off 8.1 percent, while international bookings declined 0.4 percent.

Revenue for Travelocity was $83 million for the third quarter, up 5.8 percent from a year ago.

Sabre has said sluggish travel bookings, stemming from the travel downturn after the Sept. 11 attacks on the United States, have hurt its earnings. Also, new cost structures for online ticket bookings have reduced its commissions.

Sabre said a bright spot in the third quarter was a long-term marketing agreement between Travelocity and American Airlines that provides Travelocity access to a broad offering of American fares.

Email this story - Set a News Alert


Search News

Airline-Industry Woes Leave Ticket Systems Like Sabre Holdings Scrambling

Knight Ridder Tribune Business News; Washington; Aug 16, 2002; Andrea Ahles;

Sic:
Start Page: 1
Companies: Sabre Holdings Corp*Sic:*561510*Sic:*514191*Sic:*514210 561510*Sic:*514191*Sic:*514210*Sic:*8732
Forrester Research Inc*Ticker:*FORR*Sic:*8732

Abstract:
Major carriers, led by American and United, are aggressively cutting costs ranging from food to personnel in a bid to reverse billions of dollars in losses. Among their costs: the fees that Sabre and competing systems charge the airlines when a ticket is booked through a travel agency, using Sabre or a rival system.

The airlines are already encouraging passengers to purchase tickets directly from their Web sites, bypassing the Big Four global distribution systems: Sabre, Worldspan, Amadeus and Galileo. The airlines are also developing software that will allow travel agents to bypass Sabre and buy directly from the airline instead.

Sabre also recently announced an optional corporate program in which businesses and their corporate travel agents can directly connect to airlines through Sabre's GetThere software. An airline's booking fees are cut in half when a ticket is booked using GetThere.

Full Text:

Aug. 16--The airline industry is sick, and that means travel distribution companies like Southlake-based Sabre Holdings are under pressure.

Major carriers, led by American and United, are aggressively cutting costs ranging from food to personnel in a bid to reverse billions of dollars in losses. Among their costs: the fees that Sabre and competing systems charge the airlines when a ticket is booked through a travel agency, using Sabre or a rival system.

The airlines are already encouraging passengers to purchase tickets directly from their Web sites, bypassing the Big Four global distribution systems: Sabre, Worldspan, Amadeus and Galileo. The airlines are also developing software that will allow travel agents to bypass Sabre and buy directly from the airline instead.

Sabre and its competitors, in turn, are finding ways to help airlines lower their ticket costs. And they are introducing software and other initiatives designed to make themselves more valuable to the airlines and to travel agents.

"The airlines want technology that can do more, be more flexible, assist with merchandising, and not be as expensive," said Henry Harteveldt, an analyst at Forrester Research.

Why the fuss? Ticket distribution systems may be invisible to the traveler, but the fees that airlines pay them represent the industry's third-largest expense behind labor and fuel, industry analysts say.

Although these fees represent only 2 percent of the total cost of an airline ticket, airlines spend almost $2 billion annually on booking fees to global distribution systems, according to Forrester. Of the four largest systems in the United States, Sabre has the largest market share, 49 percent.

Sabre and its competitors are dealing from positions of strength and vulnerability, analysts say.

Most airline revenue comes from travel booked through global distribution systems, which connect to thousands of travel agents nationwide. The "GDS" systems have been able to raise booking fees an average of 7 to 8 percent each year.

At the same time, the Internet has eaten into the market share of the GDS systems. The share of airline revenue booked through those systems has dropped from 70 percent in 2001

GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:
   a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
   b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;



   c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
   d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
   e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.
6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communicati[illegible] reholders and should seek shareholder views on



Source: Power and Accountability

1,000 Poison Pills

The pill is a "doomsday device," with such potent wealth destroying characteristics that no bidder has ever dared proceed to the point of causing a pill actually to become operative.

In either case, the pills have the potential to act as doomsday machines in the event of an unwanted control contest, providing a target's board with veto power.

All the board has to do is refuse to redeem the pill over takeover bids, even if they are in the best interest of target shareholders.

All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders; all the board has to do is refuse to redeem the pill, and no bidder would dare trigger its poison. Yet because they are implemented as warrants or rights offerings, the plans can be put in place without shareholder voting approval, under state law, which controls corporate governance.

See Previous issues of Labor's Money

Labor's Money:

- A Newsletter for the Taft-Hartley Proxy Voter -

Fall 2001

Shareholder Proposal Prompts Company to Add Sunset Provision to Pill

Company's initial response was not enough, says union funds

CSR News
Definitions
Free Publications
Labor's Money
Links

McDermott International is adopting a poison pill with a "sunset clause" that makes the continuation of its pill contingent on shareholder approval at the next annual meeting, the company said October 17. At the 2001 annual meeting, the company faced a poison pill proposal from the American Federation of State, County and Municipal Employees (AFSCME). The proposal passed with the support of 54.7 percent of the votes cast, and the company allowed the pill to expire immediately before the annual meeting.

Since the initial vote, the company has been in negotiations with the proponent. "This is exactly the kind of process we applaud," says Mike Zucker, director of the office of corporate affairs at AFSCME. Zucker reports that AFSCME is pleased that the company is putting the pill up for a vote. "It's clear that our proposal prompted this response from the company. What we've always advocated is that the shareholders get to choose what type of tools a board may use to protect shareholders' own interests."

The pill, in addition to requiring shareholder approval for its continuation, is set to expire in five years instead of the more traditional ten years.

AFSCME has not disclosed yet where it will file proposals for 2002, but Zucker notes that the union fund plans to file some poison pill resolutions.

return to index


10

the rhetoric of "shareholder rights," more than a few corporations adopted them during the 1980s. In fact, over 1,800 public U.S. corporations have some form of a poison pill. What's interesting is that this has set the stage for a series of sharply contested battles over poison pills in the last year, battles that generally pit company management against shareholder activists anxious to abolish the plans. In the context of the ongoing attempt to make corporations more responsible to their owners, the struggle against poison pills is crucial, even if often for only symbolic reasons. By stripping away yet another of the multiple layers of insulation and mediation that have been built up between shareholders and management, the elimination of poison pills works to create an environment in which those who own the company are able to exercise real voice.

Needless to say, more than a few managers see things rather differently, and are spending a great deal of time trying to convince shareholders to keep -- or, in some cases, even to adopt -- poison pills. Their efforts, though, have been lent a great deal of urgency by the success that shareholder activists have had in getting resolutions to rescind the poison pills placed on proxy ballots. The fight over poison pills is taking place at shareholder meetings across the country, and it's a fight more often acrimonious and bitter than it is gentlemanly.

This spring, 20 different anti-poison pill resolutions were being considered by shareholders. Some of these resolutions called for the outright elimination of pills, others were non-binding resolutions asking the board to approve elimination, and still others required companies without pills to seek shareholder approval before adopting one. In April, shareholders at **FLEMING** (NYSE: FLM) voted on one such plan, and for the first time in history imposed a mandatory rule prohibiting a board from implementing a pill plan without prior approval. And in February, **TRW** (NYSE: TRW) agreed to drop its poison pill by the year 2000 or to get shareholder approval for its extension in exchange for the withdrawal of an anti-pill resolution that had been sponsored by the Operating Engineers union.

Perhaps the most striking victory for antipill advocates came just a month ago, when shareholders of **COLUMBIA/HCA HEALTHCARE** (NYSE: COL) voted overwhelmingly to eliminate a poison pill measure that the company had adopted -- without shareholder approval -- just four years earlier. The antipill resolution, initially proposed by a investment fund, was embraced strongly by the Service Employees International Union (SEIU), which represents many of Columbia's workers. SEIU conducted a mailing campaign in support of the resolution, arguing that any plan which could have a dramatic impact on shareholder value should, at the very least, be approved by shareholders. Tellingly, after the vote's outcome was made public -- 61% of the votes cast were in favor of eliminating the pill -- Columbia's CEO, Rick Scott, said that the resolution was nonbinding and that shareholders did not have the final say. "The board of directors," he said, "is not required to accept the decision of the shareholders on this issue." Just a few days later, though, the board in fact voted to accept that decision.

A similarly contentious struggle is currently underway at **MAY DEPARTMENT STORES** (NYSE: MAY), where Monday company management proclaimed victory in its fight against an antipill resolution, even as UNITE, the union which had sponsored the resolution, levied charges of voting fraud. May filed papers with the SEC that said 110 million votes were cast against the resolution and 82 million votes were cast in favor. But 50 million of the votes cast came from proxy cards that the company had sent out before the antipill resolution was on the ballot. These proxies, which the company has called "discretionary," were used by the company to vote against the antipill resolution unless shareholders later filed an amended card. Astonishingly, the company has admitted its actions but insists that the vote is still valid. UNITE has filed suit to have the discretionary proxies tossed out.

Both Scott's comments and May's tactics are emblematic of the lengths to which management will go in order to protect its prerogatives. It's no coincidence, in that sense, that unions have been the driving force behind the antipill movement, since labor has a clear interest in ensuring that managers are responsible to someone other than themselves. What's most impressive about the antipill resolutions, though, is just how popular they are. According to a study by the Investor Responsibility Research Center cited by the Wall

3 – Allow Shareholder Vote regarding Poison Pills
This topic won our 83%-yes vote

(1)

This is to recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Shareholder resolutions should be binding

(2) Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002. This topic won our 83%-yes vote at our 2002 (3) annual meeting. The 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002.

(4) This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Harvard Report

(5) A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

(6) Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

(7) **Challenges Faced by our Company**

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have an input on any poison pill considered by our company:

1) Sabre cut its outlook citing a tepid travel industry.
2) Slowing economies in major companies has a negative impact.
3) The travel slump continues longer the Sabre thought.
4) New cost structure for online ticket bookings are reducing Sabre commissions.
5) Major carries, led by American and United, are aggressively cutting costs including the fees that Sabre charge the airlines for bookings.

Council of Institutional Investors Recommendation

(8) The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. The Corporate Library (9) www.thecorporatelibrary.com also includes information on this topic. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their (10) poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. I believe that our company should follow suit and allow shareholder input.

fwd: Dave Schwartz

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Sabre Holdings Corp. (TSG)
Investor Response to Company No Action Request
Established Topic: Poison Pill
John Chevedden

Ladies and Gentlemen:

This letter responds to the company January 17, 2003 letter which makes a further claim of substantially implemented. Additional information, addressed to the company objections to the shareholder proposal, is in the proponent's January 17, 2003 letter to the Office of Chief Counsel.

Defective Company Claim

The company now claims it adopted a policy that addresses the proposal. However there are a number of defects with this claim of a new policy. For instance there are no minutes as evidence that a purported policy was adopted. The company notification is indefinite. The company claims notification depends on circumstances outside the control of the company. The company also does not claim that there will be separate and timely notification if this proposal is reversed. In essence the company has adopted an inept and toothless proposal subject to reversal at almost any time.

The key part of the proposal is the vote – and no vote is provided for if the company reverses this policy.

Company Policy with a Trap-Door

The company policy also has a trap-door:
Under this policy the company is free to adopt a pill under any vague "best interests" of stockholders. The company does not specify whether "stockholders" is intended to include all stockholders or an insider stockholder group.

Circular Company Policy?

This substitute company policy could be largely moot because it can apparently be reversed in three months without a shareholder vote. It can probably be reversed with a conference call.

The company may be attempting to set a precedent that this established proposal topic can be suppressed by a circular policy that rotates in a weak poison pill policy any year in which a related shareholder proposal topic is submitted. And then rotates the policy out three months later.

Substantially implement claims must be approached with caution. Recent company letters have highlighted sham methods of "implementing" proposals:

1) For example, Northrop Grumman argued in its January 8, 2003 letter to the Office of Chief Counsel that one effective way to deal with a shareholder proposal is to adopt the proposal and then immediately reverse the adoption.

2) Furthermore, the Mattel, Inc. January 10, 2003 letter to the office of Chief Counsel said that it could be argued that a company could have implemented a proposal "by adopting the proposal and then repealing it immediately after."

For the above reasons the company seems to fall short of the burden of proof which falls on the company. But since the company – and not proponent – has the burden of proof, the company's unsupported contentions seem to be insufficient grounds for a no action determination.

Sincerely,

John Chevedden
Shareholder

cc:
William Hannigan
Chairman

fwd: Dave Schwartz

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310/371-7872

6 Copies
7th copy for date-stamp return

January 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Sabre Holdings Corp. (TSG)
Investor Response to Company No Action Request
Established Topic: Poison Pill
John Chevedden

Ladies and Gentlemen:

This letter responds to the company January 17, 2003 letter which makes a further claim of substantially implemented. Additional information, addressed to the company objections to the shareholder proposal, is in the proponent's January 17, 2003 letter to the Office of Chief Counsel.

Defective Company Claim

The company now claims it adopted a policy that addresses the proposal. However there are a number of defects with this claim of a new policy. For instance there are no minutes as evidence that a purported policy was adopted. The company notification is indefinite. The company claims notification depends on circumstances outside the control of the company. The company also does not claim that there will be separate and timely notification if this proposal is reversed. In essence the company has adopted an inept and toothless proposal subject to reversal at almost any time.

The key part of the proposal is the vote – and no vote is provided for if the company reverses this policy.

Company Policy with a Trap-Door

The company policy also has a trap-door:
Under this policy the company is free to adopt a pill under any vague "best interests" of stockholders. The company does not specify whether "stockholders" is intended to include all stockholders or an insider stockholder group.

Circular Company Policy?

This substitute company policy could be largely moot because it can apparently be reversed in three months without a shareholder vote. It can probably be reversed with a conference call.

The company may be attempting to set a precedent that this established proposal topic can be suppressed by a circular policy that rotates in a weak poison pill policy any year in which a related shareholder proposal topic is submitted. And then rotates the policy out three months later.

Substantially implement claims must be approached with caution. Recent company letters have highlighted sham methods of "implementing" proposals:
1) For example, Northrop Grumman argued in its January 8, 2003 letter to the Office of Chief Counsel that one effective way to deal with a shareholder proposal is to adopt the proposal and then immediately reverse the adoption.

2) Furthermore, the Mattel, Inc. January 10, 2003 letter to the office of Chief Counsel said that it could be argued that a company could have implemented a proposal "by adopting the proposal and then repealing it immediately after."

For the above reasons the company seems to fall short of the burden of proof which falls on the company. But since the company – and not proponent – has the burden of proof, the company's unsupported contentions seem to be insufficient grounds for a no action determination.

Sincerely,

John Chevedden
Shareholder

cc:
William Hannigan
Chairman

SABRE HOLDINGS CORPORATION

CERTIFICATE OF SECRETARY

The undersigned, being the duly elected Corporate Secretary of Sabre Holdings Corporation, a Delaware corporation (the "Corporation"), hereby certifies and attests that on January 14, 2003, the board of directors of the Corporation unanimously adopted by resolution the following policy:

> **Stockholder rights plan (poison pill).** The Corporation does not currently have in place any stockholders rights plan (also known as a "poison pill"). The Board believes that it is appropriate to seek stockholder approval for the adoption of any poison pill. The Board may, in exercising its fiduciary responsibilities under the circumstances, approve the adoption of a poison pill before obtaining stockholder approval, subject to the determination by a majority of the independent directors that such adoption would be in the best interests of the Corporation's stockholders in order to avoid the delay reasonably anticipated to obtain stockholder approval. The Corporation would seek stockholder approval at the next annual meeting for any poison pill adopted by the Board.

Such policy has not been amended, modified, revoked or rescinded in any respect, and is in full force and effect on the date hereof.

James F. Brashear, Corporate Secretary of
Sabre Holdings Corporation

Dated: March 7, 2003

50169755_1.DOC

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 17, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Sabre Holdings Corp. (TSG)
Investor Response to Company No Action Request
Established Topic: Poison Pill
John Chevedden

Ladies and Gentlemen:

This letter addresses the aggressive and contrived company no action request to suppress an established corporate governance shareholder proposal topic.

To address the company questions, passages in the shareholder proposal are numbered and a corresponding number is marked on the attached supporting evidence. On certain numbered items text is included below.

2) The company is attempting to suppress information from the proposal which would facilitate shareholders in locating supporting material. For instance the title of the *Business Week* article which contains the supporting statement.

4) The company may impugn the proponent by insinuating that the proponent does not want to be associated with the proposal.

5) The Harvard report is titled, "Corporate Governance and Equity Prices," July 2001, Paul A. Gompers, Harvard Business School. Hewitt-Packard Company (December 17, 2002) directed a Harvard report reference such as the preceding to be included in the proposal text.

The "2001 Harvard Business School study" is an accurate statement which focuses on the source for the expertise and methodology of this study. This is of prime importance to shareholders. It is more relevant for shareholders to know the professional affiliations of the authors of the study, as compared to the name of each author.

Harvard Business School and the University of Pennsylvania's Wharton School are both listed on the cover page of the report. The lead author of the report is Paul A. Gompers, Harvard Business School.

In the Harvard Report "poison pills" is the first index item described. The poison pill is the first item note in the *Financial Times* November 9, 2001 article on the report.

The report abstract states that we found a striking relationship between corporate governance and stock returns. An investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5 percent per year. We find that weaker shareholder rights are associated with lower profits, lower sales growth.

The company claim on "judiciously" ignores a key side of the equation. For a management that does <u>not</u> act "judiciously" being pill-free could subject the management to a favorable take-over or give the management an added incentive to improve performance to avoid a take-over. Thus in a pill-free company poor management could be corrected earlier – before significant wealth is depleted from shareholder value.

7) News reports are included to support proposal text.

8) Text from The Corporate Library website on pills is included as an exhibit.

9) Item 9 item is supported by the exhibits in item 10.

11) The text of the proposal is believed appropriately worded for contingencies outside the proponent's control. The company has failed to describe how any proponent could determine with certainty whether the company will adopt a poison pill in the 5 months leading up to the annual meeting.

The company is seeking a new precedent, without any support. The company demands text be added to a 500-word proposal and at the same time it demands that the 500-word proposal not exceed 500-words.

Not Substantially Implemented

The company adopted a policy with a trap-door:
Under this policy the company is free to adopt a pill under any vague "best interests" of stockholders. The company does not specify whether "stockholders" is intended to include all stockholders or an insider stockholder group.

Circular Policy?

This substitute company policy could be largely moot because it can apparently be reversed in three months without a shareholder vote. It can probably be reversed with a conference call.

The company may be attempting to set a precedent that this established proposal topic can be suppressed by a circular policy that rotates in a weak poison pill policy any year in which a related shareholder proposal topic is submitted. And then rotates the policy out three months later.

Further support of the text in this proposal is based on *Analysis of Key SEC No-Action Letters:*
Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.
American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

The company does not address whether it fits to this description:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established governance topic or any text therein.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden
Shareholder

cc:
William Hannigan
Chairman

Corporation	Subject	Principal Sponsor or Coordinator	Status
	no consulting by auditors#+	UBCJA	46.5%
	redeem or vote on poison pill	Rossi Family	66.6% @ (p)
	report on directors' role in corporate strategy##	Laborers	14.2% @
	vote on future golden parachutes#	Brauff, C., Scaff, L.	omitted [b-1]
Pharmacia	redeem or vote on poison pill	Rossi Family	72.9% @ (p)
	repeal classified board	Sifferman, T.	71.8% @ (p)
Philip Morris	increase pension benefits#	Gentry, D.	omitted [i-7]
Phillips Petroleum	link pay to performance	Quintas, A.	3.2%
Pitney Bowes	redeem or vote on poison pill#	AFSCME	omitted [e-2]
Polaris Industries	commit to/report on board diversity	Srs. of Mercy	withdrawn
Potlatch	report on dividend policy#+	Osborn, J.	14.2% @
PPG Industries	repeal classified board#	Teamsters	omitted [e-2]
PPL	restrict director compensation#+	Rossnock, J.	not in proxy
PRG-Schultz International	redeem or vote on poison pill	TIAA-CREF	38.5%
Procter & Gamble	adopt cumulative voting	Davis, E.	10/8/2002
Public Service Enterprise Group	double board nominees	Dal Pan, J.	8.6%
Puget Energy	improve corporate governance#	LeTourneau, B.	omitted [i-3]
Qwest Communications Internatio	pension fund surplus reporting	BellTell Retirees	40.8% @
	vote on future golden parachutes		28.8% @
Ralcorp Holdings	repeal classified board	Calpers	50.4% @
Raytheon	award perfomance-based stock options	Eliot, C., Lagasse, G.	12.7% @
	increase key committee independence	Wolff, A.	19.3% @
	redeem or vote on poison pill	Chevedden Family Trust	62.7% @ (p)
	repeal classified board	Steiner, W.	61.9% @ (p)
	vote on future golden parachutes	LongView	44.4% @
	vote on future golden parachutes	Roberts, T.	18.9% @
Reebok International	repeal classified board	Conn. Retirement Plans	54.1% (p)
Reliant Energy	no consulting by auditors	UBCJA	29.7% @
	report on directors' role in corporate strategy	Laborers	14.2% @
ResMed	expense future stock options	Sheet Metal Workers	11/11/2002
Reynolds (R.J.) Tobacco Holdings	redeem or vote on poison pill#	Rossi Family	omitted [h-3]
Riggs National	shareholder approval of auditor	Davis, E.	withdrawn
Rite Aid	increase key committee independence	UBCJA	25.0% @
Ryder System	redeem or vote on poison pill	AFSCME	72.8% @ (p)
Sabre Holdings -Cl A	redeem or vote on poison pill	Chevedden, J.	83.6% (p)
Safeway	adopt cumulative voting#	Davis, E.	omitted [h-3]
	increase board independence	IBEW	46.3%
	increase compensation committee independence	UBCJA	47.0%
	no consulting by auditors##	Plumbers, Pipefitters	43.5%
	redeem or vote on poison pill	Rossi Family	71.7% (p)
	report on directors' role in corporate strategy##	Laborers	6.0%
Saks	adopt cumulative voting	Davis, E.	23.0%
	repeal classified board	NYCERS	32.9%
Sara Lee	no consulting by auditors	UBCJA	10/31/2002
SBC Communications	increase pension benefits#	Fischer, A & J.	omitted [b-2]
	redeem or vote on poison pill	Rossi Family	awaiting tally
Schulman (A.)	hire proxy advisory firm	Latham, M.	December
Sears, Roebuck	redeem or vote on poison pill#+	Rossi Family	70.0% (p)
	repeal classified board	Glotzer, M.,	68.7% (p)
Sempra Energy	conduct of annual meeting#	Selmer Family Trust	omitted [b-1]
	eliminate supermajority provision#	Chevedden Family Trust	omitted [d]
	redeem or vote on poison pill#	Gilberts	omitted [b-2]



committee with Walter P. Schuetze, the former chief accountant of the SEC's enforcement division. But in July, it disclosed that it paid Texas billionaire Sam Wyly $10 million to call off his proxy battle—a payment governance experts denounce as "greenmail" and an improper use of corporate funds. Lorsch, who was named to the CA board in March, says every director was behind the payment, which was viewed as a practical way to avoid the cost and distraction of a proxy fight. "It does not fall within my definition of greenmail," says Lorsch. "From our point of view, it was the right thing to do."

Also defending their governance practices were many of the companies that appeared on *BusinessWeek*'s Worst Boards list and in the Hall of Shame. Dillard's Inc., which fared poorly in the rankings due to its six inside or affiliated directors, said the current and former company employees brought "a wealth of insight and experience" as well as "character and integrity" to the board. Adelphia blamed its problems on the Rigas family, which, it said, provided the board with "inadequate, incomplete, misleading, or simply false information." And the company that started the governance revolution? It says it's not to blame for the failures that brought it down. "The board and its structure were more than adequate," wrote W. Neil Eggleston, an attorney representing the old Enron board, in a response to *BusinessWeek*. "Enron's management and outside advisers were the problem at Enron."

While extraordinary changes have been made, the governance revolution is far from over. Some changes proposed in Enron's wake—including certification of financial statements by CEOs, a ban on loans to officers and directors, and faster reporting of insider stock transactions—are in place. But others are still under discussion, including expensing of options, separation of the roles of chairman and CEO, and an outright ban on company side deals with directors.

Almost overnight, boards that were at the CEO's beck and call are more skeptical and independent of management

Other changes that aren't on most boards' radar screens yet, should be. Shareholders need more power to choose and replace directors. They need two candidates for every seat, and a simple majority of votes cast should decide the election. They also need access to the information that will let them make an informed choice. Disclosure of board roll-call votes on issues such as executive pay would go a long way toward helping shareholders decide which candidates deserve their vote. And shareholder resolutions should be easier to pass. Supermajority voting requirements should be eliminated. Resolutions should be binding.

As executives and board members watched the Enron drama and its sequels unfold, many came away with a renewed sense of purpose. Now, the reforms they've implemented promise not only to remake the corporation but also to sound the death knell for the imperial CEO. Almost overnight, boards that were at the CEO's beck and call are more independent, skeptical, and determined than ever to hold top executives accountable. As revolutions go, not a bad start.

By Louis Lavelle in New York

HALL OF SHAME

ADELPHIA COMMUNICATIONS	Epic self-dealing by members of the Rigas family went undetected. Board has ousted worst offenders, withheld $4.2 million in severance for founder John Rigas. But for Adelphia shareholders, it's too little too late.
ENRON	Biggest governance failure in modern corporate history. The board twice waived its ethics guidelines to allow the CFO to participate in off-balance-sheet deals. Ignored warnings from auditors concerning "high-risk" accounting. Failed to follow up on allegations from whistle-blower Sherron Watkins. Directors disavowed responsibility for company failure under oath before Congress.
GLOBAL CROSSING	Three of seven directors are insiders. Audit committee lacks anyone with hands-on finance or accounting experience. Company is in bankruptcy. Accounting is under investigation. But chairman Gary Winnick is sitting pretty. He sold $735 million in stock before company's collapse.
METROMEDIA FIBER NETWORK	Before a bankruptcy filing in May, three of board's eight members had ties to Metromedia or affiliated companies. The SEC is investigating accounting problems. The company has announced it will write down $4 billion in assets and restate financials for three quarters in 2001. Several directors sold more than $150 million in stock before the company's problems became widely known.
TYCO	Disgraced CEO Dennis Kozlowski and others are alleged to have illegally siphoned off more than $100 million in corporate assets. An internal probe revealed that at least three directors or their companies for years received undisclosed Tyco payments for aircraft leases and legal services. To its credit, the board booted out director Frank Walsh after he refused to return $20 million he received for facilitating the CIT Group merger. Tyco is suing Kozlowski to recover five years of income and severance. All nine Kozlowski-era directors are leaving next year.
WARNACO	Retail downturn plus massive debt and restructuring charges drove Linda Wachner's once-mighty underwear empire into bankruptcy last year—while the board snoozed. It didn't ask for Wachner's resignation until five months after the bankruptcy filing. Meanwhile, accounting errors forced the board to restate three years of financials. The SEC is considering enforcement action against the company. Two steps in right direction: recruiting a former American Express CFO for board and fighting Wachner's demand for $25 million in severance.
WORLDCOM	The board signed off on financials that had o  ofits by $7.1 billion since 2000. Clifford Alexander Jr., who left the board in January after missin meetings in 2001, is chairman of Moody's Investors Service, which didn't downgrade WorldCom bo pril. Chairman Bert Roberts owns a company that was paid $405,000 by WorldCom to provide air-transportation services. Since the bankruptcy filing in July, the board has added three independent directors and initiated a search for a permanent CEO.



IRRC

Corporate Governance Service
Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2002—		—2001—		
(X) pending proposals	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

Corporate Governance and Equity Prices

July 2001

Paul A. Gompers
Harvard Business School
Harvard University and NBER

Joy L. Ishii
Department of Economics
Harvard University

Andrew Metrick
Department of Finance, The Wharton School
University of Pennsylvania and NBER

We thank Darrell Duffie, Gary Gorton, Edward Glaeser, Joe Gyourko, Steve Kaplan, Sendhil Mullainathan, Krishna Ramaswamy, Virginia Rosenbaum, Andrei Shleifer, Rob Stambaugh, Joel Waldfogel, Julie Wulf and seminar participants at Wharton and INSEAD for helpful comments. Ishii acknowledges support from an NSF Graduate Fellowship.



ABSTRACT

Corporate-governance provisions related to takeover defenses and shareholder rights vary substantially across firms. In this paper, we use the incidence of 24 different provisions to build a "Governance Index" for about 1,500 firms per year, and then we study the relationship between this index and several forward-looking performance measures during the 1990s. We find a striking relationship between corporate governance and stock returns. An investment strategy that bought the firms in the lowest decile of the index (strongest shareholder rights) and sold the firms in the highest decile of the index (weakest shareholder rights) would have earned abnormal returns of 8.5 percent per year during the sample period. Furthermore, the Governance Index is highly correlated with firm value. In 1990, a one-point increase in the index is associated with a 2.4 percentage-point lower value for Tobin's *Q*. By 1999, this difference had increased significantly, with a one-point increase in the index associated with an 8.9 percentage-point lower value for Tobin's *Q*. Finally, we find that weaker shareholder rights are associated with lower profits, lower sales growth, higher capital expenditures, and a higher amount of corporate acquisitions. We conclude with a discussion of several causal interpretations.

Keywords: *Corporate governance, shareholder rights, investor protection, agency problems, entrenched management, hostile takeovers, poison pills, golden parachutes, greenmail.*

THE CORPORATE LIBRARY
News Briefs
October 31 - November 13, 2001 Vol. 3, No. 31

Shareholder-Friendly Companies Outperform

United States – Companies that engage in such pro-management provisions as poison pills, super-majority votes, golden parachutes and classified boards averaged annual shareholder returns that were 8.5% less than shareholder-friendly firms, according to a survey of 1,500 companies authored by Wharton School of Business Finance Professor Andrew Metrick and Harvard University's Paul Gompers and Joy Ishii. The survey deducted points for every company by-law that worked against shareholder value. Those companies that most empowered shareholders - Hewlett-Packard (HWP), IBM, Wal-Mart (WMT), DuPont (DD), Southern Company (SO), and Berkshire Hathaway (BRKa) - outperformed the S&P 500 by 3.5% from 1990 to 1999. More pro-management companies - GTE, Waste Management (WMI), Time Warner, Kmart (KM), and United Telecommunications – trailed the S&P 500 by 5% from 1990 to 1999.

Financial Times, November 9, 2001




The Three Stages of Activism

The evolution of institutional activism falls into three distinct stages. During the early years (1987-1990) activists were intensely focused on takeovers and control. Proposals were designed to eliminate poison pills, golden parachutes, greenmail, fair price provisions, and other defensive practices that shareholders felt infringed on their rights and reduced the value of their investment. But activists were also pursuing a more important objective: defining a role for shareholders in corporate decisionmaking. The second stage (1990-1992) centered on reform of the proxy rules. Two issues — financial performance and board accountability — dominate the third and current stage of institutional activism.



John Wilcox: In the third stage.

Activists' goals, as well as their tactics, have matured. Proponents now target companies either for poor financial performance or egregious governance practices. The selection process, which utilizes quantitative performance measures and checklists of governance policies and standards, has become a central activity in activists' self-defined role as corporate overseers. The annual publication of the Council of [illegible] vestors' "Focus 20" list of targeted underperformers is one of many such governance media events....Activism's growing focus on financial performance has [illegible] both the dialogue and the level of cooperation between companies and large activist institutions.



— **John Wilcox**, *chairman of Georgeson & Co. Inc., in "A 10-year Quest for Director Accountability" [Fall 1997]. He joined the firm, a specialist in proxy solicitations, investor analysis, and other advisory activities, in 1973.*

Investors Will Pay for Good Governance

There are three main reasons why investors will pay a premium for good governance:

• Some believe that a company with good governance will perform better over time, leading to a higher stock price. This group is primarily trying to capture upside, long-term potential.

• Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Also, when bad things do happen, they expect well-governed companies to rebound more quickly.

• Still others regard the recent increase in attention to governance as a fad. However, they tag along because so many investors do value governance. As this group sees it, the stock of a well-governed company may be worth more simply because governance is such a hot topic these days.

— **Robert Felton** *and* **Alec Hudnut** *of McKinsey & Co., and* **Jennifer Van Heeckeren**, *a professor at the University of Oregon, reporting on their study in "Putting a Value on Governance" [Spring 1997].*

Accounting's Impact on Governance

In the debate over corporate governance, and how to make corporate boards and managements more effective and responsive to long-term shareholder interests, we usually look to board structures, compensation patterns, independent oversight, and the like. The debate has thus far been waged without so much as a nod toward the day-in, day-out impact of our accounting standards. I will suggest that good financial accounting, the extensive disclosures mandated most often in the English-speaking world, and notably in the U.S., is an often overlooked but powerful tool for enhancing corporate performance. Our disclosure policies were adopted in order to make Wall Street fair and efficient. They also give substance to shareholder rights by providing the information essential to their exercise. But quite apart from these intended benefits, good disclosure has been a most efficient and effective mechanism for inducing managers to manage better. It provides the brightest light and the most objective, detailed, and textured portrait of managerial performance. Without it, neither the financial press, nor shareholders, nor markets could scrutinize that performance, except by inference from sketchy data or by reliance on inside information of uncertain quality and consistency.

— **Louis Lowenstein**, *professor emeritus of law and finance at Columbia University, in "A Governance Tool that Really Works" [Fall 1997]. Prior to joining the Columbia faculty in 1980, he was president of Supermarkets General Corp.*



Portrait by Jean Kristie

Financial News

Reuters Company News

Sabre Q3 earnings up but Q4 outlook cut

Thursday October 17, 4:53 pm ET
By Jon Herskovitz

(Updates with closing share price, fifth paragraph)

DALLAS, Oct 17 (Reuters) - Travel reservations company Sabre Holdings Corp. (NYSE:TSG - News) on Thursday posted higher third-quarter earnings but cut its outlook for the fourth quarter, citing a tepid travel industry.

A cost-cutting campaign boosted earnings in the third quarter. However, the fourth-quarter outlook was revised because the slump in travel is continuing longer than Sabre thought amid the overall slow economy.

Southlake, Texas-based Sabre, owner of the Travelocity.com Web site, posted third-quarter earnings of 46 cents a share excluding special items, up from 39 cents a year earlier. According to Thomson First Call, Sabre was expected to earn 44 cents per share, with forecasts ranging from 39 cents to 47 cents.

Including special items, such as a $16.2 million expense for amortization of stock compensation from merger and acquisition activity, net earnings were $58 million, or 40 cents per share, up from year-earlier net earnings of $56 million, or 42 cents per share.

Investors responded favorably to the results, sending Sabre shares up 10.2 percent. The stock gained $1.91 to close at $20.63 in trading on the New York Stock Exchange.

Sabre said a slumping travel industry and slowing economies in major countries led it to cut its fourth-quarter profit forecast, excluding special items, to a range of 20 cents to 25 cents a share from a previous projection of 22 cents to 27 cents.

However, Sabre reiterated its financial projections for the full year, saying it still expects earnings, excluding special items, of $1.85 to $1.95 per share.

It forecast full-year revenue of $2 billion to $2.1 billion, or between a contraction of 3 percent and growth of 1 percent compared with a year earlier.

"While our industry remains sluggish, we continue to effectively execute on our operating

Related Quote

TSG	20.31	-0.58	News

View Detailed Quote
Delayed 20 mins
Quote data provided by Reuters

Related News Stories

- Sabre Signs Technology Partners to Enhance Low Fare, High Revenue Options For Travel Agents - PR Newswire (10:00 am)
- Travelocity Introduces Next Generation Technology With Merchant Hotel Offering - PR Newswire (8:36 am)
- US Airways to offer Internet fares through Sabre - Reuters (Mon Oct 21)
- Sabre Holdings Announces New Airline Participation Level; Long-Term Commitment to Premium GDS Level - PR Newswire (Mon Oct 21)

More...

- By industry: Airlines/aviation, Banking, Leisure/travel

Top Stories

- Stocks Fall as Texas Instruments Weighs - Reuters (9:45 am)
- McDonald's Earnings Fall, Sales Rise - Reuters (9:35 am)
- AT&T Ends Its Three Quarter Losing Streak - Reuters (9:07 am)
- Gillette Profit Rises on Cost Cuts - Reuters (9:58 am)

More...

- More Reuters
- Most-emailed articles
- Most-viewed articles

7

"All of our companies are No. 1 or 2 in their space, and we fully expect those positions to strengthen during this lousy period in our industry's history," he said.

The company said revenue for the third quarter was $511 million, down 2.7 percent from $525 million a year earlier.

It said third-quarter total worldwide travel bookings processed through the Sabre system were down 4.7 percent. Bookings in the United States were off 8.1 percent, while international bookings declined 0.4 percent.

Revenue for Travelocity was $83 million for the third quarter, up 5.8 percent from a year ago.

Sabre has said sluggish travel bookings, stemming from the travel downturn after the Sept. 11 attacks on the United States, have hurt its earnings. Also, new cost structures for online ticket bookings have reduced its commissions.

Sabre said a bright spot in the third quarter was a long-term marketing agreement between Travelocity and American Airlines that provides Travelocity access to a broad offering of American fares.

Email this story - Set a News Alert



Search News

Airline-Industry Woes Leave Ticket Systems Like Sabre Holdings Scrambling

Knight Ridder Tribune Business News; Washington; Aug 16, 2002; Andrea Ahles;

Sic:
Start Page: 1
Companies: Sabre Holdings CorpSic:561510Sic:514191Sic:514210 561510Sic:514191Sic:514210Sic:8732
Forrester Research IncTicker:FORRSic:8732

Abstract:
Major carriers, led by American and United, are aggressively cutting costs ranging from food to personnel in a bid to reverse billions of dollars in losses. Among their costs: the fees that Sabre and competing systems charge the airlines when a ticket is booked through a travel agency, using Sabre or a rival system.

The airlines are already encouraging passengers to purchase tickets directly from their Web sites, bypassing the Big Four global distribution systems: Sabre, Worldspan, Amadeus and Galileo. The airlines are also developing software that will allow travel agents to bypass Sabre and buy directly from the airline instead.

Sabre also recently announced an optional corporate program in which businesses and their corporate travel agents can directly connect to airlines through Sabre's GetThere software. An airline's booking fees are cut in half when a ticket is booked using GetThere.

Full Text:

Aug. 16--The airline industry is sick, and that means travel distribution companies like Southlake-based Sabre Holdings are under pressure.

Major carriers, led by American and United, are aggressively cutting costs ranging from food to personnel in a bid to reverse billions of dollars in losses. Among their costs: the fees that Sabre and competing systems charge the airlines when a ticket is booked through a travel agency, using Sabre or a rival system.

The airlines are already encouraging passengers to purchase tickets directly from their Web sites, bypassing the Big Four global distribution systems: Sabre, Worldspan, Amadeus and Galileo. The airlines are also developing software that will allow travel agents to bypass Sabre and buy directly from the airline instead.

Sabre and its competitors, in turn, are finding ways to help airlines lower their ticket costs. And they are introducing software and other initiatives designed to make themselves more valuable to the airlines and to travel agents.

"The airlines want technology that can do more, be more flexible, assist with merchandising, and not be as expensive," said Henry Harteveldt, an analyst at Forrester Research.

Why the fuss? Ticket distribution systems may be invisible to the traveler, but the fees that airlines pay them represent the industry's third-largest expense behind labor and fuel, industry analysts say.

Although these fees represent only 2 percent of the total cost of an airline ticket, airlines spend almost $2 billion annually on booking fees to global distribution systems, according to Forrester. Of the four largest systems in the United States, Sabre has the largest market share, 49 percent.

Sabre and its competitors are dealing from positions of strength and vulnerability, analysts say.

Most airline revenue comes from travel booked through global distribution systems, which connect to thousands of travel agents nationwide. The "GDS" systems have been able to raise booking fees an average of 7 to 8 percent each year.

At the same time, the Internet has eaten into the market share of the GDS systems. The share of airline revenue booked through those systems has dropped from 70 percent in 2001.

GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:
   a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
   b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
   c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
   d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
   e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.
6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communicati  reholders and should seek shareholder views on

Source: Power and Accountability

1,000 Poison Pills

The pill is a "doomsday device," with such potent wealth destroying characteristics that no bidder has ever dared proceed to the point of causing a pill actually to become operative.

In either case, the pills have the potential to act as doomsday machines in the event of an unwanted control contest, providing a target's board with veto power.

All the board has to do is refuse to redeem the pill over takeover bids, even if they are in the best interest of target shareholders.

All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders; all the board has to do is refuse to redeem the pill, and no bidder would dare trigger its poison. Yet because they are implemented as warrants or rights offerings, the plans can be put in place without shareholder voting approval, under state law, which controls corporate governance.

See Previous issues of Labor's Money

Labor's Money:

- A Newsletter for the Taft-Hartley Proxy Voter -

Fall 2001

Shareholder Proposal Prompts Company to Add Sunset Provision to Pill

Company's initial response was not enough, says union funds

McDermott International is adopting a poison pill with a "sunset clause" that makes the continuation of its pill contingent on shareholder approval at the next annual meeting, the company said October 17. At the 2001 annual meeting, the company faced a poison pill proposal from the American Federation of State, County and Municipal Employees (AFSCME). The proposal passed with the support of 54.7 percent of the votes cast, and the company allowed the pill to expire immediately before the annual meeting.

Since the initial vote, the company has been in negotiations with the proponent. "This is exactly the kind of process we applaud," says Mike Zucker, director of the office of corporate affairs at AFSCME. Zucker reports that AFSCME is pleased that the company is putting the pill up for a vote. "It's clear that our proposal prompted this response from the company. What we've always advocated is that the shareholders get to choose what type of tools a board may use to protect shareholders' own interests."

The pill, in addition to requiring shareholder approval for its continuation, is set to expire in five years instead of the more traditional ten years.

AFSCME has not disclosed yet where it will file proposals for 2002, but Zucker notes that the union fund plans to file some poison pill resolutions.

return to index


10

the rhetoric of "shareholder rights," more than a few corporations adopted them during the 1980s. In fact, over 1,800 public U.S. corporations have some form of a poison pill. What's interesting is that this has set the stage for a series of sharply contested battles over poison pills in the last year, battles that generally pit company management against shareholder activists anxious to abolish the plans. In the context of the ongoing attempt to make corporations more responsible to their owners, the struggle against poison pills is crucial, even if often for only symbolic reasons. By stripping away yet another of the multiple layers of insulation and mediation that have been built up between shareholders and management, the elimination of poison pills works to create an environment in which those who own the company are able to exercise real voice.

Needless to say, more than a few managers see things rather differently, and are spending a great deal of time trying to convince shareholders to keep -- or, in some cases, even to adopt -- poison pills. Their efforts, though, have been lent a great deal of urgency by the success that shareholder activists have had in getting resolutions to rescind the poison pills placed on proxy ballots. The fight over poison pills is taking place at shareholder meetings across the country, and it's a fight more often acrimonious and bitter than it is gentlemanly.

This spring, 20 different anti-poison pill resolutions were being considered by shareholders. Some of these resolutions called for the outright elimination of pills, others were non-binding resolutions asking the board to approve elimination, and still others required companies without pills to seek shareholder approval before adopting one. In April, shareholders at **FLEMING** (NYSE: FLM) voted on one such plan, and for the first time in history imposed a mandatory rule prohibiting a board from implementing a pill plan without prior approval. And in February, **TRW** (NYSE: TRW) agreed to drop its poison pill by the year 2000 or to get shareholder approval for its extension in exchange for the withdrawal of an anti-pill resolution that had been sponsored by the Operating Engineers union.

Perhaps the most striking victory for antipill advocates came just a month ago, when shareholders of **COLUMBIA/HCA HEALTHCARE** (NYSE: COL) voted overwhelmingly to eliminate a poison pill measure that the company had adopted -- without shareholder approval -- just four years earlier. The antipill resolution, initially proposed by a investment fund, was embraced strongly by the Service Employees International Union (SEIU), which represents many of Columbia's workers. SEIU conducted a mailing campaign in support of the resolution, arguing that any plan which could have a dramatic impact on shareholder value should, at the very least, be approved by shareholders. Tellingly, after the vote's outcome was made public -- 61% of the votes cast were in favor of eliminating the pill -- Columbia's CEO, Rick Scott, said that the resolution was nonbinding and that shareholders did not have the final say. "The board of directors," he said, "is not required to accept the decision of the shareholders on this issue." Just a few days later, though, the board in fact voted to accept that decision.



A similarly contentious struggle is currently underway at **MAY DEPARTMENT STORES** (NYSE: MAY), where Monday company management proclaimed victory in its fight against an antipill resolution, even as UNITE, the union which had sponsored the resolution, levied charges of voting fraud. May filed papers with the SEC that said 110 million votes were cast against the resolution and 82 million votes were cast in favor. But 50 million of the votes cast came from proxy cards that the company had sent out before the antipill resolution was on the ballot. These proxies, which the company has called "discretionary," were used by the company to vote against the antipill resolution unless shareholders later filed an amended card. Astonishingly, the company has admitted its actions but insists that the vote is still valid. UNITE has filed suit to have the discretionary proxies tossed out.

Both Scott's comments and May's tactics are emblematic of the lengths to which management will go in order to protect its prerogatives. It's no coincidence, in that sense, that unions have been the driving force behind the antipill movement, since labor has a clear interest in ensuring that managers are responsible to someone other than themselves. What's most impressive about the antipill resolutions, though, is just how popular they are. According to a study by the Investor Responsibility Research Center cited by the Wall Street Journal, over the last three years these resolutions have garnered the highest

(1)

3 – Allow Shareholder Vote regarding Poison Pills
This topic won our 83%-yes vote

This is to recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Shareholder resolutions should be binding

(2) Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002. This topic won our 83%-yes vote at our 2002 (3) annual meeting. The 83%-vote in 2002 vote exceeded the 60%-average yes vote for this topic at 50 companies in 2002.

(4) This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Harvard Report

(5) A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

(6) Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

(7) **Challenges Faced by our Company**

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have an input on any poison pill considered by our company:

1) Sabre cut its outlook citing a tepid travel industry.
2) Slowing economies in major companies has a negative impact.
3) The travel slump continues longer the Sabre thought.
4) New cost structure for online ticket bookings are reducing Sabre commissions.
5) Major carries, led by American and United, are aggressively cutting costs including the fees that Sabre charge the airlines for bookings.

Council of Institutional Investors Recommendation

(8) The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. The Corporate Library (9) www.thecorporatelibrary.com also includes information on this topic. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their (10) poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. I believe that our company should follow suit and allow shareholder input.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Sabre Holdings Corp. (TSG)
Investor Response to Company No Action Request
Established Topic: Poison Pill
John Chevedden

Ladies and Gentlemen:

This letter responds to the company January 17, 2003 letter which makes a further claim of substantially implemented. Additional information, addressed to the company objections to the shareholder proposal, is in the proponent's January 17, 2003 letter to the Office of Chief Counsel.

Defective Company Claim

The company now claims it adopted a policy that addresses the proposal. However there are a number of defects with this claim of a new policy. For instance there are no minutes as evidence that a purported policy was adopted. The company notification is indefinite. The company claims notification depends on circumstances outside the control of the company. The company also does not claim that there will be separate and timely notification if this proposal is reversed. In essence the company has adopted an inept and toothless proposal subject to reversal at almost any time.

The key part of the proposal is the vote – and no vote is provided for if the company reverses this policy.

Company Policy with a Trap-Door

The company policy also has a trap-door:
Under this policy the company is free to adopt a pill under any vague "best interests" of stockholders. The company does not specify whether "stockholders" is intended to include all stockholders or an insider stockholder group.

Circular Company Policy?

This substitute company policy could be largely moot because it can apparently be reversed in three months without a shareholder vote. It can probably be reversed with a conference call.

The company may be attempting to set a precedent that this established proposal topic can be suppressed by a circular policy that rotates in a weak poison pill policy any year in which a related shareholder proposal topic is submitted. And then rotates the policy out three months later.

Substantially implement claims must be approached with caution. Recent company letters have highlighted sham methods of "implementing" proposals:
1) For example, Northrop Grumman argued in its January 8, 2003 letter to the Office of Chief Counsel that one effective way to deal with a shareholder proposal is to adopt the proposal and then immediately reverse the adoption.

2) Furthermore, the Mattel, Inc. January 10, 2003 letter to the office of Chief Counsel said that it could be argued that a company could have implemented a proposal "by adopting the proposal and then repealing it immediately after."

For the above reasons the company seems to fall short of the burden of proof which falls on the company. But since the company – and not proponent – has the burden of proof, the company's unsupported contentions seem to be insufficient grounds for a no action determination.

Sincerely,

John Chevedden
Shareholder

cc:
William Hannigan
Chairman

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
FX: 202-942-9525

March 10, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549


RECEIVED
2003 MAR 11 PM 1:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Sabre Holdings Corp. (TSG)
Immediate Response to 3rd Company No Action Request Letter
Established Topic: Poison Pill
John Chevedden

Ladies and Gentlemen:

This is in addition to the January 17, 2003 and January 24, 2003 shareholder response to the company no action request. A further reply is under preparation since the company 3rd no action letter dated March 7, 2003 was just received.

First Bell Bancorp, Inc. (March 3, 2000) is a more recent rule 14a-8(i)(10) precedent which is contrary to the company substantially implemented position. The Staff Reply Letter in First Bell Bancorp stated: "We are unable to concur in your view that First Bell Bancorp may exclude the proposal under rule 14a-8(i)(10)."

The following are key First Bell Bancorp claims in its no action request:

Under Rule 14a-8(i)(10) the Proposal may be Omitted Because it has Already Been Substantially Implemented

Rule 14a-8(i)(10) allows a registrant to omit a proposal from its proxy materials if "the company has already substantially implemented the proposal."

... the recommended actions set forth in the Proposal would already be substantially implemented by the past and current actions of the Company's Board.

... the Proposal recommends that the Company's Board consider actions it has already considered and will continue to consider.

In Kysor Industrial Corp., No-Action Letter (February 28, 1990), the registrant received a stockholder proposal calling for the establishment of an independent committee to develop proposals to recapitalize the registrant, to solicit offers to acquire all or part of the registrant, and to retain an investment banking firm.

The Company's Board has authority and discretion encompassing the requirements of the Proposal, just as the committee in Kysor did with respect to the proposal at issue there. In the course of its duties the Company's Board has substantially implemented the Proposal by continually considering the strategic alternatives of the Company.

The shareholder proposal did not call for a specific step to achieve its objective – merely "necessary steps," specifically:

RESOLVED, it is recommended that the Board of Directors of First Bell Bancorp, Inc. (the "Company") take the necessary steps to achieve a sale or merger of the Company on terms that will maximize shareholder value.

Furthermore the unexacting shareholder text would seem to allow the company a means to easily meet the objective of the proposal. This is due to the clause "on terms that will maximize shareholder value." Thus it would seem that if the company would produce a recent or current outside opinion that a sale or merger would not maximize shareholder value at a particular point in time, that nothing more need be done to satisfy the steps the proposal called for.

However, the above no action request did not receive concurrence on substantially implemented grounds, specifically in this sentence from the Staff Reply Letter:

We are unable to concur in your view that First Bell Bancorp may exclude the proposal under rule 14a-8(i)(10).

There is no company opinion of Counsel that the proposal substantially implements the shareholder proposal according to the laws of the state of incorporation.

Furthermore, evidence in 2003 indicates substantially implement claims must increasingly be approached with caution. Even company letters have recently highlighted sham methods of "implementing" proposals:

1) For example, Northrop Grumman argued in its January 8, 2003 letter to the Office of Chief Counsel that one effective way to deal with a shareholder proposal is to adopt the proposal and then immediately reverse the adoption.

2) Also the Mattel, Inc. January 10, 2003 letter to the office of Chief Counsel said that it could be argued that a company could have implemented a proposal "by adopting the proposal and then repealing it immediately after."

A further reply is under preparation since the company 3rd no action letter dated March 7, 2003 was just received.

It is respectfully requested that time be allowed for a more thorough response to the 3rd company no action letter.

Sincerely,

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
FX: 202-942-9525

March 16, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Sabre Holdings Corp. (TSG)
Response to 3rd Company No Action Request Letter
Established Topic: Poison Pill
John Chevedden

Ladies and Gentlemen:

A further response will be sent for airbill arrival on March 18, 2003.

Sincerely,

John Chevedden
Shareholder

cc:
William Hannigan
Chairman

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

March 17, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Sabre Holdings Corp. (TSG)
Response to 3rd Company No Action Request Letter
Established Topic: Poison Pill
John Chevedden

Ladies and Gentlemen:

This response is in addition to the January 17, 2003 and January 24, 2003 shareholder response to the company no action request. This letter is made necessary by the seemingly endless series of company no action request letters including the company's latest 3rd no action request letter dated March 7, 2003.

It is disturbing that the company appears to have a tactic of submitting a last-minute letter without prior notice, two months after the initial company letter. It appears that the company hopes that the proponent will thus not have a fair opportunity to respond to the last-minute company letter.

The following are a number of 2002 and 2003 Staff Reply Letter examples in which company Rule 14a-8(i)(10) claims were not concurred with. It is important to note that the "substantially implemented" claims in these cases were not concurred with in spite of challenging assertions by major companies.

For each no action request text is included directly from the Staff Reply letter. This is followed by key company claims directly from the respective company no action request letter.

2003

The Boeing Company, (Feb. 18, 2003)

Text from the SEC Reply Letter:

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.
We are unable to concur in your view that Boeing may exclude the proposal under **Rule 14a-8(i)(10)**. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

The above reply was issued after this key company claim:

1. The Proposal may be excluded under Rule 14a-8(i)(10) – substantially implemented – because the Company's Performance Share Program ("PSP") already links executive equity based compensation to the Company's stock performance.

3M Company, MMM (Jan. 28, 2003)
Text from the SEC Reply Letter:
The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."
We are unable to concur in your view that 3M may exclude the proposal under Rule 14a-8(i)(10). Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

The above reply was issued after this key company claim:
Following consideration of the favorable vote Mr. Rossi's proposal received and in light of this belief, the Board has adopted a statement of policy on this topic. The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

UST Inc., (Dec. 26, 2002)
Text from the SEC Reply Letter:
The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."
We are unable to concur in your view that UST may exclude the proposal under Rule 14a-8(i)(10). Accordingly, we do not believe that UST may omit the proposal from its proxy material under Rule 14a-8(i)(10).

The above reply was issued after this key company claim:
The Company is aware that the Staff did not permit the exclusion of a reference to "redeeming or terminating any pill now in effect," even though there was no pill then in effect, when included in a proposal that also called for shareholder approval prior to adopting any poison pill. Minnesota Mining and Manufacturing ("3M") (March 18, 2002). In its no-action request, 3M asserted that the entire proposal may be excluded as substantially implemented. Unlike 3M, the Company does not assert that the entire Proposal has been substantially implemented, but rather that the reference to redeeming "any poison pill previously issued (if applicable)" is, in fact, inapplicable and that such reference may properly be excluded from the Proposal.
Accordingly, the Company submits that the purposes of the Proposal have been "substantially implemented" and that, therefore, such portion of the Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10).

2002
Airborne, Inc., (April 9, 2002).
Text from the SEC Reply Letter:
The proposal requests that the board of directors "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in

effect unless it has been approved by a shareholder vote at the next shareholder meeting."

The above reply was issued after this key company claim:
On February 15, 2002 Airborne, Inc. issued a press release announcing redemption of its shareholder rights plan.

Airborne, Inc., (April 12, 2002)
Text from the SEC Reply Letter:
The proposal requests that Airborne adopt a policy of confidential voting at all shareholder meetings.
We are unable to conclude that Airborne has met its burden of establishing that Airborne may exclude the proposal under Rule 14a-8(i)(10). Accordingly, we do not believe that Airborne may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

The above reply was issued after this key company claim:
By letter dated February 6, 2002, Airborne notified Mr. Chevedden that the Airborne board had adopted a confidential voting policy, set forth verbatim in the letter, and requested withdrawal of the shareholder proposal pursuant to Rule 14a-8(h)(10) as the proposal has been substantially implemented.

Alaska Air Group, (March 8, 2002)
Text from the SEC Reply Letter:
The proposal requests that the board of directors take the necessary steps to implement a policy of simple-majority voting.
We are unable to concur in your view that Alaska Air may exclude the proposal under Rule 14a-8(i)(10). Accordingly, we do not believe that Alaska Air may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

The above reply was issued after this key company claim:
1. The Revised Proposal has been substantially implemented and is therefore excludable under Rule 14a-8(i)(10) because in 2001 the Company's Board of Directors took the "steps necessary" to implement the Revised Proposal by proposing the elimination of supermajority vote requirements in the Company's Certificate of Incorporation.

AMR Corporation, (April 3, 2002)
Text from the SEC Reply Letter:
The proposal requests that the Company adopt a bylaw that the board nominate independent directors to key board committees to the fullest extent possible.
We are unable to concur in your view that AMR may exclude the proposal under Rule 14a-8(i)(10). Accordingly, we do not believe that AMR may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

The above reply was issued after this key company claim:
The Corporation's bylaws (attached as Exhibit A to this letter) and policies require that the Audit and Compensation / Nominating Committees consist solely of independent directors.

PG&E Corporation, (Feb. 28, 2002)
Text from the SEC Reply Letter:

The proposal requests that PG&E adopt a bylaw that the board nominate independent directors to key board committees to the fullest extent possible.
We are unable to concur in your view that PG&E may exclude the proposal under Rule 14a-8(i)(10). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

The above reply was issued after this key company claim:
The Corporation has already substantially implemented the Proposal. In December 1996, the Corporation's Board of Directors adopted, by resolution, a comprehensive set of corporate governance guidelines (the "Governance Guidelines") that set forth the duties and composition of various Board committees, including the Audit Committee and the Nominating and Compensation Committee. Under the Governance Guidelines, both the Audit Committee and the Nominating and Compensation Committee must "be composed entirely of independent outside directors," who (1) may not be either current or former employees of the Corporation or its subsidiaries, (2) may not be consultants to the Corporation or its subsidiaries, and (3) may not be either current or former officers or employees of any other corporation on whose board of directors any officer of the Corporation serves as a member. Thus, the existing Governance Guidelines specify that the Corporation's Board committees that oversee audits, compensation and nomination be composed entirely of independent directors, and also set forth clear definitions of the level of independence required. The Corporation's Audit Committee and Nominating and Compensation Committee are in compliance with these guidelines.

Raytheon Company, (March 12, 2002)
Text from the SEC Reply Letter:
The proposal requests that Raytheon implement a sustained policy that the board nominate only independent directors to key board committees to the fullest extent possible.
We are unable to conclude that Raytheon has met its burden of establishing that Raytheon has substantially implemented the proposal. Accordingly, We do not believe that Raytheon may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

The above reply was issued after this key company claim:
Last year the Company adopted an expansive set of corporate governance guidelines disclosed in the Company's definitive Proxy Statement dated March 26, 2001. The second governance principle reads as follows: "The Audit Committee, the Management Development and Compensation Committee, the Nominating Subcommittee and the Options Subcommittee consist entirely of independent directors."

Sears Roebuck and Co., (Feb. 26, 2002)
Text from the SEC Reply Letter:
The proposal requests that the board of directors "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."
We are unable to concur in your view that Sears may omit the proposal under Rule 14a-8(i)(10). Accordingly, we do not believe that Sears may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

The above reply was issued after this key company claim:

The Division has previously agreed that a request to "redeem any stockholder rights plan unless the issue is approved by" the shareholders is excludable under Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10), as moot when the plan in question had been terminated.

Exxon Mobil Corporation, (March 26, 2002)
Text from the SEC Reply Letter:
The proposal requests that the board of directors "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."
We are unable to concur in your view that Exxon Mobil may exclude the proposal under Rule 14a-8(i)(10). Accordingly, we do not believe that Exxon Mobil may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

The above reply was issued after this key company claim:
See, for example, Occidental Petroleum Corporation (available January 28, 1997) (proposal to redeem or submit to a vote the company's share purchase rights plan moot where the rights agreement had expired);

The above are examples of how claimed similarities were found to not add up to "substantially implemented."

Sham methods of "implementing" proposals
Furthermore, evidence in 2003 indicates substantially implemented claims must increasingly be approached with caution. Even a company letter has recently highlighted sham methods of "implementing" proposals:

The Mattel, Inc. January 10, 2003 letter to the office of Chief Counsel (exhibit attached) said that it could be argued that a company could have implemented a proposal "by adopting the proposal and then repealing it immediately after."

A resolution that can be adopted and reversed in a day, should not be considered substantially implemented. Under the last-minute adoption of the Sabre Holdings policy it appears that reversal in a day could also be adopted by the company. Thus it would seem to require a higher standard of "substantially implemented" than evidenced by the company in its last-minute letter on a potential flip-flop resolution.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company no action request.

Sincerely,

John Chevedden
Shareholder

cc:
William Hannigan
Chairman



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

January 10, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc.
Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice that Mattel, Inc., a Delaware corporation ("Mattel" or the "Company"), intends to omit from the proxy statement and form of proxy for the Company's 2003 annual meeting of stockholders (together, the "Proxy Materials") a proposal (the "Proposal") submitted to the Company by John Chevedden. A copy of the Proposal and accompanying cover letter is attached hereto as Attachment A.

The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials for the reason set forth in this letter.

I. The Proposal

The Proposal states:

> "This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. This is a significant step beyond merely not renewing a pill – a pill that could be reinstated at almost a moment's notice and without our approval."

rights plan. In both cases, however, the "resolution" portion of the proposals did not include the sentence "[o]nce enacted this proposal is not to be changed except by a shareholder vote as a separate ballot item," which was included in the General Dynamics proposal. (In the case of the proposal submitted to the Company, a modified version of this sentence appeared in the supporting statement, and in the case of Atlas Air the sentence did not appear anywhere in the proposal.) Thus, in both cases, the proposed bylaw was not "binding": even after implementing the proposal by adopting the requested bylaw, the board would continue to have the ability subsequently to amend the bylaws to eliminate the requirement of shareholder approvals. In both cases, however, the registrants nevertheless argued that the proposals could be excluded on Rule 14a-8(i)(2) grounds, because the proposals, if implemented, would conflict with fundamental principles of Delaware law, including the duty of directors to manage the affairs of the corporation and fulfill their fiduciary duties. In both cases, the Staff agreed and permitted exclusion of the proposals.

There is no principled basis on which the proposal permitted to be excluded in Atlas Air can be distinguished from the Proposal in this case. The evolution of rights plan bylaw proposals and the Staff's no-action letters indicate that the basis on which the proposal in Atlas Air was permitted to be excluded was that the proposal, if implemented, would cause the Atlas Air board to violate its fiduciary duties. This conclusion was reached in spite of the fact that the proposal in Atlas Air was precatory, and did not request the adoption of a bylaw on which there would be any barriers to subsequent amendment or repeal (as was the case in General Dynamics). Notwithstanding the fact that the proposal in Atlas Air requested only the adoption of a bylaw that the Board could amend or repeal at any time it wanted, the Staff nevertheless concluded that the proposal was excludable because, at its core, it sought for the directors to abdicate their fiduciary duties, in violation of law.

For the reasons described in Sections A.1 and A.2 above, we believe that the Staff's conclusion in Atlas Air is clearly correct and in accordance with Delaware law. And we think that it is then the inescapable conclusion that the Proposal in this case is also excludable under Rule 14a-8(i)(2), because there is no substantive difference between what the Proposal seeks in this case and the precatory, repealable bylaw requested by the proposals in Atlas Air and Mattel. Both proposals, if implemented, would result in violations of Delaware law. Indeed, if anything, the Proposal in this case is more clearly in violation of Delaware law. It might be argued, for example, that the board in Atlas Air could have "implemented" the proposal by adopting the rights plan bylaw and then repealing it immediately after. In this case, however, the Proposal does not go through the intermediary of a bylaw, and instead directly asks for the Board to abdicate its fiduciary duties.

We are aware that a number of no-action letters have been issued over the last several years in which registrants have sought to exclude rights plan proposals similar to this one on Rule 14a-8(i)(2) grounds. With only one exception, however, every one of these letters was issued prior to the issuance of the Atlas Air letter, and we think that this

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sabre Holdings Corporation
Incoming letter dated January 10, 2003

The proposal requests that the board of directors "redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Sabre may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Shareholder resolutions should be . . ." and ends ". . . cover-page report, October 7, 2002";
- provide a citation to a specific source for the sentence that begins "The 83%-vote in 2002 . . ." and ends ". . . at 50 companies in 2002";
- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Report . . ." and ends ". . . company performance from 1990 to 1999";
- specifically identify the persons or entities referenced in the sentences that begin "Some believe that a company . . ." and end ". . . bad things happening to a company" and provide factual support in the form of a citation to a specific source;
- delete the subheading and paragraph that begins "Challenges Faced by our Company . . ." and ends ". . . Sabre charge the airlines for bookings";
- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced; and
- delete the sentence that begins "The Corporate Library . . ." and ends ". . . information on this topic."

Accordingly, unless the proponent provides Sabre with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sabre omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Sabre may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Sabre may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that Sabre may exclude the sentence that begins "This proposal is submitted by . . ." and ends ". . . Redondo Beach, Calif. 90278" under rule 14a-8(l). Accordingly, it is our view that Sabre may omit this sentence from the supporting statement under rule 14a-8(l).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor